Form 20-F
period 2002-12-31
SHARPE RESOURCES CORP
filed 2003-06-24
CIK 1024696

SEC 1852 (02-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden hours per response. . . 465.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

___
    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X__
    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

___
    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 29606

SHARPE RESOURCES CORPORATION (Exact name of Registrant as specified in its charter)

     (Translation of Registrant's name into
English)

     CANADA
(Jurisdiction of incorporation or organization)

     3258 MOB NECK
    ROAD
     HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

    Securities registered or to be registered pursuant to
Section 12(b) of the Act.

     Title of each class
     ____________________________________
____________________________________
    Name of each exchange on which registered  ____________________________________

____________________________________

    Securities registered or to be registered pursuant to
Section 12(g) of the Act.

     COMMON SHARES
(Title of Class)

___________________________________________________________________________ (Title of Class)

    Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act.

___________________________________________________________________________ (Title of Class)

    Indicate the number of outstanding shares of each of the
    issuer's classes of capital or common stock as of the close of the period covered by the annual report.

33,184,803 Common Shares

    Indicate by check mark whether the registrant (1) has
    filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
    Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No

    Indicate by check mark which financial statement item the
registrant has elected to follow.

___X___ Item 17 _____ Item 18

    (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PAST FIVE YEARS)

    Indicate by check mark whether the registrant has filed
    all documents and reports required to be filed by Sections 12, 13 or 15(d) of the
    Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

______Yes __X___No

Index

PART 1

5

ITEM 1
    IDENTITY OF DIRECTORS, SENIOR
MANAGEMENT AND ADVISERS
5

ITEM 2
    OFFER STATISTICS AND EXPECTED
TIMETABLE
5

ITEM 3
KEY INFORMATION
5

A.
Selected financial data
5

B.
    Capitalization and
indebtedness
6

C.
    Reasons for the offer and
use of proceeds
6

D.
Risk factors
6

ITEM 4
INFORMATION ON THE COMPANY
10

A.
    History and development of
the company
10

B.
Business overview
11

C.
Organizational structure
11

D.
    Property, plants and
equipment
11

ITEM 5
    OPERATING AND FINANCIAL REVIEW
AND PROSPECTS
12

A.
Operating results
12

B.
    Liquidity and capital
resources
14

C.
    Research and development,
patents and licenses, etc.
15

D.
Trend information
15

ITEM 6
    DIRECTORS, SENIOR MANAGEMENT
AND EMPLOYEES
15

A.
    Directors and senior
management
15

B.
Compensation
16

C.
Board practices
19

D.
Employees
20

E.
Share ownership
20

ITEM 7
    MAJOR SHAREHOLDERS AND RELATED
PARTY TRANSACTIONS
20-

A.
Major shareholders
20

ITEM 8
FINANCIAL INFORMATION
21

A.
    Consolidated statements and
other financial information
21

B.
Significant changes
21

ITEM 9
THE OFFER AND LISTING
21

A.
Offer and listing details
21

B.
Plan of distribution
23

C.
Markets
23

D.
Selling shareholders
24

E.
Dilution
24

F.
Expense of the issue
24

ITEM 10
ADDITIONAL INFORMATION
24

A.
Share capital
24

B.
    Memorandum and articles of
association
24

C.
Material contracts
24

D.
Exchange controls
24

E.
Taxation
26

F.
Dividends and paying agents
27

G.
Statements by experts
27

H.
Documents on display
27

I.
Subsidiary informations
27

ITEM 11
    QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK
27

ITEM 12
    DESCRIPTION OF SECURITIES OTHER
THAN EQUITY SECURITIES
27

PART II

28

ITEM 13
    DEFAULTS, DIVIDENT ARREARAGES
AND DELINQUENCIES
28

ITEM 14
    MATERIAL MODIFICATIONS TO THE
RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
28

ITEM 15
[RESERVED]
29

ITEM 15
[RESERVED]
29

PART III

29

ITEM 17
FINANCIAL STATEMENTS
29

ITEM 18
FINANCIAL STATEMENTS
47

ITEM 19
EXHIBITS
47

SIGNATURES
48

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended
    December 31, 2002, 2001 2000, 1999, and 1998. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada
    ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company and the Company's inactive wholly-owned Canadian subsidiary 1032144 Ontario, Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United
    States ("US GAAP") which affect the Company is contained in Note 19 of the
    Consolidated Financial Statements included with this report.

Sharpe Resources Corporation

Consolidated Financial Statement Data

For the Years Ended December 31

(Expressed in US Currency)

2002
2001
2000
1999
1998

Selected Operating Data

Oil & Gas Revenue
$55,631
$1,338,505
$2,254,220
$2,694,994
$2,501,028

Production Costs
$237,800
($294,757)
($592,474)
($855,829)
($1,748,972)

Expenses
($79,511)
($1,550,942)
($1,858,836)
($2,338,665)
($6,403,668)

Gain on Settlement of Debt
$149,681
$13,671
$1,313,900
$0
$0

Income (Loss) before under noted
($111,999)
($2,333,040)
$1,116,810
($499,500)
($5,651,612)

Equity loss from Royal Standard
$0
$0
$0
$0
($60,544)

Net Income (Loss) for the period
($111,999)
($2,333,040)
$1,116,810
($499,500)
($5,712,156)

Earnings (Loss) per share basic
($0.00)
($0.07)
$0.03
($0.02)
($0.19)

Earnings (Loss) per share diluted
($0.00)
($0.07)
$0.03
($0.02)
($0.19)

2002
2001
2000
1999
1998

Selected Balance Sheet Data

Working Capital
$142,003
$474,316
($1,748,455)
($6,679,293)
($3,965,350)

Total Assets
$162,406
$569,978
$7,582,413
$8,417,710
$7,641,451

Long Term Debt
($664,533)
($931,868)
($3,324,516)
$0
($1,410,668)

Capital Stock
($10,921,861)
($10,921,861)
($10,888,834)
($10,855,051)
($10,855,051)

Deficit
($11,500,963)
($11,388,864)
($9,055,924)
($10,172,734)
($9,673,234)

Currency Exchange Rates

Except where otherwise indicated, all of the dollar figures in this annual report on Form 20-F, including the financial statements, refer to United
    States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New
    York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the "Noon Buying Rate"). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the
    Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

     Year Ended
December 31,

1998
1999
2000
2001
2002

High for the period
.7105
.6925
.6973
.6696
.8532

Low for the period
.6330
.6618
.6413
.6266
.7992

Average rate for the period(1)
.6504
.6744
.6735
.6446
.8308

Rate at end of period
.6501
.6925
.6666
.6279
.8358

_______________

    Based on the average exchange rates on the last day of each month during the applicable period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D.  Risk factors.

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature.
    The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The Company had a loss of $111,999 for the year ended 2002 due primarily to additional royalties in the amount of $6 that needed to be paid as the result of an audit by the Texas General Land Office for the years 1998-2000 in the amount of
    $88,436. The Company has accumulated losses of US $11,500,963 since inception.

On August 4, 1999, the Company was forced to voluntarily seek Chapter
    11 reorganization under the US federal Bankruptcy code. This filing occurred after a period of negotiations with the creditors. There was a general lack of progress toward working out an out-of-bankruptcy agreement with the creditors during the first half of
    1999. On February 9, 2000, the Company filed with the US District Bankruptcy Court of the
    Southern District of Texas a second proposed plan of reorganization in accordance with federal bankruptcy laws. The consummation of the final plan of reorganization received bankruptcy court approval and was approved by the Company's creditors on March 27, 2000.
    On June 5, 2000 Sharpe closed a US $2.3 million debenture financing. The term of the debenture is five years with a 12% fixed interest rate coupon with quarterly interest and principal payments includes 2.3 million detachable warrants exercisable for two years at
    C$0.25 per warrant. During the year ended December 31, 2001, the debentures were retired and the remaining deferred financing costs of $233,354 were amortized. Pursuant to the
    Chapter 11 plan, agreed secured vendor loan claims were to be paid in full over a 42-month period at a 10% interest rate. During the year ended December 31, 2001, all outstanding secured vendor loan claims were settled.

Extreme Volatility of Oil and Gas Prices

Sharpe's revenues have been dependent upon prevailing prices for oil and gas. Oil and gas prices can be extremely volatile and are affected by the action of foreign governments and international cartels.

In addition, the marketability and profitability of oil and natural gas acquired or discovered is affected by numerous factors beyond the control of Sharpe. Any material decline in prices could result in a reduction of Sharpe's net production revenue.
    These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.

Ability to Find or Acquire Economically Recoverable Oil and Gas
    Reserves

Sharpe's future success depends upon its ability to find or
    acquire additional oil and gas reserves that are economically recoverable. Except to the extent that Sharpe conducts successful exploration or development activities or acquires properties containing proved reserves, or both, the proved reserves of Sharpe will generally decline as reserves are produced. There can be no assurance that Sharpe's planned development projects and exploration activities will result in significant additional reserves or that Sharpe will have continuing success drilling productive wells at low finding costs. If prevailing oil and gas prices were to increase significantly,
    Sharpe's finding costs to add reserves could be expected to increase. The drilling of oil and gas wells involves a high degree of risk especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well.

Highly Competitive Industry

The oil and natural gas industry is competitive in all its
    phases. Sharpe competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Sharpe's competitors include oil companies, which have far greater financial and other resources, staff and facilities than those of Sharpe. Competitive factors in the distribution and marketing of oil and natural gas include price, methods of delivery and reliability of delivery. Many of such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources to draw on.
    Sharpe's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.

No Assurance of Discoveries or Acquisitions

Oil and natural gas acquisition, exploration and development involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by Sharpe.

Uncertainty of Warrant Exercises; Need for Additional Capital

There is no assurance that any of the outstanding share
    purchase warrants or options will be exercised. Even if all of the outstanding share purchase warrants and options are exercised, Sharpe may still require additional capital to conduct its acquisition, exploration and development activities.

Risks and Hazards Related to Oil and Gas Operations

Oil and natural gas operations are subject to many risks and hazards including fires, explosions, blowouts, oil spills and encountering formations with abnormal pressure, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or result in personal injury. Oil and natural gas production operations are also subject to risks including premature decline of reservoirs and the invasion of water into producing formations.

Reduction in Oil and Gas Acquisition and Development Activities

The economics of producing from some wells may change as a
    result of lower oil and natural gas prices. Sharpe might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in
    Sharpe's net production revenue causing a reduction in its oil and gas acquisition and development activities.

Effect of Outstanding Warrants and Options; Negative Effect of
    Substantial Sales

As of December 31, 2002, the Company had outstanding options and warrants to purchase an aggregate of 2,539,000 Common Shares. The exercise prices of the outstanding warrants and options range from Cdn $.10 to Cdn $1.00, with the weighted average exercise price being greater than the current trading price of the Company’s
    Common Shares. The expiration dates of the outstanding options and warrants range from May
    4, 2004 to May, 2007. All of the foregoing securities represent the right to acquire
    Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends

The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company’s oil and gas exploration, production and
    related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the
    Company’s cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company’s properties.

The Federal Energy Regulatory Commission ("FERC") regulates
    interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipelines sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC’s purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the
    Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant uncertainty remains, Order 636 may ultimately enhance the
    Company’s ability to market and transport its gas, although it may also subject the
    Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

Industry Conditions

Sales of oil and natural gas liquids by the Company are not
    regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transpiration rates for oil pipelines, which, generally would index such rates to inflation, subject to certain condition and limitations. These regulations could increase the cost of transporting oil and natural gas liquids by pipeline, although the most recent adjustment generally decreased rates. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of state authorities and the landowner. A breach of such regulations and legislation may result in the imposition of fines, penalties, clean-up orders and can affect the location of wells and facilities and the extent to which oil and gas exploration and development is permitted. Non-compliance with these regulations and legislation can be sufficient cause for governmental authorities to withhold approval of drilling and/or operating permits. Sharpe is in material compliance with current environmental laws and regulations.

The Comprehensive Environmental Response, Compensation, and Liability
    Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company’s lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the
    Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Item 4. Information on the Company

    History and development of the company.

Sharpe Resources Corporation (the "Company" or
    "Sharpe") was incorporated under the Business Corporations Act (Ontario) on
    April 10, 1980 under the name "Sharpe Energy & Resources Limited". By
    Articles of Amendment dated November 2, 1984, the Company amended its authorized capital to consist of an unlimited number of common shares and removed restrictions on the issue, transfer or ownership of such shares. By Articles of Amendment dated July 29, 1996, the
    Company changed its name to Sharpe Resources Corporation.

Sharpe entered the oil and gas business in the United States in early
    1994. In 1995, it acquired working and net revenue interests in over 400 oil and gas wells on 250 properties in 11 states and the West Thrifty waterflood project in Texas. These assets were acquired from the oil and gas division of Figgie International Inc. and were located primarily in the Rocky Mountain and Southwestern United States regions. In 1996,
    Sharpe sold almost all of its Rocky Mountain interests. In early 1997, Sharpe acquired interests in the Matagorda offshore project.

In 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties. In 2002 the Company focused its efforts on its remaining properties in Texas.
    The Company will continue to evaluate opportunities within and outside of the natural resources business.

B. Business overview.

The Company is a resource company engaged in oil and gas
    exploration, and production in the United States. This effort includes the acquisition, exploration and development of oil and gas properties in the United States.

In 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties. At year-end 2002, Sharpe was producing approximately 30 barrels of oil per day in the United
    States from working interests in properties in Texas.

C.  Organizational structure.

    The Company has two wholly owned subsidiaries, 1032144 Ontario
    Inc., which is inactive, and Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia. Substantially all of the Company's assets are located in the United States and held by Sharpe Energy Company except for small balances held in
    Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

    The terms "Sharpe" or the "Company", as used in
    this registration statement on Form 20-F, refers to Sharpe or the Company, its two wholly owned subsidiaries and its equity interest in Royal Standard, collectively.

D.  Property, plants and equipment.

The registered office of Sharpe Resources Corporation is
    located at 56 Temperance Street, fourth Floor, Toronto, Ontario M5G 2V5. The principal office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

West Thrifty – Brown County, Texas

The remaining producing property owned by the Company is its
    West Thrifty project. The Company has a 100% working interest in this property. This project currently has minor production of less than 5 barrels of oil per day.

The overall West Thrifty project is actually comprised of two fields, which have the potential to produce a considerable return for the Company. The West
    Thrifty waterflood produces oil from the Fry Sand Formation, and the adjacent Quita Field produces from the Ellenberger Formation. Along with oil, the Quita Field also produces large volumes of water, which is injected in the West Thrifty waterflood project.

The West Thrifty field has produced more than 8 million barrels of oil from several hundred wells in the 1920’s and some of the best wells produced nearly
    3,000 BOPD and a total production stream of more than 30,000 BOPD. A rapid reduction of pressure from this solution gas drive reservoir created the inability to maximize reserve recoveries on the property. The Texas Railroad commission approved the unitization of this field for waterflooding in 1991.

Item 5. Operating and Financial Review and Prospects

    Operating results.

    Year Ended December 31, 2002 Compared to the Year Ended December
    31, 2001

    General and Administrative costs decreased significantly due to the closing of the office at 909 Fannin St., Suite 1450, Houston, resignation of the
    President and reduction of hours for the administrative assistant in December 2001. As a result of a recovery of interest paid to Royal Standard Minerals Inc., interest expense was ($41,128). Operating expenses decreased only slightly from $294,757 in 2001 to
    $237,800 in 2002 due to continued work to increase production at the West Thrifty Unit.
    During 2002 the Company reduced unsecured vendor loan claims to $664,533 versus $931,868 at the end of 2001.

    Year Ended December 31, 2001 Compared to the Year Ended December
    31, 2000

    In April 2001, the Company sold its Gulf of Mexico Matagorda gas properties for gross proceeds of $4,475,000. A portion of the proceeds was used to repay the outstanding loan facility, retire the Series A debentures and settle outstanding secured vendor loan claims, and pay outstanding interest thereon. In addition, the purchaser agreed to pay Sharpe an additional $225,000 from production of the Matagorda
    Island 582 #5 well M-1 sand once production exceeds 800,000 MCF. Sharpe received payment in March 2002.

    Interest expense decreased from $255,632 in 2000 to $172,862 in 2001 due to the repayment of debt in April 2001. At year-end the Company had remaining unsecured vendor loan claims of $931,868 and cash of $329,500.

    The net loss for the year ended December 31, 2001 is $2,333,040 compared to income of $1,116,810 for the year before. The loss for 2001 includes a one-time charge against income for the loss on the sale of the Matagorda property of
    $1,839,517.

    In order to reduce expenses, the Company closed its office at 909
    Fannin Street in Houston, Texas in December 2001. The resignation of the President at
    December 31, 2001 and the reduction of hours for the Administrative Assistant have further reduced expenses. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

    Year Ended December 31, 2000 Compared to the Year Ended December
    31, 1999

    The Company successfully emerged from Chapter 11 Bankruptcy in
    June, 2000. On June 5, 2000 Sharpe closed a US $2.3 million debenture financing. The term of the debenture was five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2.3 million detachable warrants exercisable for two years at C$0.25 per warrant. Substantially all the net proceeds from the debentures were used to repay the outstanding balance with EnCap Energy Capital Fund 111,
    L.P

    Although the year 2000 showed earnings of $1,116,810, it was the result of a gain on the settlement of debt in the amount of $1,313,900 related to the Chapter 11 bankruptcy. Natural gas production was lower in 2000 as a result of technical problems with the Company’s offshore production facilities. This remedial work was performed in October 2000. Additionally the Matagorda field experienced a production rate decline in
    2000, which resulted in a decrease of petroleum and natural gas revenue of $440,774 from
    $2,694,994 in 1999 to $2,254,220 in 2000. Operating expenses decreased $263,355. A decrease in lease operating expense for the Company's non-operated properties from
    $392,125 in 1999 to $52,762 in 2000 was the major factor and resulted from the sale of high production cost properties in Beckham County, Oklahoma, Chaves and Lea Counties, New
    Mexico, and Moore County, Texas. Proceeds from the sales of these properties were
    $310,374. Depletion, depreciation and amortization expense remained relatively the same between 1999 at $804,031 and 2000 at $816,999 due to a re-evaluation of the reserves and an increase in remaining reserves. Interest expense decreased from $443,304 in 1999 to
    $255,632 in 2000. This decrease is the result of restructuring under the Chapter 11 bankruptcy and the retiring of the debt to Encap Investments, L.C. in early 2000. General and administrative expenses decreased $143,027 from $929,232 in 1999 to $786,205 in 2000 primarily due to a decrease in salaries of $108,559. Both the Vice President of Land and the Office Manager resigned at the end of 1999 and were not replaced. Others within the organization assumed these responsibilities.

    Changes were made to the management team and the board of directors was expanded to help insure that the Company achieves its objectives. With the addition of Mr.
    William Via, formerly of Phillips Petroleum, the Company has added technical management expertise to assist in the technical decision making process. In addition, three new directors, Mr. Hubert Marleau, President of Palos Capital Corp., Mr. Alvin Schacter,
    partner of Shcwartz, Levitsky & Feldman, and Mr. Cameron McDonald, Senior Vice
    President of Two Roads Capital, were added bringing considerable experience in the financial markets that will help the Company in the raising of additional working capital to help improve corporate growth.

    At both December 31, 2000 and 1999, the Company owned approximately 22%
    of the issued and outstanding common shares of Royal Standard Minerals Inc. and its investment is accounted for using the equity method. In 1998, as a result of continued
    losses, the carrying value of the investment ($103,576) was reduced to zero.

    Liquidity and capital resources.

Operating costs currently exceed revenue, however expectations are that through the implementation of the current plan significant revenue improvements are expected in 2003. This situation contributed to a net loss of $111,999 for the year
    2002 compared to a loss of $2,333,040 for the year 2001. The Company has cash and cash equivalents of $73,518 at year end 2002. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003. Previous expenses incurred as part of workovers and a recompletion resulted in more than $35,000 considered to be one-time expenditures on this project. Continued expenditures will be required to improve upon the production capacity of the field. Capital requirements are estimated to be at least
    $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field.

At December 31, 2001, the Company had working capital of $474,316 compared to a working capital deficiency of $1,748,455 at December 31, 2000. The Company is now cash flow positive due to the sale of its Gulf of Mexico Matagorda gas properties in April 2001 for gross proceeds of $4,475,000. In addition, the purchaser agreed to pay
    Sharpe an additional $225,000 from production of the Matagorda Island 582 #5 well M-1 sand once production exceeds 800,000 MCF. Sharpe received payment in March 2002.

During the period ended December 31, 2000, Sharpe had a net decrease in cash of ($116,184) due primarily to the reorganization under the Chapter 11 bankruptcy and the gain on settlement of debt in the amount of ($1,313,900). Net earnings for the year were $1,116,810. Financing activities in the amount of $2,902,083 were offset by repayment of debt in the amount of $2,497,772. There are no capital expenditure commitments going forward into 2001.

On June 5, 2000, the Company completed a $2,300,000 debenture financing. The debentures were for five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2,300,000 detachable warrants to acquire a like number of common shares of the Company for two years at Canadian $0.25 per common share. The debentures were secured by certain petroleum and natural gas properties.
    Substantially all the net proceeds from the debentures were used to repay the then outstanding balance under the credit agreement with Encap Energy.

In August 2000, the Company obtained an unsecured loan facility for
    $900,000 to fund well recompletion expenditures. The loan was to be repaid from a 60%
    sweep of the Company's cash flow from production from the Matagorda #5 well. After payout of the loan, the lender retained a 25% net profit interest in that well. The amount due was non-interest bearing and was to be repaid within the next fiscal year.

Although the Company had a working capital deficiency of $1,748,455 at
    December 31, 2000, in April 2001, the Company sold its Gulf of Mexico gas properties for cash proceeds of $4,475,000 significantly lowering the Company’s operating costs going forward. The proceeds were used to repay substantially all the debt with $1,000,000 in cash remaining in the company which is sufficient to cover all operating costs for the year 2001.

During the period ended December 31, 1999, cash was provided by operating activities in the amount of $2,803,957 however $1,767,895 was used in investing activities. As at December 31, 1999, Sharpe had a working capital deficiency of $6,679,293 and accumulated losses of $10,172,734 since inception.

The issuance of Common Shares pursuant to these private placements will be made in accordance with applicable laws and the requirements of the Policy, which will still require the approval of the relevant regulatory bodies prior to the completion of each individual private placement. These requirements provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts, as follows:

Market Price Maximum Discount

Cdn $0.50 or less 25%

Cdn $0.51 to Cdn $2.00 20%

Above Cdn $2.00 15%

As well, warrants may accompany the Common Shares issued under the private placements, where such warrants are priced at or above market and do not exceed the number of Common Shares issued under the private placement. The maximum number of
    Common Shares issuable to private placement subscribers pursuant to the approval requested will include any Common Shares issuable on exercise of any such warrants.

Sharpe's core business activities consist of the exploration for, and acquisition, development and production of, oil and natural gas in the United States.
    Sharpe is unable to influence or control the price it receives for its oil or natural gas production. These prices fluctuate unpredictably due to actual and perceived worldwide supply and demand factors. Sharpe endeavors to minimize costs incurred to explore for, and develop and produce, its reserves. Sharpe uses cash flow from operations, equity financings and debt financings as sources of capital to fund growth and operations.
    Management believes that the benefits expected from the developments and improvements made to the Company’s producing oil and gas will be sufficient to permit the Company to continue operations. Nevertheless, Sharpe faces a continual liquidity risk since any one of these sources of capital may not be available at such times and in such amounts that it requires. See Item 3. D. - Risk Factors above.

C. Research and development, patents and licenses, etc.

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

Item 6. Directors, Senior Management and Employees

    Directors and senior management.

    The following table sets out the names of and related
    information concerning each of the officers and directors of Sharpe Resources.

NAME
OFFICE HELD
SINCE

      Roland M. Larsen
Virginia
President, Chief Executive Officer and Director
1993

      Kimberley Koerner
New York
Director
2002

      Troy Koerner
New York
Director
2002

  The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

  Roland M. Larsen

  Mr. Roland M. Larsen, President, has more than 29 years
  of experience in the natural resources, both in exploration and management roles. Earlier in his career, he worked with BHP Minerals International, Inc. for a period of ten years, where he was the Exploration Manager for the Eastern United States and the North Atlantic
  Region. Prior to that he was the Senior Geologist for NL Industries, Inc. and NL Baroid
  Petroleum Services. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis &
  McOuat Limited. He is a member of the Society of Economic Geologists, the American
  Institute of Professional Geologists, the American Institute of Mining, Metallurgy, and
  Exploration, Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

  Kimberley Koerner

  Ms. Koerner is a financial coordinator with Argent Ventures,
  LLC in New York. Since graduating with a B. A. in Business Administration from the
  University of South Carolina – Columbia in 1991. Previously she has been employed with NPES of Reston, Virginia and Sharpe Energy Company of Houston, Texas.

  Troy Koerner

  Mr. Koerner has been an analyst with E-Trade Advisory Services
  Inc. since August, 2002. From November 2000 to April 2002, Mr. Koerner served as an Equity
  Analyst with Lehman Brothers Inc. Prior to joining Lehman Brothers, he was in the Global
  Credit department of JP Morgan Company, Inc.

  Compensation.

Compensation of Officers

The following table, presented in accordance with the
    Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the 12 months ended December 31, 2002, 2001,and 2000 in respect to the individual who was, as at
    December 31, 2002, the President and Chief Executive Officer of the Company (the
    "Named Executive Officer"). Other than the Named Executive Officer, no other executive officers received salary and bonuses in excess of $100,000 in any such periods.

     Annual
Compensation
     Long Term
Compensation

Name and Principal Position

Year

Salary (US$)

Bonus (US$)

Other Annual Compensation (US$)

Securities Under Options/SARs Granted (#)

Restricted Shares or Restricted Share Units (US$)

LTIP Payouts (US$)

All Other Compensation(1) (US$)

Roland M. Larsen President & CEO
    2002 2001(2)
2000(3)
    Nil $96,000
$96,000[l]
     Nil
     Nil
Nil
     Nil
     Nil
Nil
     1,219,000
     Nil
Nil
     Nil
     Nil
Nil
     Nil
     Nil
Nil
     Nil
     Nil
Nil

Notes:

  The aggregate value of all other compensation paid to the Named Executive Officer did not exceed $50,000 or 10% of the total of such officer's respective salary and bonus in any year.

  For the twelve months ended December 31, 2001.

  For the twelve months ended December 31, 2000.

No options were exercised by the Named Executive Officer during the twelve months ended
    December 31, 2002.

Stock Option Plan

The Company maintains a stock option plan (the "Stock
    Option Plan") for directors, officers, consultants who provide ongoing services, and employees of the Company and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Company and benefit from its growth. The Stock Option Plan provides that a total of 5,000,000 Common shares are reserved for grants of options and that the number of common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Company.

With respect to insiders, the Stock Option Plan provides that Common
    Shares reserved for issuance pursuant to options granted to insiders shall not exceed 10%
    of the issued and outstanding Common Shares of the Company and that the number of Common shares which may be issued to insiders under the Stock Option Plan within a one-year period shall be limited to 10% of the issued and outstanding Common Shares of the Company, with no more than 5% issued to any one insider and his associates. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the board of directors at the market price of the Common Shares at the time of grant, subject to all applicable regulatory requirements.

Under the terms of the Stock Option Plan, the board of directors may, at its discretion, grant financial assistance to holders wishing to exercise their options. Any such financial assistance will include, as part of its conditions, the grant of a lien on the Common Shares issuable on exercise of the options.

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of May 16, 2003

Holder

Date of Grant
Common shares Under Option (#)
     Exercise Price
($/Share)

Expiration Date

Executive Officers as a group (1in total)
     May 4, 2000
     May 8, 2002
May 13, 2002
     219,000
     600,000
400,000
     0.15
     0.10
0.10
     May 4, 2005
     May 8, 2007
May 13, 2007

    Directors who are not also executive officers, as a group (1 in total)
May 13, 2002
600,000
0.10
May 13, 2007

Compensation of Directors

None of the directors of the Corporation received for the
    financial year ended December 31, 2002 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors r the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the
    Corporation are eligible to participate in the Share Option Plan of the Corporation.
    During the year ended December 31, 2002, 1,600,000 stock options were granted to directors and officers of the Corporation, pursuant to the Corporation’s share option plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the
    Company during the twelve months ended December 31, 2002. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

Compensation Policy

The executive compensation policy of the Company is determined with a view to securing the best possible talent to run the Company. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the Company, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements, which have a strategic impact on the fortunes of the Company. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Company. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Company’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Company.

    Board practices.

    Election of Directors and Officers

    The Company's articles provide for a minimum of three and a maximum of ten directors, to be elected yearly and to hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The whole board is elected at each annual meeting, and all directors then in office must retire, but, if qualified, are eligible for re-election. If an election of directors is not held at the proper time, the directors continue in office until their successors are elected or appointed. Each officer continues to hold office until the appointment of officers at the first meeting of the board of directors after the election of directors and, in default of the appointment of officers at such meeting, continues to hold office after such meeting. In the absence of written agreements to the contrary, the board may remove at its pleasure any officer of the Company.

    Committees of the Board

    To comply with the TSX Venture Exchange's guidelines, the board of directors has created a number of committees, including a corporate governance committee and an audit committee. A majority of the directors on each committee are outside directors who are independent of management. The corporate governance committee is responsible for developing the Company's approach to corporate governance issues and is responsible for the Company's application of the governance guidelines published by the regulatory authorities. The corporate governance committee's role is also to facilitate the functioning of the board of directors of the Company independently of management of the
    Company and to maintain an effective relationship between the board of directors and management of the Company. Individual directors are entitled to engage an outside advisor at the expense of the Company in the appropriate circumstances, subject to the approval of the corporate governance committee.

    The Board of Directors of the Company is required to elect annually an audit committee comprised of not less than three members. At present, the audit committee consists of Mr. Larsen, Mr. Koerner and Ms. Koerner. The audit committee is responsible for reviewing in detail the Company's financial statements and financial reporting and ensuring that management design and implements an effective system of internal control.

    The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

    In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief
    Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

    Conflicts of Interest

    Some of the directors and officers of the Company also serve as directors and officers of other companies involved in the resource exploration sector.
    Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the
    Company.

    Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

    Employees.

    In addition to the officers and directors, the Company has one field supervisor and one part-time administrative assistant.

    Share ownership.

Name

Office Held
    Number of Common Shares Beneficially Owned or Over Which Control
is Exercised[1]

Roland M. Larsen
President, CEO & Director
1,532,500

Kimberley Koerner
Director
70,000

Troy Koerner
Director
30,000

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

    Major Shareholders

The following table shows as at May 2, 2003, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder

Securities Owned, Controlled or Directed
     Percentage of the Class of Outstanding
Voting Securities of the Company (1)

    CDS & Co. (2)
Toronto, Ontario
     21,993,472
Common Shares

66.28%

    Based on 33,184,803 Common Shares issued and outstanding as at May 2, 2003.

    This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

    Related party transactions.

    No director, senior officer, principal holder of securities or any associate or affiliate thereof of Sharpe Resources or the Company has any interest, directly or indirectly, in any material transaction or in any proposed material transaction with Sharpe Resources.

    Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

    Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2002

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2002 and
        2001

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for
        the years ended December 31, 2002, 2001, 2000

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2002, 2001, 2000

  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note
    #19 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

B. Significant Changes.

None.

Item 9. The Offer and Listing

    Offer and listing details.

    The authorized capital of the Company consists of (i) an
    unlimited number of Common Shares and (ii) an unlimited number of preferred shares. The
    Common Shares are the only class of securities which are the subject of this registration statement on Form 20-F.

    The Common Shares, when issued, will be fully paid and non-assessable, carry one vote at all meetings of shareholders (except meetings at which only holders of another class or series of shares are entitled to vote), participate ratably in any dividend declared by the directors, subject to the rights of holders of any shares ranking prior to the Common Shares, carry the right to receive a proportionate share of the assets of the Company available for distribution to holders of the Common Shares in the event of liquidation, dissolution or winding-up of the Company. The Common Shares do not carry any pre-emptive rights or voting rights.

    On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company’s articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2000, no series has been designated by the board of directors of the Company.

    There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

    The following table sets forth the reported high and low sales prices
    (stated in Canadian currency) and the average daily trading volume of the outstanding
    Common Shares on the Montreal Exchange for the periods January 1997 through September 2001 and the TSX Venture Exchange for the periods October 2001 through March 2002.

High
Low
Volume

       1997
       First Calendar Quarter
      Second Calendar Quarter
      Third Calendar Quarter
Fourth Calendar Quarter

       $1.50
      $2.16
      $3.20
$3.90

       $1.00
      $1.16
      $1.68
$1.25

      168,247
      79,844
      56,662
76,191

       1998
       First Calendar Quarter
      Second Calendar Quarter
      Third Calendar Quarter
Fourth Calendar Quarter

       $2.00
      $1.19
      $0.83
$0.75

       $0.80
      $0.80
      $0.40
$0.42

      59,441
      374,382
      32,250
44,746

       1999
       First Calendar Quarter
      Second Calendar Quarter
      Third Calendar Quarter
Fourth Calendar Quarter

      $0.53
      $0.41
      $0.26
$0.30

      $0.20
      $0.17
      $0.08
$0.12

      31,062
      54,647
      95,162
57,315

       2000
       First Calendar Quarter
      Second Calendar Quarter
      Third Calendar Quarter
Fourth Calendar Quarter

      $0.50
      $0.49
      $0.43
$0.25

      $0.15
      $0.18
      $0.18
$0.10

      69,039
      17,527
      53,922
30,734

       2001
       First Calendar Quarter
      Second Calendar Quarter
      Third Calendar Quarter
Fourth Calendar Quarter

      $0.28
      $0.16
      $0.11
$0.05

      $0.11
      $0.10
      $0.05
$0.02

      45,997
      39,862
      12,330
69,953

       2002
       First Calendar Quarter
Second Calendar Quarter

      $0.12
$0.14

      $0.03
$0.04

      40,018
29,602

  Plan of Distribution

  Not Applicable

  Markets

  The Company was listed on the Vancouver Stock Exchange from
  1980 until July 1995 when it was delisted at its own request in order to facilitate the quotation of its Common Shares on the Canadian Dealing Network. Trading in the
  Company’s Common Shares commenced on the Canadian Dealing Network on July 10, 1995 under the symbol "SHGP" until January 1997 when it was delisted at its own request in order to facilitate the listing of its Common Shares on the Montreal Exchange.
  Trading in the Company’s Common Shares commenced on the Montreal Exchange on January
  20, 1997 and continued until October 2001 when they began trading on the TSX Venture
  Exchange (formerly the CDNX).

  The Company's Common Shares are quoted in the United States on the OTC Bulletin Board (SHGPF) and are also listed on the OTC "Pink Sheets"
  under the symbol SHGPF.

  Selling shareholders.

  Not Applicable

  Dilution.

  Not Applicable

  Expenses of the issue.

Not Applicable

Item 10. Additional Information

    Share capital.

    Not applicable

    Memorandum and articles of association.

    These documents were filed with the original registration report in July, 1998.

    Material contracts.

    There are no material contracts.

    Exchange controls.

    There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances. (See Item 10. E.
    - Taxation.)

    There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote
    Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada). The
    following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

    The Investment Canada Act (the "Act") enacted on June 20,
    1985, as amended, including as amended by the World Trade Organization Implementation Act
    (Canada), requires notification and, in certain cases, advance review and approval by the
    Government of Canada of the acquisition by a "non-Canadian" of
    "control" of a "Canadian business," all as defined in the Act.
    "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the
    Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

    All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include:
    (i) a direct acquisition of control of a Canadian business with assets with a value of
    Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and
    (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO
    Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant
    1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

    Special rules apply with respect to investments by non-Canadians
    (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada’s cultural heritage or national identity.

    If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review
    Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

    The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to
    Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in
    Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

    Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review
    (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of
    "net benefit to Canada."

    Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister).
    On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of
    "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

    No securities of the Company are subject to escrow or similar restrictions.

    Taxation

    The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws.
    Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the
    Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

    Dividends paid to U.S. residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the
    Common Shares on redemption or a purchase for cancellation of such shares by the Company
    (other than purchases on the open market). For U.S. corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax
    Convention (1980), as amended by the Protocol signed on March 17, 1995 (the
    "Treaty"). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

    A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are
    "taxable Canadian property" within the meaning of the Income Tax Act (Canada).
    Generally, the Common Shares would not be taxable Canadian property unless the
    Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the
    United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

    Dividends and paying agents.

    Not applicable.

    Statement by experts

    Not applicable.

    Documents on display.

    Company documents can be viewed at 3258 Mob Neck Road, Heathsville, Virginia
    22473. They can also be obtained by writing to this address.

    Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market
Risk.

At December 31, 2002, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The
Company estimates that the fair value of its financial instruments approximates the carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Receivables include amounts receivable for petroleum and natural gas sales, which are generally made to large creditworthy customers in the United States. Accordingly, the
Company views credit risks on these amounts as low.

The company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

On August 4, 1999, the Company was forced to voluntarily seek Chapter
11 reorganization under the US federal Bankruptcy code as a result of a large cost overrun incurred during the drilling phase of an offshore well. This filing occurred after a long period of negotiations with the creditors. There was a general lack of progress toward working out an out-of-bankruptcy agreement with the creditors during the first half of
1999.

On February 9, 2000, the Company filed with the US District Bankruptcy
Court of the Southern District of Texas a second proposed plan of reorganization in accordance with federal bankruptcy laws. The plan of reorganization sets forth the means for satisfying claims, including liabilities subject to compromise and subsequent adjustments to the plan. The Company's cash and other assets are subject to certain restrictions as a result of the bankruptcy.

In general, the plan provides for the following:

The current portion of long-term debt will be paid in full on the closing date out of proceeds of a proposed financing.

The agreed secured-vendor lien claims will accept a cash payment of 45%
as full payment of their claims. Alternatively, on of the sub-classes of secured claimants will have the option to be paid in full over 42 months at 10% interest.

The unsecured vendor claims will accept a 10% cash payment 120 days after closing. At that time, the balance of the claim is to be converted to Sharpe Energy
Company Preferred Class A stock which is subject to regulatory approval. The Preferred
Class A stock will pay a quarterly stock dividend of 4% per annum. Additionally, the
Preferred Class A stock may be redeemed by the Company, all or in part, at a discount based upon the time of issuance, i.e., from 0-15 months the Preferred Class A stock can be redeemed for 35% of the remaining value, from 16-24 months the redemption is 40% of the remaining value, from 25-36 months the redemption is 60% of the remaining value and thereafter at 100% of the remaining value.

The consummation of the final plan of reorganization received bankruptcy court approval and was approved by the Company's creditors on March 27, 2000.
On June 5, 2000 Sharpe closed a US $2.3 million debenture financing. The term of the debenture is five years with a 12% fixed interest rate coupon with quarterly interest and principal payments includes 2.3 million detachable warrants exercisable for two years at
C$0.25 per warrant. The recapitalization of the company did not impact shareholder equity.

Item 14. Material Modifications to the Rights of Security
Holders and Use of Proceeds.

There have been none.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

  Auditor's Report for Sharpe Resources Corporation. for the year ended December 31, 2002

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2002 and
    2001

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for
    the years ended December 31, 2002, 2001, 2000

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2002, 2001, 2000

  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note
#19 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

Sharpe Resources Corporation

Consolidated Financial Statements

Auditors' Report

To the Shareholders of

Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources
    Corporation as at
    December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Toronto, Canada Grant Thornton LLP

March 31, 2003 Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting
    Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Toronto, Canada Grant Thornton LLP

March 31, 2003 Chartered Accountants

Sharpe Resources Corporation

Consolidated Balance Sheets

(Expressed in United States Dollars)

December 31
2002

2001

Assets

Current

Cash
$73,518

$329,500

Receivables
21,368

229,557

     Advances to a
related party (Note 6)
47,117

-

Inventory
18,537

6,972

160,540

566,029

     Office
equipment (Note 4)
1,866

3,949

$162,406

$569,978

Liabilities

Current

     Payables and
accruals
$61,475

$59,194

     Advances from
related parties (Note 6)
15,500

32,519

76,975

91,713

     Long term debt
(Note 7)
664,533

931,868

     Future site
restoration and abandonment costs
-

13,500

741,508

1,037,081

     Capital
Stock and Deficit

     Capital stock
(Notes 8, 9 and 10)
10,921,861

10,921,861

Deficit
(11,500,963)

(11,388,964)

(579,102)

(467,103)

$162,406

$569,978

The Company and operations (Note 1)

On behalf of the Board

     \s\ Roland M.
Larsen
Director

     \s\ Kimberley
L. Koerner
Director

Sharpe Resources Corporation

Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

     Years Ended
December 31
2002

2001

2000

     Petroleum
and natural gas revenue
$55,631

$1,338,505

$2,254,220

     Costs and
expenses

Operating
237,800

294,757

592,474

     General and
administrative
100,652

899,311

786,205

     Depletion,
depreciation

     and
amortization (Note 11)
19,987

478,654

816,999

     Interest (Note
12)
(41,128)

172,977

255,632

317,311

1,845,699

2,451,310

     Loss before
the following
(261,680)

(507,194)

(197,090)

     Gain on
settlement of debt (Note 1)
149,681

13,671

1,313,900

     Loss on
disposal of petroleum and

     natural gas
properties
-

(1,839,517)

-

     Earnings
(loss) before income taxes
(111,999)

(2,333,040)

1,116,810

     Income
taxes (Note 13)
-

-

-

     Net
earnings (loss)
$(111,999)

$(2,333,040)

$1,116,810

     Earnings
(loss) per

     common
share (Note 14)

Basic
$(0.00)

$(0.07)

$0.03

Diluted
$(0.00)

$(0.07)

$0.03

     Deficit at
beginning of year
$(11,388,964)

$(9,055,924)

$(10,172,734)

     Net
earnings (loss)
(111,999)

(2,333,040)

1,116,810

     Deficit at
end of year
$(11,500,963)

$(11,388,964)

$(9,055,924)

Sharpe Resources Corporation

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

     Years Ended
December 31
2002

2001

2000

     Increase
(decrease) in cash

     Operating
activities

     Net earnings
(loss)
$(111,999)

$(2,333,040)

$1,116,810

     Operating
items not involving cash

     Depreciation,
depletion and amortization
19,987

478,654

816,999

     Common stock
issued in lieu of services
-

33,027

33,783

     Write off of
payables
-

(15,167)

-

     Loan facility
issue costs (Note 5)
-

-

40,007

     Loss on
disposal of petroleum and

     natural gas
properties
-

1,839,517

-

     Gain on
settlement of debt
(149,681)

(13,671)

(1,313,900)

(241,693)

(10,680)

693,699

     Change in
non-cash operating

     working
capital (Note 15)
134,769

(1,073,200)

(1,180,338)

(106,924)

(1,083,880)

(486,639)

     Financing
activities

     Repayments on
long term debt
(117,654)

(2,752,839)

(2,289,637)

     Repayments on
loan facility
-

(691,865)

(208,135)

     Issue of
Series A debentures, net of

     issue costs of
$291,692
-

-

2,008,308

     Loan facility,
net of issue costs of $40,007
-

-

859,993

     Change in
non-cash financing

     working
capital (Note 15)
-

-

(29,375)

(117,654)

(3,444,704)

341,154

     Investing
activities

     Additions to
petroleum and natural gas
(31,404)

(645,329)

(379,952)

properties

     Proceeds on
disposal of petroleum

     and natural
gas properties
-

5,171,016

310,374

     Additions to
capital assets
-

(1,732)

-

     Proceeds on
disposal of capital assets
-

4,345

-

     Change in
non-cash investing

     working
capital (Note 15)
-

-

98,879

(31,404)

4,528,300

29,301

Cash

Net decrease
(255,982)

(284)

(116,184)

     Beginning of
year
329,500

329,784

445,968

End of year
$73,518

$329,500

$329,784

Supplemental cash flow information (Note 15)

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

1. The Company and operations

Sharpe Resources Corporation (the "Company") is a publicly
held company, engaged primarily in the exploration for and production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company
("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the Company sold substantially all of its petroleum and natural gas properties. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe
Energy’s second plan of reorganization (the "Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in
2000. At December 31, 2002 and 2001, the Company still had outstanding debt under the
Chapter 11 Plan, the details of which are described in Note 7. The Company also recorded gains on settlement of $149,681 and $13,671 in 2002 and 2001, respectively.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the
Company, Sharpe Energy, and the Company’s inactive wholly-owned Canadian subsidiary,
1032144 Ontario Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United
States ("US GAAP") which affect the Company is contained in Note 19.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

2. Summary of significant accounting policies (continued)

Joint operations

The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company’s interest in such activities.

Inventory

Inventory of petroleum is carried at the lower of average cost and net realizable value.

Deferred financing costs

Deferred financing costs are amortized over the term of the related debt on the straight-line method.

Petroleum and natural gas properties

Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas resources are capitalized.
Costs include lease acquisition, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and depreciation.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

2. Summary of significant accounting policies (continued)

Petroleum and natural gas properties (continued)

Future site restoration and abandonment costs

Estimated costs relating to future site restoration and abandonment's are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, costs, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

Office equipment and related depreciation

Office equipment is recorded at cost and is depreciated on a straight-line basis over periods ranging from three to five years.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years beginning January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

2. Summary of significant accounting policies (continued)

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings
(loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in
Canadian funds are translated into United States funds at period end rates of exchange.
Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

     3.
Petroleum and natural gas properties
2002

2001

Cost
$31,404

$64,000

     Accumulated
depletion and depreciation
31,404

64,000

     Net carrying
value
$ -

$ -

In 2002 and 2001, the carrying value of the Company’s properties was reduced to nil as a result of the application of the ceiling test.

     4. Office
equipment
2002

2001

Cost
$64,146

$64,146

     Accumulated
depletion
62,280

60,197

     Net carrying
value
$1,866

$3,949

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

5. Loan facility

In August 2000, the Company obtained an unsecured loan facility for
$900,000 to fund well completion expenditures.

Issue costs of $40,007 in relation to this facility were included in interest expense in the consolidated statement of operations in 2000.

In April 2001, the Company sold its Gulf of Mexico Matagorda wells and repaid the loan facility.

     6. Advances
to/from related parties
2002

2001

Advances to:

     Royal Standard
Minerals Inc.
$47,116

$ -

Advances from:

     Royal Standard
Minerals Inc.
-

15,219

Directors
15,500

17,300

$15,500

$32,519

Royal Standard Minerals Inc. is considered to be related to the Company because of common management. Advances to Royal Standard Minerals Inc. are non-interest bearing and due on demand. Advances from Royal Standard Minerals Inc. are unsecured and bear interest at prime plus 2% per annum commencing in 2000. Advances from directors are unsecured and non-interest bearing.

     7. Long
term debt
2002

2001

     Unsecured
vendor loan claims
$664,533

$931,868

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

7. Long term debt (continued)

Series A debentures

On June 5, 2000, the Company completed a $2,300,000 debenture financing. The debentures were for five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2,300,000 detachable warrants to acquire a like number of common shares of the Company for two years at Canadian $0.25 per common share. The debentures were secured by certain petroleum and natural gas properties.
During the year ended December 31, 2001, the debentures were retired and the remaining deferred financing costs of $233,354 were amortized.

Secured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed secured vendor loan claims were to be paid in full over a 42-month period at a 10% interest rate. During the year ended
December 31, 2001, all outstanding secured vendor loan claims were settled.

8. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

     Common
shares issued
Shares

Amount

     Outstanding at
December 31, 2000
32,684,803

$10,888,834

     Shares issued
at market value for consulting services
500,000

33,027

     Outstanding at
December 31, 2001 and 2002
33,184,803

$10,921,861

9. Common share options

Under the Company’s stock option plan (the "Option
Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors and employees. Exercise prices cannot be less than the closing price of the Company’s shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

9. Common share options (continued)

The number of common shares under option at any time under the Option
Plan or otherwise cannot exceed 5,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee. The options vest when granted.

     Weighted
Average

     Number
of

     Exercise
Price

     Common
Shares

     Canadian
$

2002
2001
2000

2002
2001
2000

Outstanding at beginning of year
1,690,000
2,925,000
1,983,500

$0.15
$0.15
$0.34

Granted during year
1,715,000
-
1,334,000

$0.10
$ -
$0.31

Cancelled or expired during year
(1,366,000)
(1,235,000)
(392,500)

$0.15
$0.15
$0.34

Outstanding at end of year
2,039,000
1,690,000
2,925,000

$0.11
$0.15
$0.31

In May 2001, all outstanding options were repriced at Canadian $0.15.

     Weighted
Average

Range of

Number

Remaining

     Weighted
Average

Exercise Prices

Outstanding

     Contractual
Life

Exercise Price

$0.10 - 0.15

2,039,000

4.079

0.11

10. Common share warrants

At December 31, 2000, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 per share until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition. Should the average trading price of the Company’s common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February
20, 2002. These warrants expired at maturity. In addition, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 expired at maturity.

At December 31, 2002 warrants to acquire 500,000 common shares of the
Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

    11. Depletion, depreciation
and amortization
2002

2001

2000

     Increase
(decrease) in cash

     Petroleum and
natural gas properties
$31,404

$235,796

$720,000

     Future site
restoration costs
(13,500)

-

13,500

     Office
equipment
2,083

9,504

25,161

     Deferred
charges

233,354

     Financing
costs
-

-

58,338

$19,987

$478,654

$816,999

    12. Interest expense
(recovery)
2002

2001

2000

     Increase
(decrease) in cash

     Advances from
Royal Standard Minerals Inc.
$(67,117)

$33,095

$34,022

     Series A
debentures
-

86,038

135,191

     Secured vendor
loan claims
-

17,036

36,661

     Unsecured
vendor loan claims
25,989

36,808

9,751

     Loan facility
issue costs
-

-

40,007

$(41,128)

$172,977

$255,632

13. Income taxes

The following table reconciles the expected income tax expense
(recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

2002

2001

2000

     Earnings
(loss) before income taxes reflected

     in
consolidated statements of operations
$(111,999)

$(2,333,040)

$1,116,810

     Expected
income tax expense (recovery)
$(41,000)

$(1,022,000)

$498,000

     Deductible
share issue costs
(10,000)

(138,000)

(112,000)

     Loss reduction
relating to gain

     on settlement
of debt
(55,000)

(6,000)

(536,000)

     Statutory rate
difference - Canada/U.S.
(4,000)

-

(5,000)

Other

(9,000)

     Valuation
allowance
110,000

1,166,000

164,000

     Income tax
expense (recovery)
$ -

$ -

$ -

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

13. Income taxes (continued)

The following table reflects future income tax assets at December 31,
2002 and 2001.

2002

2001

     Unclaimed
non-capital losses
$3,857,000

$4,050,000

     Income tax
value of capital assets over carrying value
51,000

112,000

     Future site
restoration costs not yet deductible
5,000

5,000

     Unclaimed
share issue costs
39,000

107,000

     Investment in
excess of accounting value
263,000

291,000

4,215,000

4,565,000

     Valuation
allowance
4,215,000

4,565,000

     Future income
tax assets recognized
$ -

$ -

At December 31, 2002, the parent company had unclaimed resource pools of $133,000, unclaimed share issue costs of $108,000 and unclaimed non-capital losses carried forward of $2,628,000. Of the non-capital losses, $300,000 expire in 2003,
$450,000 expire in 2004 and $375,000 expire in 2005.

At December 31, 2002, Sharpe Energy had unclaimed non-capital losses carried forward of $8,700,000. None of these losses expire in the next three years.

14. Per share amounts

The following table sets out the computation for basic and diluted earnings (loss) per share:

2002

2001

2000

Numerator:

     Net earnings
(loss)
$(111,999)

$(2,333,040)

$1,116,810

Denominator:

     Average number
of common shares

outstanding
33,184,803

32,957,407

32,599,324

     Basic earnings
(loss) per share
$(0.00)

$(0.07)

$0.03

Due to the loss in 2002 and 2001, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive. In 2000, the number of shares used in the calculation of diluted earnings per share was 32,599,324 which excluded the potential exercise of 4,200,000 warrants and
2,925,000 share purchase options because of their ant-dilutive effect.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

    15. Supplemental cash flow
information
2002

2001

2000

     Changes in
non-cash working capital

Receivables
$208,189

$75,942

$262,181

Inventory
(11,566)

20,777

14,702

     Payables and
accruals
2,281

(708,544)

(1,349,252)

     Advances
to/from related parties
(64,135)

(461,375)

(38,465)

$134,769

$(1,073,200)

$(1,110,834)

     Operating
activities
$134,769

$(1,073,200)

$(1,180,338)

     Financing
activities

(29,375)

     Investing
activities

98,879

$134,769

$(1,073,200)

$(1,110,834)

Interest paid
$25,989

$172,862

$255,632

     Income taxes
paid
$ -

$ -

$ -

16. Financial instruments

Fair value

At December 31, 2002, the Company’s financial instruments
consisted of cash and cash equivalents, receivables, advances to a related party, payables and accruals. The characteristics of long term debt are detailed in Note 7. The Company estimates that the fair value of the other financial instruments approximates the carrying values due to their short term maturity.

Credit risk management

Receivables include amounts receivable for petroleum and natural gas sales, which are generally made to large credit worthy customers in the United States.
Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

17. Segment information

The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the
Company’s petroleum and natural gas revenue is from customers based in the United
States.

Substantially all of the Company’s assets are located in the
United States except for small balances held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company’s public company status.

18. Stock option compensation adjustment

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for the 1,715,000 options granted to employees under the Plan since January 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s net loss and pro forma net loss per share for the year ended December 31, 2002 would have been as follows:

     Net loss for
the year ended December 31, 2002
$111,999

     Unrecorded
stock option compensation adjustment
110,000

     Pro forma net
loss for the year ended December 31, 2002
$221,999

     Pro forma loss
per share
$0.01

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.25%; and, an expected average life of
4.36 years.

Sharpe Resources Corporation

Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)

Years Ended December 31, 2002, 2001 and 2000

19. Differences between Canadian GAAP and U.S. GAAP

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US
GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2002, 2001 or 2000.

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended December 31, 2002, 2001 and 2000. For US GAAP purposes, the
Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended
December 31, 2002, 2001 and 2000. Under US GAAP pro forma net loss relating to stock option grants in 2002 and 2000 would have increased by $110,000 and $292,000, respectively.

Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debentures (Note 7) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US
GAAP, this amount would have been recorded, as a reduction of the related debt and shareholders' equity would have been credited with a like amount under a separate category entitled "Warrants." Additionally, under US GAAP, amortization of $69,000 would have been recorded in 2000, 2001 and 2002 on the debt reduction.

Under US GAAP the income tax calculations would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION

(Registant)

\s\ Roland M. Larsen

Roland M. Larsen, President & CEO

Date: June 16, 2003