Form 20-F/A
period 2002-12-31
SHARPE RESOURCES CORP
filed 2003-06-30
CIK 1024696

SEC 1852 (02-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0288
Expires: March 31, 2006
Estimated average burden hours per response. . . 535.00

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
CONTROLS AND PROCEDURES
29

ITEM 16
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

    Committees of the Board

There currently are two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company’s committees are as follows:

Audit Committee

The objectives of the Audit Committee include the following:

  to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company’s financial reporting;

  to provide independent and direct communication channels between the Board, the committee, and the external auditors;

  to enhance the quality of the Company’s financial reporting;

  to ensure that the external auditors remain ultimately accountable to the Board and the
      Audit Committee as representatives of the shareholders;

  to monitor the independence of the external auditors and of the director of internal audit; and

  to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

In order to achieve such objectives, after reviewing the Company’s annual financial statements with management and the external auditors, the Audit Committee recommends their approval to the Board. The Audit Committee oversees the Company’s continuing compliance with its obligations relating to the disclosure of financial and related information. The committee also reviews the selection of, and changes in, accounting policies and practices, including from a quality and an acceptability standpoint, the use of any alternative treatments of financial information discussed with management and the ramification of their use and the external auditors’ preferred treatment, and satisfies itself as to the effectiveness of the audit plan developed by the
    Company’s external auditors and of the control systems and procedures developed and implemented by the Company’s internal audit department. The committee meets with external auditors, with and without management, to consider the results of their audits
    (including appropriate internal controls) and to review management’s financial stewardship.

The Audit Committee may, whenever it may be appropriate to do so, retain and receive advice from experts, and the Company must ensure that funding is available to the committee in respect of such activities. As part of its function, the
    Audit Committee reviews and approves estimated audit and non-audit related fees and expenses, including all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the external auditors prior to the commencement of such services. The committee also recommends to the Board the selection of the Company’s external auditors for appointment by the shareholders, is responsible for the evaluation of the external auditors and to ensure that they receive appropriate compensation from the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the
    development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

  developing criteria governing the size and overall composition of the Board;

  conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;

  recommending new nominees for the Board (in consultation with the Chairman and the Chief
      Executive Officer); and

  recommending the compensation of directors

  ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The committee also coordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating a discussion at the Board level on the performance evaluation and remuneration of the
    President and Chief Executive Officer.

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

There have been none.

Item 15. Controls and Procedures

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the
"Exchange")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in
Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

SHARPE RESOURCES CORPORATION

(Registant)

\s\ Roland M. Larsen

Roland M. Larsen, President & CEO

Date: June 16, 2003

CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
    Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

                 \s\ Roland M. Larsen

Roland M. Larsen

President & CEO

CERTIFICATIONS

I, Kimberly L. Koerner, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
    Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

                 \s\ Kimberly L. Koerner

Kimberly L. Koerner

Director & Secretary

CERTIFICATIONS

I, Troy Koerner, certify that:

1. I have reviewed this annual report on Form 20-F of Sharpe Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
    Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

                 \s\ Troy Koerner

Troy Koerner

Director