Form 20-F
SHARPE RESOURCES CORP
filed 2004-06-14
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: March 31, 2007
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2579.00

                                    FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
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
COMMON SHARES
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)
SEC 1852 (6-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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
______Yes __X___No

Index
PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	11
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	17
D.	Trend information	17
E.	Off balance sheet arrangements	17
F.	Tabular disclosures of contractual obligations	17
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	18
C.	Board practices	21
D.	Employees	22
E.	Share ownership	22
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	23
A.	Major shareholders	23
ITEM 8	FINANCIAL INFORMATION	23
A.	Consolidated statements and other financial information	23
B.	Significant changes	24
ITEM 9	THE OFFER AND LISTING	24
A.	Offer and listing details	24
B.	Plan of distribution	25
C.	Markets	25
D.	Selling shareholders	26
E.	Dilution	26
F.	Expense of the issue	26
ITEM 10	ADDITIONAL INFORMATION	26
A.	Share capital	26
B.	Memorandum and articles of association	26
C.	Material contracts	26
D.	Exchange controls	26
E.	Taxation	28
F.	Dividends and paying agents	29
G.	Statements by experts	29
H.	Documents on display	29
I.	Subsidiary information	29
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	29
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	30
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	31
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	31
ITEM 15	CONTROLS AND PROCEDURES	31
ITEM 16	[RESERVED]	32
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	32
ITEM 16B	CODE OF ETHICS	32
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	32
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	32
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	32

PART III
ITEM 17	FINANCIAL STATEMENTS	32
ITEM 18	FINANCIAL STATEMENTS	49
ITEM 19	EXHIBITS	49

	SIGNATURES	49
	CERTIFICATIONS	50

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2003, 2002 2001, 2000, and 1999. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company and the Company's inactive wholly-owned Canadian subsidiary 1032144 Ontario, Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 19 of the Consolidated Financial Statements included with this report.

Sharpe Resources Corporation
Consolidated Financial Statement Data
For the Years Ended December 31
(Expressed in US Currency)
	2003	2002	2001	2000	1999
Selected Operating Data
Oil & Gas Revenue	$159,527	$55,631	$1,338,505	$2,254,220	$2,694,994
Production Costs	($253,638)	($237,800)	($294,757)	($592,474)	($855,829)
Expenses	($119,264)	($79,511)	($1,550,942)	($1,858,836)	($2,338,665)
Gain on Settlement of Debt	$0	$149,681	$13,671	$1,313,900	$0
Net Income (Loss) for the period	($13,648)	($111,999)	($2,333,040)	$1,116,810	($499,500)
Earnings (Loss) per share basic	$0.00	$0.00	($0.07)	$0.03	($0.02)
Earnings (Loss) per share diluted	$0.00	$0.00	($0.07)	$0.03	($0.02)

	2003	2002	2001	2000	1999
Selected Balance Sheet Data
Working Capital	$202,861	$142,003	$474,316	($1,748,455)	($6,679,293)
Total Assets	$209,531	$162,406	$569,978	$7,582,413	$8,417,710
Long Term Debt	($664,533)	($664,533)	($931,868)	($3,324,516)	$0
Capital Stock	($10,921,861)	($10,921,861)	($10,921,861)	($10,888,834)	($10,855,051)
Deficit	($11,514,611)	($11,500,963)	($11,388,864)	($9,055,924)	($10,172,734)

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

	Year Ended December 31,
	1999	2000	2001	2002	2003
High for the period	.6925	.6973	.6696	.8532	.7738
Low for the period	.6618	.6413	.6266	.7992	.6329
Average rate for the period(1)	.6744	.6735	.6446	.8308	.7186
Rate at end of period	.6925	.6666	.6279	.8358	.7738

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

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

In 2003, the Company had a loss of $13,648. The decrease from 2002 of $98,351 is primarily due to the sale of 32% of the Company’s interest in the West Thrifty Unit.

The Company had a loss of $111,999 for the year ended 2002 due primarily to additional royalties that needed to be paid as the result of an audit by the Texas General Land Office for the years 1998-2000 in the amount of $88,436. The Company has accumulated losses of US $11,500,963 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2003, the Company had outstanding options and warrants to purchase an aggregate of 3,750,000 Common Shares. The exercise prices of the outstanding warrants and options range from Cdn $0.10 to Cdn $1.00 with the weighted average exercise price being greater than the current trading price of the Company’s Common Shares. The expiration dates of the outstanding options and warrants range from May 12, 2004 to May 8, 2008. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

In 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties. In 2002 the Company focused its efforts on its remaining properties in Texas. The Company will continue to evaluate opportunities within and outside of the natural resources business. In 2003, the Company sold 32% of its interest in the West Thrifty Unit Texas properties. The purchaser also took over operations on the properties.

B. Business overview.

The Company is a resource company engaged in oil and gas exploration, and production in the United States. This effort includes the acquisition, exploration and development of oil and gas properties in the United States.

In 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties. At year-end 2003, Sharpe was producing approximately 5 barrels of oil per day in the United States from working interests in properties in Texas.

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

The terms "Sharpe" or the "Company", as used in this registration statement on Form 20-F, refers to Sharpe or the Company and its wholly owned subsidiaries collectively.

Property, plants and equipment.

The registered office of Sharpe Resources Corporation is located at 56 Temperance Street, fourth Floor, Toronto, Ontario M5G 2V5. The principal office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

West Thrifty – Brown County, Texas

The remaining producing property owned by the Company is its West Thrifty project. The Company had a 100% working interest in this property however, in 2003, the Company sold 32% of its interest and the purchaser took over operation of the property. This project currently has minor production of less than 5 barrels of oil per day.

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

Item 5. Operating and Financial Review and Prospects

Operating results.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The net loss for the year ended December 31, 2003 was $13,648 as compared to $111,999 for the year ended December 31, 2002. The decrease of $98,351 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $372,902 for the year ended December 31, 2003 as compared to $317,311 for the year ended December 31, 2002. The increase of $55,591 in the expenses of the Corporation for the year ended December 31, 2003 is attributable to, among other things, increased operating expenses on the Corporation’s properties. In order to maintain the ongoing activities on the West Thrifty project the Corporation will need approximately $100,000 to maintain its share of the development program in 2004.

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

Changes were made to the management team and the board of directors was expanded to help insure that the Company achieves its objectives. With the addition of Mr. William Via, formerly of Phillips Petroleum, the Company has added technical management expertise to assist in the technical decision making process. In addition, three new directors, Mr. Hubert Marleau, President of Palos Capital Corp., Mr. Alvin Schacter, partner of Schwartz, Levitsky & Feldman, and Mr. Cameron McDonald, Senior Vice President of Two Roads Capital, were added bringing considerable experience in the financial markets that will help the Company in the raising of additional working capital to help improve corporate growth.

At both December 31, 2000 and 1999, the Company owned approximately 22% of the issued and outstanding common shares of Royal Standard Minerals Inc. and its investment is accounted for using the equity method. In 1998, as a result of continued losses, the carrying value of the investment ($103,576) was reduced to zero.

Liquidity and capital resources.

The Corporation’s cash balance as at December 31, 2003 was $62,231 compared to $73,518 as at December 31, 2002. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003. Current assets as at December 31, 2002 were $162,406. Total assets as at December 31, 2003 were $209,531 representing an increase from 2002 due to the sale of a 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $76,975 as at December 31, 2002. This increase is the result of a $25,500 loan from a related party.

The cash provided by operating activities was $159.527 for the year ended December 31, 2003 compared to cash provided by operations of $55,631 for the same period in 2002. The increase in cash provided by operating activities was primarily due to increased production in the West Thrifty project as well as higher oil prices. With increased production came increased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $317,311 in 2002. The fact that little change in the cash position of the Corporation during 2003 compared to the same period in 2002 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 33,184,803 are outstanding as at May 11, 2004. As at December 31, 2003 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.12 per share and expiration dates ranging from May 2005 to May 2008.

During 2002, operating costs exceeded revenue,. This situation contributed to a net loss of $111,999 for the year 2002 compared to a loss of $2,333,040 for the year 2001. The Company has cash and cash equivalents of $73,518 at year end 2002. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003. Previous expenses incurred as part of workovers and a recompletion resulted in more than $35,000 considered to be one-time expenditures on this project. Continued expenditures will be required to improve upon the production capacity of the field. Capital requirements are estimated to be at least $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field.

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

Market Price	Maximum Discount
Cdn. $0.50 or less	25%
Cdn $0.51 to Cdn. $2.00	20%
Above Cdn. $2.00	15%

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

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

Not applicable.

Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME	OFFICE HELD	SINCE
Roland M. Larsen Richmond,Virginia	President, Chief Executive Officer and Director	1993

Kimberley Koerner Brambleton, Virginia	Treasurer and Director	2002

Troy Koerner Brambleton, Virginia	Director	2002

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Roland M. Larsen, President, has more than 30 years of experience in the natural resources, both in exploration and management roles. Earlier in his career, he worked with BHP Minerals International, Inc. for a period of ten years, where he was the Exploration Manager for the Eastern United States and the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries, Inc. and NL Baroid Petroleum Services. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Institute of Professional Geologists, the American Institute of Mining, Metallurgy, and Exploration, Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Kimberly Koerner

Ms. Koerner is a consulting financial analyst from northern Virginia. Since graduating with a B. A. in Business Administration from the University of South Carolina – Columbia in 1991, she has been employed with NPES of Reston, Virginia and Sharpe Energy Company of Houston, Texas

Troy Koerner

Mr. Koerner has been an analyst with E-Trade Advisory Services Inc. since August, 2002. From November 2000 to April 2002, Mr. Koerner served as an Equity Analyst with Lehman Brothers Inc. Prior to joining Lehman Brothers, he was in the Global Credit department of JP Morgan Company, Inc.

Compensation.

Compensation of Officers

The following table, presented in accordance with the Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the 12 months ended December 31, 2003, 2002,and 2001 in respect to the individual who was, as at December 31, 2003, the President and Chief Executive Officer of the Company (the "Named Executive Officer"). Other than the Named Executive Officer, no other executive officers received salary and bonuses in excess of $100,000 in any such periods.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compensation(1) (US$)
Roland M. Larsen President & CEO	2003 2002 2001	Nil Nil $96,000	Nil Nil Nil	Nil Nil Nil	431,000(2) 1,000,000(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

The aggregate value of all other compensation paid to the Named Executive Officer did not exceed $50,000 or 10% of the total of such officer's respective salary and bonus in any year.

Options to acquire Common shares at an exercise price of $0.10 per share expiring May 8, 2008.

Options to acquire 600,000 Common Shares at an exercise price of $0.10 per share expiring May 8, 2007, and 400,000 Common Shares at an exercise price of $0.10 per share expiring May 13, 2007.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2003.

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

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of December 31, 2003

Holder	Date of Grant	Common shares Under Option (#)	Exercise Price($/Share)	Expiration Date
Executive Officers as a group (1in total)	May 4, 2000 May 8, 2002 May 13, 2002 May 8, 2003	219,000 600,000 400,000 431,000	0.15 0.10 0.10 0.10	May 4, 2005 May 8, 2007 May 13, 2007 May 8, 2008

Directors who are not also executive officers, as a group (2 in total)	May 13, 2002 May 8, 2003	600,000 1,000,000	0.10 0.10	May 13, 2007 May 8, 2008

Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2002 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors r the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Share Option Plan of the Corporation. During the year ended December 31, 2003, 1,431,000 stock options were granted to directors and officers of the Corporation, pursuant to the Corporation’s share option plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Company during the twelve months ended December 31, 2003. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows as at May 6, 2003, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)
CDS & Co. (2) Toronto, Ontario	21,993,472 Common Shares	66.28%

(1)  Based on 33,184,803 Common Shares issued and outstanding as at May 6, 2003.

(2)  This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

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

Not Applicable.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2003

Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2003 and 2002

Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2003, 2002, 2001

Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2003, 2002, 2001

Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #12 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

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

	High	Low	Volume
1999 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.53 $0.41 $0.26 $0.30	$0.20 $0.17 $0.08 $0.12	31,062 54,647 95,162 57,315
2000 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.50 $0.49 $0.43 $0.25	$0.15 $0.18 $0.18 $0.10	69,039 17,527 53,922 30,734
2001 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.28 $0.16 $0.11 $0.05	$0.11 $0.10 $0.05 $0.02	45,997 39,862 12,330 69,953
2002 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.14 $0.06 $0.05	$0.03 $0.04 $0.04 $0.05	40,018 29,602 1,812 0
2003 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.05 $0.05 $0.05	$0.05 $0.05 $0.05 $0.05	0 0 0 0
2004 First Calendar Quarter	$0.12	$0.04	1,695

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

The Company’s shares are listed on the OTC:BB under the symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At December 31, 2003, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of its financial instruments approximates the carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The board of directors has determined that Director and Audit Committee Member, Ms. Kimberly Larsen has the necessary attributes for designation as the audit committee’s financial expert and have designated her as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

Reserved.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

Auditor's Report for Sharpe Resources Corporation. for the year ended December 31, 2003

Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2003 and 2002

Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2003, 2002, 2001

Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2003, 2002, 2001

Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #12 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

    Sharpe Resources Corporation
   (continued under the New Brunswick Business Corporation Act)

   (Expressed in United States Dollars)

   Consolidated Financial Statements
   December 31, 2003 and 2002

April 20, 2004

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended   in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for each of the years of 2002 and 2001 then ended were audited by other auditors' who expressed an opinion without reservation on those financial statements in their report dated March 31, 2003.

                                                                         \s\ McCarney Greenwood LLP
                                                                         McCarney Greenwood LLP
Toronto, Canada                                               Chartered Accountants

 Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 20, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

                                                                         \s\ McCarney Greenwood LLP
                                                                         McCarney Greenwood LLP
Toronto, Canada                                               Chartered Accountants

Sharpe Resources Corporation
(Expressed in United States Dollars)

Consolidated Balance Sheets                                                                                                               Page 2

                                                                                                                                        December 31
                                                                                                                                  2003                   2002
Assets
Current assets
     Cash                                                                                                     $            62,231   $            73,518
     Trade and sundry receivables                                                                               18,332                  1,668
     Notes receivable                                                                                                  89,228                19,700
     Due from related parties (Note 8)                                                                         33,070                47,117
     Inventory                                                                                                               6,670                18,537

                                                                                                                             209,531               160,540
Office equipment (Note 3)                                                                                        -                            1,866

                                                                                                                  $          209,531  $          162,406

Liabilities
Current liabilities
     Accounts payable and accrued liabilities                                                   $         61,979   $            61,475
     Due to related parties (Note 8)                                                                            44,609                15,500

                                                                                                                             106,588                76,975
Long term debt (Note 5)                                                                                       664,533               664,533
Future site restoration and abandonment costs                                                         13,500              -

                                                                                                                            784,621               741,508

Capital Stock and Deficit
Share Capital (Note 6)                                                                                    10,921,861          10,921,861
Contributed surplus (Note 6)                                                                                    17,660              -
Deficit                                                                                                              (11,514,611)       (11,500,963)

                                                                                                                           (575,090)            (579,102)

                                                                                                                  $          209,531  $          162,406

Approved by the Board      \s\ Roland M. Larsen                Director        \s\ Kimberly L. Koerner             Director

Sharpe Resources Corporation
(Expressed in United States Dollars)

Consolidated Statements of Operations and Deficit                                                                               Page 3

                                                                                                                Years ended December 31
                                                                                                         2003                 2002                 2001

Petroleum and natural gas revenue                                      $          159,527      $  55,631        $        1,338,505

Operating and administrative expenses

Operating                                                                                            253,638         237,800                   294,757
General and administrative                                                                     75,235         100,652                   899,311
Depletion, depreciation and amortization                                                 15,366          19,987                    478,654
Interest                                                                                                  28,663        (41,128)                    172,977

                                                                                                           372,902         317,311                 1,845,699

(Loss) before the following                                                            (213,375)        (261,680)                  (507,194)

Write off of related party loans                                                               -                  149,681                      13,671
Gain/(Loss) on disposal of petroleum and
     natural gas properties                                                                    189,727                    -                   (1,839,517)
Gain on disposal of capital asset                                                           10,000                    -                                  -

(Loss) before income taxes                                                            (13,648)       (111,999)                (2,333,040)

Income taxes (Note 7)                                                                       -                        -                                     -

Net (loss)                                                                             $          (13,648)    $  (111,999)              $ (2,333,040)

Deficit, beginning of year                                                   $   (11,500,963)    $  (11,388,964)         $  (9,055,924)

Net (loss)                                                                                         (13,648)             (111,999)             (2,333,040)

Deficit, end of year                                                            $    (11,514,611)    $  (11,500,963)        $ (11,388,964)

(Loss) per common share (Note 6(f))
     Basic                                                                                  $               0.00                        $  0.00                            $     (0.07)
     Diluted                                                                                $               0.00                        $  0.00                            $     (0.07)

Sharpe Resources Corporation
(Expressed in United States Dollars)

Consolidated Statements of Cash Flows                                                                                                Page 4

                                                                                                                Years ended December 31
                                                                                                      2003                     2002                    2001

Increase (decrease) in cash
Cash flows from operating activities

     Net (loss)                                                                 $          (13,648)            $  (111,999)           $  (2,333,040)
Operating items not involving cash
     Depreciation, depletion and amortization                                 15,366                     19,987                    478,654
     Common stock/Stock options awarded                                  17,660                          -                          33,027
     Write off of payables                                                                        -                         -                         (15,167)
     (Gain)/Loss on disposal of petroleum
               and natural gas properties                                           (189,727)                        -                     1,839,517
     Gain on disposal of capital asset                                            (10,000)                         -                             -
     Future site restoration costs                                                            -                            -                              -
     Gain on settlement of debt                                                              -                   (149,681)                  (13,671)
     Changes in non-cash operating
     Working capital (Note 9)                                                     (30,665)                   134,769               (1,073,200)
     Cash flows (used in) operating activities                              (211,014)                  (106,924)              (1,083,880)

Cash flows from financing activities
Repayments on long term debt                                                              -                  (117,654)               (2,752,839)
Repayments on loan facility                                                                  -                        -                          (691,865)
Cash flows (used in) financing activities                                                -                   (117,654)               (3,444,704)

Cash flows from investing activities
Additions to petroleum and natural gas properties                                -                     (31,404)                   (645,329)
Proceeds on disposal of petroleum and natural gas properties      189,727                         -                      5,171,016
Additions to capital assets                                                                   -                             -                           (1,732)
Proceeds on disposal of capital assets                                            10,000                        -                             4,345

Cash flows from (used in) investing activities                                199,727                 (31,404)                   4,528,300

(Decrease) in cash during the year                                      (11,287)               (255,982)                               (284)
Cash, beginning of year                                                              73,518                  329,500                          329,784
Cash, end of year                                                      $            62,231               $  73,518                   $      329,500

Sharpe Resources Corporation
(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                    Page 5

1.       Nature of operations

          Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

         In 2001, the company sold substantially all of its petroleum and natural gas properties. The Company still retains interests in two oil producing properties located in the State of Texas. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

          In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2003 and 2002, the Company still has outstanding debt under the Chapter 11  Plan, the details of which are described in Note 5. The Company also recorded gains on settlement of $149,681 and $13,671 in 2002 and 2001, respectively.

          These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.       Summary of significant accounting policies

          The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          The more significant accounting policies are as follows:

          A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.

          (a) Consolidation
       These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Sharpe Energy Company.

           (b) Joint operations
      The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

.        (c) Revenue recognition
     Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

Sharpe Resources Corporation
(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                    Page 6

          (d) Capital assets
      Office equipment is recorded at cost and is depreciated on a straight-line basis over periods ranging from three to five years. In the year of acquisition 1/2 of the above amounts are taken.

               (e) Inventory
                     Inventory is carried at the lower of average cost and net realizable value.

          (f) Petroleum and natural gas properties

                       Capitalized costs

              The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

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

                       Future site restoration and abandonment costs

              Estimated cost relating to future site restoration and abandonment's are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, cost, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charges against the accumulated provision when incurred.

          (g) Stock-based compensation

              The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 is $17,660 (See Note 6(e)). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                    Page 7

          (h) Income taxes

              The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

          (i) Foreign currency translation

              The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

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

3.       Capital Assets

                                                                                                                          2003                   2002

          Cost                                                                                                 $            54,146   $            64,146
         Accumulated depreciation                                                                                54,146                62,280

          Net carrying value                                                                              $          -             $              1,866

          In 2003, the carrying value of the Company's capital assets were reduced to nil.

4.       Petroleum and natural gas properties

                                                                                                                          2003                   2002

          Cost                                                                                                 $          -              $            31,404
          Accumulated depletion and depreciation                                                         -                           31,404

          Net carrying value                                                                              $          -             $          -

          In 2002 and 2001, the carrying value of the Company's properties were reduced to nil as a result of the application of the ceiling test.

5.       Long term debt

                                                                                                                          2003                   2002

          Unsecured vendor loan claims                                                             $          664,533  $          664,533

          Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable by 2006. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                   Page 8

6.       Share Capital

          (a) Authorized
              Unlimited (2002- unlimited) common shares without par value.

              (b) Issued
              33,184,303 Common Shares                                                                                 $      10,921,861

Common shares issued:                                                                         Shares             Amount
                                                                                                                            #                                $
          Balance, December 31, 2003, 2002 and 2001                                33,184,803          10,921,861

          (c) Warrants

              The Company did not issue any warrants during the year. The following table sets out the warrant activity during the year.

                                                                                                                              Number of
                                                                                                                       warrants               $

                   Balance, December 31, 2000 (i)                                                               4,200,000            -
                   Expired warrants (ii)                                                                              (3,700,000)              -
                   Balance, December 31, 2001 and 2002                                                      500,000              -
                   Exercise of warrants                                                                                  -                          -
                   Balance, December 31, 2003                                                                      500,000             -

                        (i)  At December 31, 2000, three separate warrants were issued.  These include warrants to acquire 1,400,000 common shares with a strike price of $0.50 Canadian and an expiry date of February 20, 2001, and warrants to acquire 2,300,000 common shares with a strike price of $0.25 Canadian and an expiry date of June 5 , 2002, and warrants to acquire 500,000 common shares with a strike price of $1.00 Canadian and an expiry date of May 12, 2004.  These warrants were not valued and hence are recorded at nil.

              (ii) In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition: Should the average trading price of the Company's common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February 20, 2002. These warrants expired at maturity. In addition, warrants to acquire 2,300,000 common shares of the company at a price of Canadian $0.25 until June 5, 2002 expired at maturity.  At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

The following table summarizes the warrants outstanding at December 31, 2003:

                   Exercise price                                                                                               Number of warrants
                      per share                                                                                      outstanding at December 31,
                     (Cdn $)                               Expiry Date                                                               2003
                   $           1.00                        May 12, 2004                                                              500,000

Sharpe Resources Corporation
(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001>                                                                                   Page 9

          (d) Stock options

               The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant.  The changes in stock options for each of the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                                          2003                              2002                               2001
                                                                        Weighted                       Weighted                        Weighted
                                                                           amount                          amount                           amount
                                                                   exercise price              exercise price                   exercise price
                                                                        per share                       per share                        per share
                                                              Number     (Cdn $)          Number   (Cdn $)           Number   (Cdn $)
          Balance,outstanding,
             beginning of year                      2,039,000    $  0.11          1,690,000    $  0.15                 -                $    -
          Activity in the year
          Granted                                      1,431,000    $   0.10          1,715,000    $   0.15                  -               $    -
          Expired or cancelled
          during the year                             (220,000)    $   0.12        (1,366,000    $   0.15       (1,235,000)        $   0.15
          Balance, outstanding,
          end of year                                3,250,000      $   0.10        2,039,000     $  0.11       (1,235,000)        $   0.15

     A summary of stock options outstanding is as follows:

              Exercise price                                                              Number of shares remaining subject,
                  per share                                                                          to options at December 31
                     (Cdn $)                                 Expiry date                               2003                            2002

                      $0.10                               May 8, 2008                                1,431,000                       -
                      $0.10                              May 16, 2007                                 -                                  115,000
                      $0.10                              May 13, 2007                               1,000,000                     1,000,000
                      $0.10                               May 8, 2007                                  600,000                        600,000
                      $0.15                            August 14, 2005                               -                                  105,000
                      $0.15                               May 4, 2005                                   219,000                       219,000
                                                                                                                   3,250,000                     2,039,000

          (e) Contributed surplus adjustment and stock option compensation

              During the year, 1,431,000 stock options were granted. At December 31, 2003 all options had vested and were fully expensed. The value for the stock options granted were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield 0%, volatility 93%, risk-free interest rate of  4.5% and an expected life of 5 years. As a result, the fair value was determined to be $17,660.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 10

     (f) Basic loss per share

          The following table sets forth the computation of basic and diluted (loss) per share:

                                                                                       2003                           2002                         2001
          Numerator:
              (Loss) for the year                                        $          (13,648)          $        (111,999)         $     (2,333,040)
              Numerator for basic
                   and diluted earnings                                $          (13,648)          $        (111,999)         $     (2,333,040)

          Denominator:
              Weighted average number of
                   common shares                                             33,184,803                 33,184,803                32,957,407
          Denominator for basic (loss) per share                    33,184,803                  33,184,803                32,957,407
          Effect of dilutive securities:
           Stock Options (i)                                                         -                                -                               -
          Warrants (ii)                                                                 -                                -                               -
          Denominator for diluted (loss) per share                 33,184,803                 33,184,803                32,957,407

          Basic (loss) per share                                       $               0.00          $               0.00         $             (0.07)
          Diluted (loss) per share                                     $               0.00          $              0.00         $             (0.07)

     (i)  Due to the loss in 2003, 2002 and 2001, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

     (ii) The Company's preferred stock (Note 5), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest. The dividends on the preferred shares are not presented as equity instruments.

7.       Income taxes

          Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

          The following table reflects future income tax assets at December 31, 2003 and 2002.
                                                                                                                         2003                     2002

          Unclaimed non-capital losses                                                                  $       1,034,486    $          901,342
 Income tax value of capital assets over carrying value                                           51,000                  51,000
Future site restoration costs not yet deductible                                                       5,000                    5,000
Unclaimed share issue costs                                                                                29,000                  39,000
Excess petroleum tax basis over accounting value                                                65,523                  56,788
                                                                                                                      1,185,009                406,719
Valuation allowance                                                                                     (1,185,009)              (406,719)
Future income tax assets recognized                                                       $          -               $          -

          The Company provided a valuation allowance equal to the future tax assets as it is not presently more likely than not that they will be realized. The Company's income tax expense for each of the years ended is as follows:

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 11

                                                                                                  2003                       2002                     2001
Current income tax expense                                        $          -                 $          -               $          -
Future income tax expense (recovery)                                     -                           -                          -
Total income tax expense (recovery)                            $          -                $          -               $          -

          The Company's actual income tax expense for each of the years ended is made up as follows:

                                                                                                  2003                      2002                    2001
(Loss) before income taxes reflected
in consolidated statements of operations                  $          (13,648)      $(111,999)           $        (233,040)

          Expected income tax expense (recovery)                              (4,998)           (41,000)                  (1,022,000)
 Deductible share issue costs                                               (10,000)           (10,000)                      (138,000)
 Loss reduction relating to gain on
 settlement of debt                                                                        -               (55,000)                          (6,000)
Statutory rate difference - Canada/U.S.(i)                               (171)             (4,000)                            -
 Valuation allowance                                                             15,169           110,000                     1,166,000
  Income tax expense (recovery)                             $          -                    $          -                 $          -

          (i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

          Non capital losses and resource pools

          The Company has resource pools of $178,900 (Canadian Exploration Expenditures of $120,100 and Canadian Development Expenditures of $58,800). It also has unclaimed share issue costs of $10,000. The Company has non-capital loss carryforwards of approximately $2,825,100 which can be used to reduce taxable income of future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

                    2004                                                                                                                                 $          526,900
          2005                                                                                                                                             449,000
          2006                                                                                                                                             303,400
          2007                                                                                                                                             586,700
          2008                                                                                                                                             798,500
          2009                                                                                                                                             160,600
                                                                                                                                                   $       2,825,100

8.       Related party transactions not disclosed elsewhere

          Transactions with related parties not disclosed elsewhere in these financial statements comprise:

                                                                                                   2003                           2002
           Due from related party (a)                                     $            33,070           $            47,117
           Due to related party (a)                                            $          44,609            $             15,500

           (a) These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 12

           (b) During the year, the Company sold a truck to Royal Standard Minerals Inc.

          Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director. The above transactions are measured at the exchange amount.

9.       Supplemental cash flow information

                                                                                                  2003                      2002                    2001
          Changes in non-cash working capital
              Trade and sundry receivables                           (16,664)                227,889           $     75,942
              Notes receivable                                              (69,528)                (19,700)                           -
              Inventory                                                           11,867                 (11,566)                  20,777
              Accounts payable and accrued liabilities                  504                     2,281               (708,544)
              Advances to/from related parties                        43,156                 (64,135)              (461,375)
                                                                               $     (30,665)             $   134,769        $  (1,073,200)

                        Operating activities                                    $     (30,665)             $   134,769          $  (1,073,200)
              Financing activities                                                  -                            -                          -
              Investing activities                                                   -                            -                          -
                                                                               $     (30,665)             $  134,769          $   (1,073,200)

               Interest paid                                                     $            28,663         $    25,989           $        172,862

              Income taxes paid                                             $          -                      $          -              $          -

10.       Financial instruments

          Fair Value

          At December 31, 2003, the Company's financial instruments consisted of cash and cash equivalents, trade and sundry receivables, notes receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximates their carrying values due to their short term maturity. The characteristics of long term financial instruments are detailed in Note 5.

          Credit risk management

          Receivables include accounts receivable for petroleum and natural gas sales, which are made to a large credit worthy customer in the United States. The Company has a long history with this customer and has had no problems in the past. Accordingly, the Company views credit risk on these amounts as low.

          The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

11.       Segment information

          The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Company's petroleum and natural gas revenue is from customers based in the United States. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintenance of the Company's public company status.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 13

12.       Differences between Canadian GAAP and U.S. GAAP

          The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

          Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the company in 2003, 2002 or 2001.

          Under Canadian GAAP, the Company accounted for its stock-based compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $17,660 was recorded as additional compensation expense for 2003.  Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for 2002 or 2001.  For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standard Board (FASB) Statement 148 (see below) effective as of January 1, 2003, which provisions allows the Company to record compensation expense for stock options granted in 2003 based on the estimated fair value of such options, using the prospective method. As of January 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes in 2003 would not be different than the expense recorded for Canadian GAAP purposes in 2003.

          Prior to January 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in 2002 or 2001.  For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $110,000 in 2002.

          Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debenture (Note 5) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US GAAP, this amount would have been recorded as a reduction of the related debt and an increase in additional paid-in capital (the US GAAP equivalent of contributed surplus). Under US GAAP, the unamortized balance of the discount in the amount of $276,000 would have been recorded as amortization in 2001 upon the retirement of the related debt.

          Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

          Recent accounting pronouncements --

          In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FASB 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for such activities initiated after December 31, 2002.  FASB 146 requires the recognition of a liability for exit or disposal activities when such a liability is incurred. This standard is substantially equivalent to CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)."  This new guidance has been adopted for US GAAP purposes in 2003, and it did not have a material impact on the financial position, results or operations or cash flows of the Company as reported for US GAAP purposes.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 14

          In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No.45 required that at the time a Company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.  This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not currently provide significant guarantees on a routine basis. The Company adopted this interpretation for US GAAP purposes and it did not have a material impact on the results of operations of the financial position of the Company.

          In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

          FASB 148 requires the following disclosures for US GAAP purposes:

                                                                              Years ended December 31

                                                                  2003                                    2002                                      2001

          AS REPORTED

          Net (loss)                               $                  (13,648)          $                    (111,999)          $        (2,333,040)

          (Loss) per common share,
                  as reported

                           Basic                   $                      0.00            $                           0.00           $               (0.07)

                           Diluted                 $                      0.00            $                           0.00           $               (0.07)

          Stock option compensation
       cost included in
      net (loss)                         $                   17,661            $            -                               $           -

          PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

          Net (loss)                               $                 (13,648)            $                   (221,999)           $         (2,333,040)

          (Loss) per common share,
                       as reported

                           Basic                   $                      0.00            $                         (0.01)           $               (0.07)

                           Diluted                 $                      0.00            $                         (0.01)           $                (0.07)

          Additional stock option
                       compensation included
                       in net (loss) on a
                       pro forma basis        $           -                             $                     110,000          $           -

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001                                                                                 Page 15

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

          In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FASB 149).  FASB 149 is intended to result in more consistent reporting of contracts as either free standing derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

         In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, and is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that this pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: June 11, 2004

CERTIFICATIONS

I, Roland M. Larsen, certify that:

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

Date: June 4, 2004

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

Date: June 4, 2004

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director & Treasurer

CERTIFICATIONS

I, Troy Koerner, certify that:

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

Date: June 4, 2004

\s\ Troy Koerner
Troy Koerner
Director