Form 20-F
SHARPE RESOURCES CORP
filed 2005-06-22
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: January 31, 2008
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

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
35,184,803 Common Shares

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

______Yes __X___No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	11
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	16
D.	Trend information	16
E.	Off balance sheet arrangements	16
F.	Tabular disclosures of contractual obligations	17
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	18
C.	Board practices	20
D.	Employees	25
E.	Share ownership	26
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	26
A.	Major shareholders	26
B.	Related party transactions	26
C.	Interests of experts and counsel	26
ITEM 8	FINANCIAL INFORMATION	27
A.	Consolidated statements and other financial information	27
B.	Significant changes	27
ITEM 9	THE OFFER AND LISTING	27
A.	Offer and listing details	27
B.	Plan of distribution	28
C.	Markets	29
D.	Selling shareholders	29
E.	Dilution	29
F.	Expense of the issue	29
ITEM 10	ADDITIONAL INFORMATION	29
A.	Share capital	29
B.	Memorandum and articles of association	29
C.	Material contracts	29
D.	Exchange controls	29
E.	Taxation	31
F.	Dividends and paying agents	32
G.	Statements by experts	32
H.	Documents on display	32
I.	Subsidiary information	32
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	32
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	32
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	32
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	33
ITEM 15	CONTROLS AND PROCEDURES	33
ITEM 16	[RESERVED]	34
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	34
ITEM 16B	CODE OF ETHICS	34
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	34
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	34
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	34

PART III
ITEM 17	FINANCIAL STATEMENTS	35
	MANAGEMENTS DISCUSSION AND ANALYSIS	52
ITEM 18	FINANCIAL STATEMENTS	57
ITEM 19	EXHIBITS	57

	SIGNATURES	57
	CERTIFICATIONS	58
	CERTIFICATIONS PURSUANT TO SECTION 906	61

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2004, 2003 2002, 2001, and 2000. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company and the Company's inactive wholly-owned Canadian subsidiary 1032144 Ontario, Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10 of the Consolidated Financial Statements included with this report.

Sharpe Resources Corporation

Consolidated Financial Statement Data

For the Years Ended December 31

(Expressed in US Currency)

	2004	2003	2002	2001	2000
Selected Operating Data
Oil & Gas Revenue	$108,998	$159,527	$55,631	$1,338,505	$2,254,220
Production Costs	($202,395)	($253,638)	($237,800)	($294,757)	($592,474)
Expenses	($101,512)	($119,264)	($79,511)	($1,550,942)	($1,858,836)
Gain on Settlement of Debt	$0	$0	$149,681	$13,671	$1,313,900
Net Income (Loss) for the period	($109,909)	($13,648)	($111,999)	($2,333,040)	$1,116,810
Earnings (Loss) per share basic	($0.01)	$0.00	$0.00	($0.07)	$0.03
Earnings (Loss) per share diluted	($0.01)	$0.00	$0.00	($0.07)	$0.03

	2004	2003	2002	2001	2000
Selected Balance Sheet Data
Working Capital	$75,724	$202,861	$142,003	$474,316	($1,748,455)
Total Assets	$159,609	$209,531	$162,406	$569,978	$7,582,413
Long Term Debt	($664,533)	($664,533)	($664,533)	($931,868)	($3,324,516)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)	($10,921,861)	($10,888,834)
Deficit	($11,709,520	($11,514,611)	($11,500,963)	($11,388,864)	($9,055,924)

Currency Exchange Rates

Except where otherwise indicated, all of the dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the “Noon Buying Rate”). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

	Year Ended December 31,
	2000	2001	2002	2003	2004
High for the period	.6973	.6696	.8532	.7738	.8493
Low for the period	.6413	.6266	.7992	.6329	.7196
Average rate for the period(1)	.6735	.6446	.8308	.7186	.7716
Rate at end of period	.6666	.6279	.8358	.7738	.8308

_______________

(1) Based on the average exchange rates on the last day of each month during the applicable period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The net loss for the year ended December 31, 2004 was $194,909 which is an increase of $181,261 a result of decreased production at the West Thrifty Unit.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2004, the Company had outstanding options to purchase an aggregate of 3,250,000 Common Shares. The exercise prices of the outstanding options range from Cdn $0.10 to Cdn $0.15 with the weighted average exercise price being greater than the current trading price of the Company’s Common Shares. The expiration dates of the outstanding options and warrants range from May 4, 2005 to May 8, 2008. There were no warrants outstanding at December 31, 2004. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B (“Order 636”), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipelines sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC’s purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant uncertainty remains, Order 636 may ultimately enhance the Company’s ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

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

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company’s lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Item 4. Information on the Company

A. History and development of the company.

Sharpe Resources Corporation (the "Company" or “Sharpe”) was incorporated under the Business Corporations Act (Ontario) on April 10, 1980 under the name "Sharpe Energy & Resources Limited". By Articles of Amendment dated November 2, 1984, the Company amended its authorized capital to consist of an unlimited number of common shares and removed restrictions on the issue, transfer or ownership of such shares. By Articles of Amendment dated July 29, 1996, the Company changed its name to Sharpe Resources Corporation.

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

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US).

B. Business overview.

In September 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. The Company had been a resource company engaged in oil and gas exploration, and production in the United States. This effort included the acquisition, exploration and development of oil and gas properties in the United States. However, in 2001, the Company sold all of its offshore, Gulf of Mexico natural gas production and several non-operated onshore petroleum and natural gas properties and in 2003 the Company sold 32% of its interest in the West Thrifty Unit Texas properties. The purchaser also took over operations on the properties.

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

The terms "Sharpe" or the “Company”, as used in this registration statement on Form 20-F, refers to Sharpe or the Company and its wholly owned subsidiaries collectively.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation’s properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

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

B. Liquidity and capital resources.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Corporation’s cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

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

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.12 per share and expiration dates ranging from May 2005 to May 2008.

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

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

During 2002, operating costs exceeded revenue. This situation contributed to a net loss of $111,999 for the year 2002 compared to a loss of $2,333,040 for the year 2001. The Company has cash and cash equivalents of $73,518 at year end 2002. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003. Previous expenses incurred as part of workovers and a recompletion resulted in more than $35,000 considered to be one-time expenditures on this project. Continued expenditures will be required to improve upon the production capacity of the field. Capital requirements are estimated to be at least $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field.

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

Sharpe's core business activities have consisted of the exploration for, and acquisition, development and production of, oil and natural gas in the United States. Sharpe is unable to influence or control the price it receives for its oil or natural gas production. These prices fluctuate unpredictably due to actual and perceived worldwide supply and demand factors. Sharpe endeavors to minimize costs incurred to explore for, and develop and produce, its reserves. Sharpe uses cash flow from operations, equity financings and debt financings as sources of capital to fund growth and operations. Management believes that the benefits expected from the developments and improvements made to the Company’s producing oil and gas will be sufficient to permit the Company to continue operations. Nevertheless, Sharpe faces a continual liquidity risk since any one of these sources of capital may not be available at such times and in such amounts that it requires. See Item 3. D. - Risk Factors above.

C. Research and development, patents and licenses, etc.

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Not applicable

G. Safe Harbor

Not applicable

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

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

B. Compensation.

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation’s three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000, (the “Named Executive Officer”).

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compensation (US$)
Roland M. Larsen President & CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 431,000(1) 1,000,000(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Options to acquire Common shares at an exercise price of $0.10 per share expiring May 8, 2008.

(2) Options to acquire 600,000 Common Shares at an exercise price of $0.10 per share expiring May 8, 2007, and 400,000 Common Shares at an exercise price of $0.10 per share expiring May 13, 2007.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2004.

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

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of December 31, 2004

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

Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2004 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Stock Option Plan of the Corporation. During the year ended December 31, 2004, no stock options were granted to directors and officers of the Corporation.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Company during the twelve months ended December 31, 2004. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

C. Board practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company’s principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company’s Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company’s policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company’s corporate governance arrangements:

• Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.

• The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.

• The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.

• The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.

• The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Election of Directors and Officers

The Company's articles provide for a minimum of three and a maximum of seven directors, to be elected yearly and to hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The whole board is elected at each annual meeting, and all directors then in office must retire, but, if qualified, are eligible for re-election. If an election of directors is not held at the proper time, the directors continue in office until their successors are elected or appointed. Each officer continues to hold office until the appointment of officers at the first meeting of the board of directors after the election of directors and, in default of the appointment of officers at such meeting, continues to hold office after such meeting. In the absence of written agreements to the contrary, the board may remove at its pleasure any officer of the Company.

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee.

Audit Committee

The charter of the Corporation’s audit committee charter is as follows:

1. Establishment of Audit Committee: The board of directors of the Corporation hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

b) Monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

c) Monitor the independence and performance of the Corporation’s external auditors;

d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2. Membership: The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time.

3. Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the “auditors”) and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;

c) Review the MD&A and press releases containing financial results of the Corporation;

d) Review all prospectuses, material change reports and annual information forms;

e) Review the audit plans and the independence of the auditors;

f) Meet with the auditors independently of management;

g) In consultation with senior management, review annually and recommend for approval by the board of directors:

(i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;

(ii) the remuneration of the auditors; and

(iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;

h) review with the auditors:

(i) the scope of the audit;

(ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

(i) the financial statements;

(ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. Administrative Matters: The following general provisions shall have application to the Audit Committee:

a) A quorum of the Audit Committee shall be the attendance of two members thereof present in person or by telephone. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee. Meetings of the Audit Committee shall be held at least annually and more often as the Chair of the Audit Committee may determine;

b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the directors of the Corporation. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a director of the Corporation. The board of directors, upon recommendation of the Corporate Governance Committee, may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual general meeting of shareholders of the Corporation next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed. Any member of the board of directors who has served as a member of the Audit Committee may be re-appointed as a member of the Audit Committee following the expiration of his term;

c) The Audit Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor of the Corporation is to appear before the Audit Committee when requested to do so by the Audit Committee;

d) The time at which and the place where the meetings of the Audit Committee shall be held, the calling of meetings and the procedure at such meetings shall be determined by the Audit Committee, having regard to the by-laws of the Corporation. A meeting of the Audit Committee may be held at any time without notice if all of the members are present or, if any members are absent, those absent have waived notice or otherwise signified their consent in writing to the meeting being held in their absence;

e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie, provided that, in the event of a tie vote when only two members of the Audit Committee are present at a particular meeting, the matter shall be resolved by a future vote of members of the Audit Committee at which more than two members are present. In the absence of the Chair, the other members of the Audit Committee shall appoint one of their members to act as Chair for the particular meeting;

f) Notice of meetings of the Audit Committee may be given to the auditor of the Corporation and shall be given in respect of meetings relating to the annual audited financial statements. The auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the auditor believes should be brought to the attention of the directors or shareholders of the Corporation;

g) The Audit Committee shall report to the directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the directors of the Corporation may from time to time refer to the Audit Committee;

h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right of inspecting all the books and records of the Corporation and its affiliates and of discussing such books and records in any matter relating to the financial position of the Corporation with the officers, employees and auditor of the Corporation and its affiliates;

i) Minutes of the Audit Committee will be recorded and maintained and the Chair of the Audit Committee will report to the board of directors on the activities of the Audit Committee and/or the minutes will promptly be circulated to the directors who are not members of the Audit Committee or otherwise made available at the next meeting of directors;

j) The Chair of each meeting of the Audit Committee shall appoint a person to act as recording secretary to keep the minutes of the meeting. The recording secretary need not be a member of the Audit Committee;

k) Unless the Audit Committee has been provided with express instructions from the board of directors, the Audit Committee shall function primarily to make assessments and determinations with respect to the purposes mandated herein and its decisions shall serve as recommendations for consideration by the board of directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

• developing criteria governing the size and overall composition of the Board;

• conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;

• recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and

• recommending the compensation of directors

• ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

D. Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

E. Share ownership.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at April 27, 2005, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)

CDS & Co. (2) Toronto, Ontario	23,771,366 Common Shares	67.6%

(1) Based on 35,184,803 Common Shares issued and outstanding as at April 27,2005.

(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of Sharpe Resources or the Company has any interest, directly or indirectly, in any material transaction or in any proposed material transaction with Sharpe Resources.

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

− Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2004

− Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2004 and 2003

− Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002

− Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002

− Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #10 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

B. Significant Changes.

None.

Item 9. The Offer and Listing

A. Offer and listing details.

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

	High	Low	Volume
1999 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.53 $0.41 $0.26 $0.30	$0.20 $0.17 $0.08 $0.12	31,062 54,647 95,162 57,315
2000 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.50 $0.49 $0.43 $0.25	$0.15 $0.18 $0.18 $0.10	69,039 17,527 53,922 30,734
2001 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.28 $0.16 $0.11 $0.05	$0.11 $0.10 $0.05 $0.02	45,997 39,862 12,330 69,953
2002 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.14 $0.06 $0.05	$0.03 $0.04 $0.04 $0.05	40,018 29,602 1,812 0
2003 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.05 $0.05 $0.05	$0.05 $0.05 $0.05 $0.05	0 0 0 0
2004 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.07 $0.08 $0.06	$0.04 $0.04 $0.04 $0.03	1,695 3,186 7,129 9,270
2005 First Calendar Quarter	$0.05	$0.04	9,378

B. Plan of Distribution

Not Applicable

C. Markets

The Company was listed on the Vancouver Stock Exchange from 1980 until July 1995 when it was delisted at its own request in order to facilitate the quotation of its Common Shares on the Canadian Dealing Network. Trading in the Company’s Common Shares commenced on the Canadian Dealing Network on July 10, 1995 under the symbol “SHGP” until January 1997 when it was delisted at its own request in order to facilitate the listing of its Common Shares on the Montreal Exchange. Trading in the Company’s Common Shares commenced on the Montreal Exchange on January 20, 1997 and continued until October 2001 when they began trading on the TSX Venture Exchange (formerly the CDNX).

The Company’s shares are listed on the OTC:BB under the symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

D. Selling shareholders.

Not Applicable

E. Dilution.

Not Applicable

F. Expenses of the issue.

Not Applicable

Item 10. Additional Information

A. Share capital.

Not applicable

B. Memorandum and articles of association.

These documents were filed with the original registration report in July, 1998.

C. Material contracts.

There are no material contracts.

D. Exchange controls.

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

The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. “Non-Canadian” generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a “WTO Investor” (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

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

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of “net benefit to Canada,” or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of “net benefit to Canada.” If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of “net benefit to Canada.”

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of “net benefit to Canada,” the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of “net benefit to Canada.” In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow or similar restrictions.

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

Dividends paid to U.S. residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For U.S. corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the “Treaty”). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute “taxable Canadian property”, provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display.

Company documents can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. They can also be obtained by writing to this address.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At December 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of its financial instruments approximates the carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

The board of directors has determined that Director and Audit Committee Member, Ms. Kimberly Koerner has the necessary attributes for designation as the audit committee’s financial expert and have designated her as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	2004	2003
Audit Fees	$23,000	$23,000
Audit Related Fees	$0	$0
Tax Fees	$2,000	$2,000
All Other Fees	$0	$0

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;

• the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;

• the remuneration of the auditors; and

• pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation’s most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

− Auditor's Report for Sharpe Resources Corporation. for the year ended December 31, 2004

− Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2004 and 2003

− Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002

− Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002

− Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #10 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

Sharpe Resources Corporation

(continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars)

Consolidated Financial Statements

December 31, 2004 and 2003

March 1, 2005

Auditors' Report

To the Shareholders of

Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at Wednesday, December 31, 2003 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Wednesday, December 31, 2003 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on the financial statements in their audit report dated March 31, 2003.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Sharpe Resources Corporation

(Expressed in United States Dollars)

Consolidated Balance Sheets Page 2

December 31

2004 2003

Assets

Current assets

Cash $ 34,557 $ 62,231

Trade and sundry receivables 19,620 18,332

Notes receivable - 89,228

Due from related parties (Note 6) 21,547 33,070

Inventory 5,760 6,670

81,484 209,531

Option to acquire Mineral property (Note 1) 78,125 -

$ 159,609 $ 209,531

Liabilities

Current liabilities

Accounts payable and accrued liabilities $ 96,937 $ 61,979

Due to related parties (Note 6) 76,515 44,609

173,450 106,588

Long term debt (Note 3) 664,533 664,533

Future site restoration and abandonment costs 13,500 13,500

851,483 784,621

Capital Stock and Deficit

Share Capital (Note 4) 10,999,986 10,921,861

Contributed surplus (Note 4) 17,660 17,660

Deficit (11,709,520) (11,514,611)

(691,874) (575,090)

$ 159,609 $ 209,531

Approved by the Board "Roland Larsen" Director "Kimberly L. Koerner" Director

Sharpe Resources Corporation

(Expressed in United States Dollars)

Consolidated Statements of Operations and Deficit Page 3

Years ended December 31

2004 2003 2002

Petroleum and natural gas revenue $ 108,998 $ 159,527 $ 55,631

Operating and administrative expenses

Operating 202,395 253,638 237,800

General and administrative 72,891 75,235 100,652

Depletion, depreciation

and amortization - 15,366 19,987

Interest on advance 2,040 2,040 (41,128)

Interest on long term debt 26,581 26,623 (41,128)

303,907 372,902 317,311

(Loss) before the following (194,909) (213,375) (261,680)

Write off of related party loans - - 149,681

Gain on disposal of petroleum and

natural gas properties - 189,727 -

Gain on disposal of capital asset - 10,000 -

(Loss) before income taxes (194,909) (13,648) (111,999)

Income taxes (Note 5) - - -

Net (loss) $ (194,909) $ (13,648) $ (111,999)

Deficit, beginning of year $ (11,514,611) $ (11,500,963) $ (11,388,964)

Net (loss) (194,909) (13,648) (111,999)

Deficit, end of year $ (11,709,520) $ (11,514,611) $ (11,500,963)

(Loss) per common share (Note 4(f))

Basic $ (0.01) $ 0.00 $ 0.00

Diluted $ (0.01) $ 0.00 $ 0.00

Sharpe Resources Corporation

(Expressed in United States Dollars)

Consolidated Statements of Cash Flows Page 4

Years ended December 31

2004 2003 2002

Increase (decrease) in cash

Cash flows from operating activities

Net (loss) $ (194,909) $ (13,648) $ (111,999)

Operating items not involving cash

Depreciation, depletion and amortization - 15,366 19,987

Common stock/Stock options awarded - 17,660 -

Gain on disposal of petroleum

and natural gas properties - (189,727) -

Gain on disposal of capital asset - (10,000) -

Gain on settlement of debt - - (149,681)

Changes in non-cash operating

working capital (Note 7) 167,235 (30,665) 134,769

Cash flows (used in) operating activities (27,674) (211,014) (106,924)

Cash flows from financing activities

Repayments on long term debt - - (117,654)

Cash flows (used in) financing activities - - (117,654)

Cash flows from investing activities

Additions to petroleum and natural gas properties - - (31,404)

Proceeds on disposal of petroleum and natural gas properties - 189,727 -

Proceeds on disposal of capital assets - 10,000 -

Cash flows from (used in) investing activities - 199,727 (31,404)

(Decrease) in cash during the year (27,674) (11,287) (255,982)

Cash, beginning of year 62,231 73,518 329,500

Cash, end of year $ 34,557 $ 62,231 $ 73,518

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 5

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

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2004 and 2003 the Company still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 3. The Company also recorded gains on settlement of $149,681 in 2002.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10.

(a) Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Sharpe Energy Company. All significant intercompany balances and transactions have been eliminated on consolidation.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 6

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

(d) Inventory

Inventory is carried at the lower of average cost and net realizable value.

(e) Petroleum and natural gas properties

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

Ceiling Test

The Company uses the full cost method of accounting for oil and gas activities. The method requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of the unproved interest, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessd not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.

Future site restoration and abandonment costs

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 7

(f) Mining interest

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct admininistrative expenditure, if any) until such time as they are brought into commercial production. The cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

The recorded book value of mining properties is not intended to reflect their present of future value.

Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(g) Stock-based compensation

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 (See Note 4(e)). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

(h) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and capital stock of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

3. Long term debt

2004 2003

Unsecured vendor loan claims $ 664,533 $ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 8 discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

4. Share Capital

(a) Authorized

Unlimited (2003- unlimited) common shares without par value.

(b) Issued

35,184,803 Common Shares $ 10,999,986

Common shares issued: Shares Amount

# $

Balance, December 31, 2003 and 2002 33,184,803 10,921,861

Shares issued for mineral property (Note 1) 2,000,000 78,125

Balance, December 31, 2004 35,184,803 10,999,986

(c) Warrants

The Company did not issue any warrants during the year. The following table sets out the warrant activity during the year.

Number of

warrants $

Balance, December 31, 2002 and 2003 500,000 -

Expired warrants (i) (500,000) -

Balance, December 31, 2004 - -

(i) At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding. These warrants expired on May 12, 2004.

There were no warrants outstanding at December 31, 2004.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 9

(d) Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2004, 2003 and 2002 are as follows:

2004 2003 2002

Weighted Weighted Weighted

amount amount amount

exercise price exercise price exercise price

per share per share per share

Number (Cdn $) Number (Cdn $) Number (Cdn $)

Balance,outstanding,

beginning of year 3,250,000 $ 0.10 2,039,000 $ 0.11 1,690,000 $ 0.15

Activity in the year

Granted - $ - 1,431,000 $ 0.10 1,715,000 $ 0.15

Expired or cancelled

during the year - $ - (220,000) $ 0.12 (1,366,000) $ 0.15

Balance, outstanding,

end of year 3,250,000 $ 0.10 3,250,000 $ 0.10 2,039,000 $ 0.11

A summary of stock options outstanding is as follows:

Exercise price Number of shares remaining subject,

per share to options at December 31

(Cdn $) Expiry date 2004 2003

$0.10 May 8, 2008 1,431,000 1,431,000

$0.10 May 13, 2007 1,000,000 1,000,000

$0.10 May 8, 2007 600,000 600,000

$0.15 May 4, 2005 219,000 219,000

3,250,000 3,250,000

(e) Contributed surplus adjustment and stock option compensation

At December 31, 2003 all options had vested and were fully expensed. The value for the stock options granted were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield 0%, volatility 93%, risk-free interest rate of 4.5% and an expected life of 5 years. As a result, the fair value was determined to be $17,660. There was no change in contributed surplus in 2004.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 10

(f) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted (loss) per share:

2004 2003 2002

Numerator:

(Loss) for the year $ (194,909) $ (13,648) $ (111,999)

Numerator for basic

and diluted earnings $ (194,909) $ (13,648) $ (111,999)

Denominator:

Weighted average number of

common shares 33,782,063 33,184,803 33,184,803

Denominator for basic and diluted (loss)

per share 33,782,063 33,184,803 33,184,803

Effect of dilutive securities:

Stock Options (i) - - -

Warrants (ii) - - -

Denominator for diluted (loss) per share 33,782,063 33,184,803 33,184,803

Basic (loss) per share $ (0.01) $ 0.00 $ 0.00

Diluted (loss) per share $ (0.01) $ 0.00 $ 0.00

(i) Due to the loss in 2004, 2003 and 2002, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

(ii) The Company's preferred stock (Note 3), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest. The dividends on the preferred shares are not presented as equity instruments.

5. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2004 and 2003.

2004 2003

Unclaimed non-capital losses $ 947,572 $ 1,034,486

Income tax value of capital assets over carrying value 54,321 51,000

Future site restoration costs not yet deductible - 5,000

Unclaimed share issue costs 29,000 29,000

Excess petroleum tax basis over accounting value 68,725 65,523

1,099,618 1,185,009

Valuation allowance (1,099,618) (1,185,009)

Future income tax assets recognized $ - $ -

The Company provided a valuation allowance equal to the future tax assets as it is not presently more likely than not that they will be realized. The Company's income tax expense for each of the years ended is as follows:

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 11

2004 2003 2002

Current income tax expense $ - $ - $ -

Future income tax expense (recovery) - - -

Total income tax expense (recovery) $ - $ - $ -

The Company's actual income tax expense for each of the years ended is made up as follows:

2004 2003 2002

(Loss) before income taxes reflected

in consolidated statements of operations $ (194,909) $ (13,648) $ (111,999)

Expected income tax expense (recovery) (70,401) (4,998) (41,000)

Deductible share issue costs (10,000) (10,000) (10,000)

Loss reduction relating to gain on

settlement of debt - - (55,000)

Statutory rate difference - Canada/U.S.(i) (2,304) (171) (4,000)

Valuation allowance 82,705 15,169 110,000

Income tax expense (recovery) $ - $ - $ -

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

Non capital losses and resource pools

The Company has resource pools of $272,000 (Canadian Exploration Expenditures of $209,744 and Canadian Development Expenditures of $62,543). It also has unclaimed share issue costs of $10,000. The Company has non-capital loss carryforwards of approximately $2,623,400 which can be used to reduce taxable income of future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2005 $ 477,400

2006 322,600

2007 623,900

2008 849,100

2009 170,700

2010 143,300

2011 36,400

$ 2,623,400

6. Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

2004 2003

Due from related party (a) $ 21,547 $33,070

Due to related party (a) $ 76,515 $44,609

(a) These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 12

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director. The above transactions are measured at the exchange amount.

7. Supplemental cash flow information

2004 2003 2002

Changes in non-cash working capital

Trade and sundry receivables (1,288) (16,664) $ 227,889

Notes receivable 89,228 (69,528) (19,700)

Inventory 910 11,867 (11,566)

Accounts payable and accrued liabilities 34,958 504 2,281

Advances to/from related parties 43,427 43,156 (64,135)

$ 167,235 $ (30,665) $ 134,769

Operating activities $ 167,235 $ (30,665) $ 134,769

Financing activities - - -

Investing activities - - -

$ 167,235 $ (30,665) $ 134,769

Interest paid $ 24,474 $ 28,663 $ 25,989

Income taxes paid $ - $ - $ -

8. Financial instruments

Fair Value

At December 31, 2004 the Company's financial instruments consisted of cash and cash equivalents, trade and sundry receivables, notes receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximates their carrying values due to their short term maturity. The characteristics of long term financial instruments are detailed in Note 3.

Credit risk management

Receivables include accounts receivable for petroleum and natural gas sales, which were made to a large credit worthy customer in the United States. The Company has a long history with this customer and has had no problems in the past. Accordingly, the Company views credit risk on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

9. Segment information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 13

10. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the company in 2004, 2003 or 2002.

Under Canadian GAAP, the Company accounted for its stock-based compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $17,660 was recorded as additional compensation expense for 2003. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for 2002 or 2001. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standard Board (FASB) Statement 148 (see below) effective January 1, 2003, which allows the Company to record compensation expense for stock options granted in 2003 based on the estimated fair value of such options, using the prospective method. As of January 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes in 2003 would not be different than the expense recorded for Canadian GAAP purposes in 2003.

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

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 14

FASB 148 requires the following disclosures for US GAAP purposes:

Years ended December 31

2004 2003 2002

AS REPORTED

Net (loss) $ (194,909) $ (13,649) $ (111,999)

(Loss) per common share,

as reported

Basic $ (0.01) $ 0.00 $ 0.00

Diluted $ (0.01) $ 0.00 $ 0.00

Stock option compensation

cost included in

net (loss) $ - $ 17,660 $ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net (loss) $ (194,909) $ (13,648) $ (221,999)

(Loss) per common share,

as reported

Basic $ (0.01) $ 0.00 $ (0.01)

Diluted $ (0.01) $ 0.00 $ (0.01)

Additional stock option

compensation included

in net (loss) on a

pro forma basis $ - $ - $ 110,000

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

Sharpe Resources Corporation

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Wednesday, December 31, 2003, 2003 and 2002 Page 15

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the cost of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement NO. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the year ended December 31, 2004. The MD&A was prepared as of April 22, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. Although the company is still active in the State of Texas, with minor oil production from its interest in the West Thrifty Project in Brown County, in late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation’s properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation’s cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

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

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008. There were no warrants outstanding at December 31, 2004.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2004	2003	2002
Selected Operating Data
Oil & Gas Revenue	$108,998	$159,527	$55,631
Production Costs	($202,395)	($253,638)	($237,800)
Expenses	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	$0	$0	$149,681
Net Income (Loss) for the period	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.00)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.00)

	2004	2003	2002
Selected Balance Sheet Data
Total Assets	$159,609	$209,531	$162,406
Long Term Debt	($664,533)	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)
Deficit	($11,709,520)	($11,514,611)	($11,500,963)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004				2003
	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31
Revenue	$14,800	$33,148	$33,148	$108,998	$25,924	$66,820	$112,674	$159,527
Expenses	($119,852)	($153,351)	($172,157)	($303,907)	($101,990)	($185,123)	($214,791)	($372,902)
Net Income (Loss)	($105,052)	($120,203)	($139,009)	($194,909)	($76,066)	($118,303)	$97,883	($13,648)
Net Income (Loss) per Common share (basic and diluted)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation December 31, 2004:

1.

	2004	2003
Due from related party*	$21,547	$33,070
Due to related party*	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation’s ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

April 22, 2005

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: June 17, 2005

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2005

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2005

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

g. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

h. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

i. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

e. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

f. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2005

\s\ Troy Koerner
Troy Koerner
Director

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen

Roland M. Larsen

Chief Executive Officer

June 17, 2005

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner

Kimberly L. Koerner

Director

June17, 2005

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

3. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

4. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner

Troy Koerner

Director

June 17, 2005