Form 20-F/A
SHARPE RESOURCES CORP
filed 2005-10-24
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: January 31, 2008
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

AMENDMENT I

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

______Yes __X___No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	11
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	16
D.	Trend information	16
E.	Off balance sheet arrangements	16
F.	Tabular disclosures of contractual obligations	17
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	18
C.	Board practices	21
D.	Employees	27
E.	Share ownership	27
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	27
A.	Major shareholders	27
B.	Related party transactions	27
C.	Interests of experts and counsel	28
ITEM 8	FINANCIAL INFORMATION	28
A.	Consolidated statements and other financial information	28
B.	Significant changes	28
ITEM 9	THE OFFER AND LISTING	28
A.	Offer and listing details	28
B.	Plan of distribution	30
C.	Markets	30
D.	Selling shareholders	30
E.	Dilution	30
F.	Expense of the issue	30
ITEM 10	ADDITIONAL INFORMATION	30
A.	Share capital	30
B.	Memorandum and articles of association	30
C.	Material contracts	30
D.	Exchange controls	30
E.	Taxation	32
F.	Dividends and paying agents	33
G.	Statements by experts	33
H.	Documents on display	33
I.	Subsidiary information	33
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	33
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	34
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	34
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	35
ITEM 15	CONTROLS AND PROCEDURES	35
ITEM 16	[RESERVED]	35
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	35
ITEM 16B	CODE OF ETHICS	36
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	36
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	36
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	36

PART III
ITEM 17	FINANCIAL STATEMENTS	37
	MANAGEMENTS DISCUSSION AND ANALYSIS	54
ITEM 18	FINANCIAL STATEMENTS	59
ITEM 19	EXHIBITS	59

	SIGNATURES	59
	CERTIFICATIONS	60
	CERTIFICATIONS PURSUANT TO SECTION 906	63

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

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long Term Debt	$644,533		$644,533
Unsecured Vendor Loan Claims*	$644,533		$644,533

* Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

− Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2004, 2003 and 2002

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been none.

Item 15. Controls and Procedures

As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

− Auditor's Report for Sharpe Resources Corporation. for the year ended December 31, 2004, 2003, and 2002

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

Auditors' Report

To the Shareholders of

Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

\s\ Grant Thornton LLP

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

\s\ Grant Thornton LLP

Toronto, Canada Grant Thornton LLP

March 31, 2003 Chartered Accountants

Sharpe Resources Corporation

(continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars)

Consolidated Financial Statements

December 31, 2004 and 2003

March 1, 2005

Auditors' Report

To the Shareholders of

Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at Wednesday, December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Wednesday, December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

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
(Registrant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: September 23, 2005

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 23, 2005

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 23, 2005

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 23, 2005

\s\ Troy. Koerner
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