Form 20-F
SHARPE RESOURCES CORP
filed 2006-06-26
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: September 30, 2007
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

(Mark One)

____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
____	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________________ For the transition period from to
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
COMMON SHARES
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)
SEC 1852 (05-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
35,184,803 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
______Yes __X___No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.
__X__Yes ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___
Indicate by check mark which financial statement item the registrant has elected to follow.
___X___ Item 17 _____ Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
______Yes __X___No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	11
A.	History and development of the company	11
B.	Business overview	11
C.	Organizational structure	12
D.	Property, plants and equipment	12
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	17
D.	Trend information	17
E.	Off balance sheet arrangements	17
F.	Tabular disclosures of contractual obligations	17
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	18
C.	Board practices	21
D.	Employees	26
E.	Share ownership	27
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	27
A.	Major shareholders	27
B.	Related party transactions	27
C.	Interests of experts and counsel	28
ITEM 8	FINANCIAL INFORMATION	28
A.	Consolidated statements and other financial information	28
B.	Significant changes	28
ITEM 9	THE OFFER AND LISTING	29
A.	Offer and listing details	29
B.	Plan of distribution	30
C.	Markets	30
D.	Selling shareholders	31
E.	Dilution	31
F.	Expense of the issue	31
ITEM 10	ADDITIONAL INFORMATION	31
A.	Share capital	31
B.	Memorandum and articles of association	31
C.	Material contracts	31
D.	Exchange controls	31
E.	Taxation	33
F.	Dividends and paying agents	34
G.	Statements by experts	34
H.	Documents on display	34
I.	Subsidiary information	34
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	34
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	34

PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	34
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	35
ITEM 15	CONTROLS AND PROCEDURES	35
ITEM 16	[RESERVED]	35
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	35
ITEM 16B	CODE OF ETHICS	36
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	36
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	36
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	36

PART III
ITEM 17	FINANCIAL STATEMENTS	36
	MANAGEMENTS DISCUSSION AND ANALYSIS	56
ITEM 18	FINANCIAL STATEMENTS	61
ITEM 19	EXHIBITS	61

	SIGNATURES	61
	CERTIFICATIONS	62
	CERTIFICATIONS PURSUANT TO SECTION 906	65

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2005, 2004 2003, 2002, and 2001. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12 of the Consolidated Financial Statements included with this report.

Sharpe Resources Corporation

Consolidated Financial Statement Data

For the Years Ended December 31

(Expressed in US Currency)

	2005	2004	2003	2002	2001
Selected Operating Data
Oil & Gas Revenue	$17,644	$108,998	$159,527	$55,631	$1,338,505
Production Costs	$5,648	($202,395)	($253,638)	($237,800)	($294,757)
Expenses	$139,078	($101,512)	($119,264)	($79,511)	($1,550,942)
Gain on Settlement of Debt	$0	$0	$0	$149,681	$13,671
Gain on disposal of petroleum and natural gas properties	$416,320	$0	$189,727	$0	$0
Net Income (Loss) for the period	$289,238	($194,909)	($13,648)	($111,999)	($2,333,040)
Earnings (Loss) per share basic	$0.01	($0.01)	$0.00	$0.00	($0.07)
Earnings (Loss) per share diluted	$0.01	($0.01)	$0.00	$0.00	($0.07)
	2005	2004	2003	2002	2001
Selected Balance Sheet Data
Working Capital	$361,117	$75,724	$202,861	$142,003	$474,316
Total Assets	$439,242	$159,609	$209,531	$162,406	$569,978
Loan Claims	$587,369	($664,533)	($664,533)	($664,533)	($931,868)
Capital Stock	($10,999,986)	($10,999,986)	($10,921,861)	($10,921,861)	($10,921,861)
Deficit	($11,420,282)	($11,709,520	($11,514,611)	($11,500,963)	($11,388,864)

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the "Noon Buying Rate"). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

	Year Ended December 31,
	2001	2002	2003	2004	2005
High for the period	.6696	.8532	.7738	.8493	.8689
Low for the period	.6266	.7992	.6329	.7196	.7871
Average rate for the period(1)	.6446	.8308	.7186	.7716	.8253
Rate at end of period	.6279	.8358	.7738	.8308	.8577

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

Not Applicable

D. Risk factors.

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

Although the company reported income of $289,238 for the year ended December 31, 2005, it was the direct result of the sale of its West Thrifty Unit. The gain on the sale was $416,320.

The net loss for the year ended December 31, 2004 was $194,909 which is an increase of $181,261 a result of decreased production at the West Thrifty Unit.

In 2003, the Company had a loss of $13,648. The decrease from 2002 of $98,351 is primarily due to the sale of 32% of the Company's interest in the West Thrifty Unit.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2005, the Company had outstanding options to purchase an aggregate of 3,511,000 Common Shares. The exercise prices of the outstanding options range from Cdn $0.10 to Cdn $0.15. The expiration dates of the outstanding options range from May 4, 2005 to May 16, 2010. There were no warrants outstanding at December 31, 2005. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends

The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipelines sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

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

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Risk Inherent to Sharpe's Proposed Mining Activities

1. Sharpe is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.

2. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.

3. The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

Title to Properties

The validity of unpatented mining claims on public lands, which constitute most of the property holdings is often uncertain and may be contested and subject to title defects.

Conflict of Interest

Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

Dependence on Key Personnel

The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

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

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn $78,125 US).

In June, 2005, the company sold its remaining 62% revenue and working interests in the West Thrifty Unit located in Brown County, Texas.

B. Business overview.

In September 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. The Company had been a resource company engaged in oil and gas exploration, and production in the United States. This effort included the acquisition, exploration and development of oil and gas properties in the United States. However, in 2005, the Company sold its remaining oil and gas properties.

C. Organizational structure.

The Company has one wholly owned subsidiary, Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

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

West Thrifty – Brown County, Texas

The remaining producing property owned by the Company was its West Thrifty project. The Company had a 100% working interest in this property however, in 2003, the Company sold 32% of its interest and the purchaser took over operation of the property. In June, 2005, the Company sold its remaining revenue and working interests in this property.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net income for the year ending December 31, 2005 was $289,238, as compared to a net loss of $194,909 for the year ending December 31, 2004. This was the result of the company selling all of its remaining working and revenue interests in the West Thrifty Project in June, 2005. All costs relating to the West Thrifty property were previously written-off. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale. Inventory of $5,750 was included in this sale. An obligation for future site restoration and abandonment in the amount of $13,500 has been reversed in the current year as a result of the sale of the property, and has been included in the gain on disposition. The gain on the sale of the property was $416, 320. The sale price of $434,000 less settlement of payables of $17,260 resulted in net cash proceeds of $416,740 (see note 8 of the 2005 year end audited financial statements for more details).

Petroleum and natural gas revenue decreased from $108,998 in 2004 to $17,644 in 2005. Operating expenses have decreased from $202,395 in 2004 to $5,648 in 2005. Again this is due to the sale of the remaining operating properties. All other expenses increased from $101,512 in 2004 to $139,078 in 2005. Included in this increase was $15,484 in stock option compensation (see Note 4(d) and 4(e) of the 2005 annual audited financial statements for the details of this expense).

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation's interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation's properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The net loss for the year ended December 31, 2003 was $13,648 as compared to $111,999 for the year ended December 31, 2002. The decrease of $98,351 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation's interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $372,902 for the year ended December 31, 2003 as compared to $317,311 for the year ended December 31, 2002. The increase of $55,591 in the expenses of the Corporation for the year ended December 31, 2003 is attributable to, among other things, increased operating expenses on the Corporation's properties. In order to maintain the ongoing activities on the West Thrifty project the Corporation will need approximately $100,000 to maintain its share of the development program in 2004.

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

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Corporation's cash balance as at December 31, 2005 was $339,570 compared to $34,557 as at December 31, 2004. This is a direct result of the company selling its remaining working and revenue interests in the West Thrifty Project with net cash proceeds of the sale of $416,740. Total assets as at December 31, 2005 were $439,242. Total assets as at December 31, 2004 were $159,609 representing an increase for the year of $279,633. Current liabilities as at December 31, 2005 were $826,394 compared to $837,983 as at December 31, 2004. This decrease is the result of a decrease in Loan Claims from $664,533 at December 31, 2004 to $587,369 at December 31, 2005. There is also $21,547 which is Due from Related Party. These amounts were both advanced to and are advanced from Royal Standard Minerals Inc (RSM). RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the Company.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Corporation's cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

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

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The Corporation's cash balance as at December 31, 2003 was $62,231 compared to $73,518 as at December 31, 2002. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003. Current assets as at December 31, 2002 were $162,406. Total assets as at December 31, 2003 were $209,531 representing an increase from 2002 due to the sale of a 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $76,975 as at December 31, 2002. This increase is the result of a $25,500 loan from a related party.

The cash provided by operating activities was $159.527 for the year ended December 31, 2003 compared to cash provided by operations of $55,631 for the same period in 2002. The increase in cash provided by operating activities was primarily due to increased production in the West Thrifty project as well as higher oil prices. With increased production came increased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $317,311 in 2002. The fact that little change in the cash position of the Corporation during 2003 compared to the same period in 2002 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

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

Although the Company had a working capital deficiency of $1,748,455 at December 31, 2000, in April 2001, the Company sold its Gulf of Mexico gas properties for cash proceeds of $4,475,000 significantly lowering the Company's operating costs going forward. The proceeds were used to repay substantially all the debt with $1,000,000 in cash remaining in the company which is sufficient to cover all operating costs for the year 2001.

Sharpe's core business activities have consisted of the exploration for, and acquisition, development and production of, oil and natural gas in the United States. Sharpe is unable to influence or control the price it receives for its oil or natural gas production. These prices fluctuate unpredictably due to actual and perceived worldwide supply and demand factors. Sharpe endeavors to minimize costs incurred to explore for, and develop and produce, its reserves. Sharpe uses cash flow from operations, equity financings and debt financings as sources of capital to fund growth and operations. Management believes that the benefits expected from the developments and improvements made to the Company's producing oil and gas will be sufficient to permit the Company to continue operations. Nevertheless, Sharpe faces a continual liquidity risk since any one of these sources of capital may not be available at such times and in such amounts that it requires. See Item 3. D. - Risk Factors above.

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

Kimberly Koerner is the daughter of Roland Larsen and the wife of Troy Koerner.

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

Kimberly Koerner

Ms. Koerner is a consulting financial analyst from northern Virginia. Since graduating with a B. A. in Business Administration from the University of South Carolina – Columbia in 1991, she has been employed with NPES of Reston, Virginia and Sharpe Energy Company of Houston, Texas

Troy Koerner

Mr. Koerner has been an analyst with E-Trade Advisory Services Inc. since August, 2002. From November 2000 to April 2002, Mr. Koerner served as an Equity Analyst with Lehman Brothers Inc. Prior to joining Lehman Brothers, he was in the Global Credit department of JP Morgan Company, Inc.

B. Compensation.

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000, (the "Named Executive Officer").

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compensation (US$)
Roland M. Larsen President & CEO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000(1) Nil 431,000(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Options to acquire 300,000 Common Shares at an exercise price of $0.10 per share expiring May 16, 2010
(2) Options to acquire Common Shares at an exercise price of $0.10 per share expiring May 8, 2008.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2005.

Stock Option Plan

The Company maintains a stock option plan (the "Stock Option Plan") for directors, officers, consultants who provide ongoing services, and employees of the Company and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Company and benefit from its growth. The Stock Option Plan is a "rolling" plan under which up to 1-% of the issued and outstanding Common Shares of the Company from time to time, subject to adjustment in certain circumstances, may be issued. The number of common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Company.

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

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of December 31, 2005.

Holder	Date of Grant	Common shares Under Option (#)	Exercise Price ($/Share)	Expiration Date
Executive Officers as a group (1in total)	May 8, 2002 May 13, 2002 May 8, 2003 May 16, 2005	600,000 400,000 431,000 300,000	0.10 0.10 0.10 $0.10	May 8, 2007 May 13, 2007 May 8, 2008 May 16, 2010

Directors who are not also executive officers, as a group (2 in total)	May 13, 2002 May 8, 2003 May 16, 2006	600,000 1,000,000 180,000	0.10 0.10 $0.10	May 13, 2007 May 8, 2008 May 16, 2010
Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2005 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Stock Option Plan of the Corporation. During the year ended December 31, 2005, 480,000 stock options were granted to directors and officers of the Corporation.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Company during the twelve months ended December 31, 2005. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

The grant of stock options under the Company's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Company.

C. Board practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company's corporate governance arrangements:

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

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (three) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee.

Audit Committee

The charter of the Corporation's audit committee charter is as follows:

1. Establishment of Audit Committee: The board of directors of the Corporation hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
c) Monitor the independence and performance of the Corporation's external auditors;
d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2. Membership: The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be unrelated to the Company. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The entire board has been appointed to serve on the Audit Committee as follows:

Kimberly Koerner (Chair)
Roland M. Larsen
Troy Koerner

3. Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

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

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

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

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes:

  developing criteria governing the size and overall composition of the Board;
  conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
  recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
  recommending the compensation of directors
  ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

D. Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

E. Share ownership.
Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[1]
Roland M. Larsen	President, CEO & Director	7,036,960

Kimberley Koerner	Director	5,717,530

Troy Koerner	Director	4,837,910

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at May 1, 2006, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)

CDS & Co. (2) Toronto, Ontario	24,179,766 Common Shares	45.8%
Roland M. Larsen Richmond, Virginia	7,036,960	13.3%
Kimberly Koerner Brambleton, Virginia	5,717,530	10.8%
(1) Based on 52,777,203 Common Shares issued and outstanding as at May 1, 2006.
(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

1.

	2005	2004	2003
Due from related party*	$21,547	$21,547	$33,070
Due to related party*	$156,129	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

C. Interests of experts and counsel.
Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2005, 2004, 2003, 2002
  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2005 and 2004
  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2005, 2004, 2003
  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2005, 2004, 2003
  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company's articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2005, no series has been designated by the board of directors of the Company.

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

	High	Low	Volume
2001 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.28 $0.16 $0.11 $0.05	$0.11 $0.10 $0.05 $0.02	45,997 39,862 12,330 69,953
2002 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.14 $0.06 $0.05	$0.03 $0.04 $0.04 $0.05	40,018 29,602 1,812 0
2003 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.05 $0.05 $0.05	$0.05 $0.05 $0.05 $0.05	0 0 0 0
2004 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.07 $0.08 $0.06	$0.04 $0.04 $0.04 $0.03	1,695 3,186 7,129 9,270
2005 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.06 $0.09 $0.17	$0.04 $0.03 $0.03 $0.04	9,378 27,991 41,567 108,903
2006 January 2006 February 2006 March 2006 April 2006 May 2006	$0.16 $0.18 $0.18 $0.17 $0.18	$0.09 $0.10 $0.11 $0.11 $0.11	31,261 44,470 43,065 74,557 52,340
B. Plan of Distribution

Not Applicable

C. Markets

The Company was listed on the Vancouver Stock Exchange from 1980 until July 1995 when it was delisted at its own request in order to facilitate the quotation of its Common Shares on the Canadian Dealing Network. Trading in the Company's Common Shares commenced on the Canadian Dealing Network on July 10, 1995 under the symbol "SHGP" until January 1997 when it was delisted at its own request in order to facilitate the listing of its Common Shares on the Montreal Exchange. Trading in the Company's Common Shares commenced on the Montreal Exchange on January 20, 1997 and continued until October 2001 when they began trading on the TSX Venture Exchange (formerly the CDNX).

The Company's shares are listed on the OTC:BB under the symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

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

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

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

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At December 31, 2005, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of its financial instruments approximates the carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

The board of directors has determined that Director and Audit Committee Member, Ms. Kimberly Koerner has the necessary attributes for designation as the audit committee's financial expert and have designated her as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	2005	2004	2003
Audit Fees	$23,000	$23,000	$23,000
Audit Related Fees	$0	$0	$0
Tax Fees	$2,000	$2,000	$2,000
All Other Fees	$368	$0	$0

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;

  the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
  the remuneration of the auditors; and
  pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

  Auditor's Report for Sharpe Resources Corporation. for the year ended December 31, 2005, 2004, 2003, 2002
  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2004 and 2003
  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002
  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2004, 2003, 2002
  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

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
Chartered Accountants

Sharpe Resources Corporation
(Continued under the New Brunswick Business Corporation Act)
(Expressed in United States Dollars)
Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation
We have audited the consolidated balance sheets of Sharpe Resources Corporation, as at December 31, 2005 and
2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended  December 31, 2005 in accordance with Canadian generally accepted accounting principles.

     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the
Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

SHARPE RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in United States Dollars)
               December 31,
          2005      2004
Assets
Current assets
 Cash        $ 339,570   $ 34,557
 Trade and sundry receivables              -    19,620
 Due from related parties (Note 6)             21,547    21,547
 Inventory (Note 8)               -     5,760

          361,117    81,484
Option to acquire mineral property (Note 1)                    78,125    78,125
         $ 439,242   $ 159,609
Liabilities
Current Liabilities
 Accounts payable and accrued liabilities     $ 82,896   $ 96,935
 Due to related parties (Note 6)                   156,129    76,515
 Loan claims (Note 3)             587,369     -
          826,394    173,450
Loan claims (Note 3)        -    664,533
Future site restoration and abandonment obligation (Note 8)          -    13,500
          826,394    851,483

Capital Stock and Deficit
Share capital (Note 4(b))                      10,999,986     10,999,986
Contributed surplus (Note 4(d))                       33,144         17,660
Deficit                     (11,420,282)       (11,709,520)
                 (387,152)         (691,874)
                   $       439,242    $   159,609

Approved by the Board      "Roland M. Larsen"  Director        "Kimberly L. Koerner"  Director

SHARPE RESOURCES CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
          Years ended December 31,
        2005   2004   2003

Petroleum and natural gas revenue   $ 17,644      $ 108,998  $ 159,527
Operating and administrative expenses
 Operating      5,648   202,395   235,978
 General and administrative    95,487   72,891   75,235
 Depletion, depreciation and amortization  -   -   15,366
 Stock-option compensation (Note 4(d))   15,484   -   17,660
 Interest on advance     2,040   2,040   2,040
 Interest on loan claims     26,067   26,581   26,623
        144,726   303,907   372,902
Loss before the following:     (127,082)  (194,909)  (213,375)
Gain on disposal of petroleum and
 natural gas properties (Note 8)     416,320   -    189,727
Gain on disposal of capital asset       -   -   10,000
Net income (loss) before income taxes     289,238   (194,909)  (13,648)
Income taxes (Note 5)      -   -   -
Net income (loss)        289,238    (194,909)  (13,648)
DEFICIT, beginning of year      (11,709,520)     (11,514,611)         (11,500,963)
DEFICIT, end of year            $  (11,420,282)  $  (11,709,520)   $  (11,514,611)
Income (loss) per common share (Note 4(f))
 Basic      $ 0.01  $ (0.01)  $ -
 Diluted      $ 0.01  $ (0.01)  $ -

SHARPE RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
          Years ended December 31,
         2005  2004  2003
Increase (decrease) in cash
Cash flows from operating activities
     Net income (loss)         $ 289,238    $ (194,909)    $ (13,648)
Operating items not involving cash:
     Depreciation, depletion and amortization    -  -  15,366
     Stock-option compensation (Note 4(d))    15,484  -  17,660
     Gain on disposal of petroleum and natural gas properties       (416,320)  -       (189,727)
     Gain on disposal of capital asset      -  -        (10,000)
     Changes in non-cash working capital (Note 7)   (2,579)  123,808        (73,821)
Cash flows (used in) operating activities         (114,177)  (71,101)      (254,170)
Cash flows from financing activities
Repayment of loan claims            587,369  -         -
Advances to/from related parties     79,614  43,427  43,156
Cash flows used in financing activities           666,983  43,427  43,156
Cash flows from investing activities
Proceeds on disposal of oil and gas properties           416,740  -        189,727
Proceeds on disposal of capital assets     -  -  10,000

Cash flows from investing activities         416,740  -        199,727

Increase (decrease) in cash during the year        969,546        (27,674)        (11,287)
Cash, beginning of year            34,557  62,231  73,518
Cash, end of year         $  1,004,103 $ 34,557 $ 62,231

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
1. Nature of operations and going concern
Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary,
Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX
Venture Exchange and traded on the OTC Bulletin Board.
In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United
States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the
Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of
$1,313,900 in 2000. At December 31, 2005, 2004 and 2003 the Company still has outstanding debt under the
Chapter 11 Plan, the details of which are described in Note 3.
As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. Sharpe has purchased an option (the
“Option”) from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with
National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60%
working interest in the Project.
RSM and the Company are related parties under common management and have common directors.
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
The significant accounting policies are as follows:
A summary of the differences between accounting principles generally accepted in Canada ("Canadian
GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.
(a) Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy. All significant intercompany balances and transactions have been eliminated upon consolidation.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.
(c) Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests. Gains or losses from the sale of assets is recognized when sold.
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
When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.
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

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
(f) Mining interests
The Company is in the exploration stage and does not derive any income from its mining operations. It is the
Company's policy to defer expenditures related to the exploration and development of its mining properties
(including direct administrative expenditures, if any) until such time as they are brought into commercial production. The cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.
The recorded book value of mining properties is not intended to reflect their present or future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.
(g) Stock-based compensation
The Company has adopted the recognition of stock compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date for options granted after September 1, 2003. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively.
(h) Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.
(i) Foreign currency translation
The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.
Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into
United States funds at year end rates of exchange. Other assets, liabilities and share capital of the parent
Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.
3. Loan claims
      2005   2004   2003
Unsecured vendor loan claims  $ 587,369  $ 664,533  $ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption. The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
4. Share Capital
(a) Authorized
Unlimited common shares without par value
(b) Issued and outstanding
         Shares   Amount
Balance, December 31, 2002 and 2003    33,184,803  $ 10,921,861
Shares issued for mineral property (Note 1)    2,000,000       78,125
Balance, December 31, 2004 and 2005     35,184,803  $ 10,999,986

(c) Warrants
The following table sets out the warrant activity for each of the years ended December 31, 2005, 2004 and
2003 are as follows:
         Number of warrants Value of warrants
Balance, December 31, 2002 and 2003       500,000   $ -
Expired/cancelled                (500,000)    -
Balance, December 31, 2004 and 2005         -    $ -

Warrants to acquire 500,000 common shares of the Company at a price of CDN $1.00 per common share until
May 12, 2004 expired on May 12, 2004.
(d) Stock options
The Company grants stock options to its directors and officers for the purchase of common shares. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended
December 31, 2005, 2004 and 2003 are as follows:
         Number of   Weighted Average
         Stock Options  Exercise Price (CDN$)
Balance, December 31, 2002      2,039,000  $ 0.11
Options granted        1,431,000   0.10
Expired/cancelled       (220,000)   0.12
Balance, December 31, 2003 and 2004     3,250,000   0.10
Options granted          480,000    0.10
Expired/cancelled        (219,000)   0.15
Balance, December 31, 2005       3,511,000  $ 0.10

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
4. Share Capital (continued)
(d) Stock options (continued)
A summary of the stock options outstanding is as follows:
 Exercise price        Number of stock options
 per share    Black-Scholes   outstanding at December 31,
 (CDN$)  Expiry date  Value   2005  2004  2003

 $ 0.10  May 16, 2010 $ 15,484       480,000  -  -
  0.10  May 8, 2008   17,660     1,431,000  1,431,000 1,431,000
  0.10  May 13, 2007         -      1,000,000  1,000,000 1,000,000
  0.10  May 8, 2007       -        600,000    600,000   600,000
  0.15  May 4, 2005       -        -     219,000   219,000

      $ 33,144     3,511,000  3,250,000 3,250,000

On May 16, 2005 the Corporation issued 480,000 stock options to directors of the Corporation to purchase common shares at a price of CDN $0.10 per share until May 16, 2010. The fair value of these stock options was estimated at $15,484 using the Black-Scholes option pricing model using the assumptions disclosed below in Note 4(e).  As at December 31, 2005, the stock-options that expire on May 8, 2008 are fully vested and therefore were expensed in a prior period. The stock-options that were issued during the year are fully vested, accordingly $15,484 of stock-option expense has been reflected in the statement of operations and deficit with respect to these stock options.
(e) Contributed surplus adjustment and stock-option compensation
The fair value of the stock options were estimated using the Black-Scholes option pricing model based on the following assumptions:
        2005  2004  2003
 Risk-free interest rate     3.58%  N/A  4.5%
 Expected life of options     5 years  N/A  5 years
 Annualized volatility      242%  N/A  93%
 Dividend rate       0 %  N/A  0%
 Estimated value      $15,484  N/A  $17,660
There was no change in contributed surplus in 2004. During 2005, stock-option expense of $15,484 was credited to contributed surplus.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
4. Share Capital (continued)
(f) Basic and diluted income (loss) per share
The following table sets forth the computation of basic and diluted income (loss) per share:
         2005  2004  2003
Numerator:
 Income (loss) for the year    $ 289,238 $ (194,909)     $      (13,648)
 Numerator for basic and diluted earnings (loss)
  per share     $ 289,238 $ (194,909)     $      (13,648)
Denominator:
 Weighted average number of common shares       35,184,803       33,782,063    33,184,803
 Effect of dilutive securities:
      Stock options (i)           3,511,000  -   -
 Denominator for basic and diluted earnings
  (loss) per share         38,695,803       33,782,063    33,184,803
Basic earnings (loss) per share     $ 0.01  $ (0.01) $ 0.00
Diluted earnings (loss) per share    $ 0.01  $ (0.01) $ 0.00

(i) The stock options were not included in the computation of diluted earnings (loss) per share for 2003 and
2004 as their inclusion would be anti-dilutive.
(ii) Sharpe Energy's preferred stock (Note 3), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
5. Income taxes
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.
The following table reflects future income tax assets at December 31, 2005, 2004 and 2003.
        2005  2004  2003
Unclaimed non-capital losses    $ 819,386 $ 947,572 $ 1,034,486
Income tax value of capital assets over carrying value   21,894   19,620      18,676
Future site restoration costs not yet deductible  -  -      1,831
Unclaimed share issue costs      10,475  10,474      10,620
Excess petroleum tax basis over accounting value   71,867  68,725      65,523
        923,622    1,046,391  1,131,136
Valuation allowance              (923,622)  (1,046,391)        (1,131,136)
       $   - $ - $    -

The Company's actual income tax expense for each of the years ended is made up as follows:
        2005  2004   2003
Income (loss) before income taxes reflected in
consolidated statements of operations   $ 289,238 $ (194,909) $ (13,648)
Expected income tax expense (recovery)    104,473   (70,401)   (4,998)
Deductible share issue costs           (10,000)   (10,000)         (10,000)
Statutory rate difference - Canada/US (i)   -    (2,304)     (171)
(Utilization of tax pools against taxable income)
 taxable benefit not recognized    (94,473)   82,705   15,169
Income tax expense (recovery)    $ - $ -  $ -

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is
35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003
5. Income taxes (continued)
Non-capital losses and resource pools
The Company has resource pools of approximately US $199,500 (CDN $232,000) consisting of Canadian
Exploration Expenditures of US $133,900 (CDN $155,700) and Canadian Development Expenditures of US
$65,600 (CDN $76,300) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $2,274,100 (CDN $2,644,900) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;
2006 $ 338,200
2007  654,100
2008  890,100
2009  179,000
2010  150,200
2014  38,100
2015  24,400
 $ 2,274,100
6. Related party transactions not disclosed elsewhere
Transactions with related parties not disclosed elsewhere in these financial statements comprise:
      2005   2004   2003
Due from related party   $ 21,547  $ 21,547  $ 33,070
Due to related party    156,129   76,515   44,609
These amounts were both advanced to and are advanced from RSM. RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the
Company.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003

7. Supplemental cash flow information
        2005   2004  2003
Changes in non-cash working capital
Trade and sundry receivables    $ -  $        (1,288)   $ (16,664)
Notes receivable      -    89,228  (69,528)
Inventory       -       910          11,867
Accounts payable and accrued liabilities   (2,579)    34,958             504
       $ (2,579)         $ 123,808    $ (73,821)
Operating activities     $ (2,579)  $ 123,808    $ (73,821)

Interest paid (note 3)     $ 13,291  $ 24,474    $ 28,663

Income taxes paid     $ -  $ -    $ -

8. Sale of oil and gas property
During the year, the Corporation sold its remaining 62% interest in West Thrifty, an oil and gas property in
Brown County, Texas. All costs relating to the West Thrifty property were written-off in a prior year. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale.
Inventory of $5,760 was included in this sale.  An obligation for future site restoration and abandonment in the amount of $13,500 has been reversed in the current year as a result of the sale of the property, and has been included in the gain on disposition.
Sale price        $     434,000
Inventory included in sale of property       (5,760)
Site restoration         (9,920)
Commission         (15,500)
Reversal of future site restoration and abandonment obligation          13,500
Gain on sale of property      $       416,320

Sale price        $ 434,000
Settlement of payables                     (17,260)
Net cash proceeds from sale      $ 416,740

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003

9.  Financial instruments
Fair Value
At December 31, 2005 the Company's financial instruments consisted of cash, trade and sundry receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximate their carrying values due to their short term maturities. The characteristics of the loan claims are detailed in Note 3.
10.  Segment information
The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.
11.  Subsequent events
On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN
$0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN
$0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN
$237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.
The units are subject to a hold period which expires May 25, 2006.
12.  Differences between Canadian GAAP and U.S. GAAP
The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP.
These principles, as they pertain to the Company's consolidated financial statements, differ from US GAAP as follows:
Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write-down which is considered to be additional depletion, is required. Under
Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US
GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2005, 2004 and 2003.
Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.
Recent accounting pronouncements --
In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-
Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the
Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about he method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2005, 2004 and 2003

12.  Differences between Canadian GAAP and U.S. GAAP (continued)
In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN
46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to
FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.
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
In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement
Obligations" (FIN47), which clarifies FASB Statement No. 143 ("Accounting for Asset Retirement Obligations")
to define a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are FIN47 was required to be adopted for calendar 2005 enterprises. The adoption of this standard had no effect on the Company's financial statements.
In April 2005, the FASB Staff issued FASB Staff Position No. FAS 19-1, "Accounting for Suspended Well
Costs" (FSP FAS 19-1), which clarifies whether there are circumstances that would permit the continued
capitalization of exploratory oil and gas well costs beyond one year, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are under way or firmly planned for the near future. FSP FAS 19-1 is effective for the first reporting period beginning after April 4, 2005 and is not expected to have a significant impact on the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2005. The MD&A was prepared as of April 30, 2006 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

Net income for the year ending December 31, 2005 was $289,238, as compared to a net loss of $194,909 for the year ending December 31, 2004. This was the result of the company selling all of its remaining working and revenue interests in the West Thrifty Project in June, 2005. All costs relating to the West Thrifty property were previously written-off. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale. Inventory of $5,750 was included in this sale. An obligation for future site restoration and abandonment in the amount of $13,500 has been reversed in the current year as a result of the sale of the property, and has been included in the gain on disposition. The gain on the sale of the property was $416, 320. The sale price of $434,000 less settlement of payables of $17,260 resulted in net cash proceeds of $416,740 (see note 8 of the 2005 year end audited financial statements for more details).

Petroleum and natural gas revenue decreased from $108,998 in 2004 to $17,644 in 2005. Operating expenses have decreased from $202,395 in 2004 to $5,648 in 2005. Again this is due to the sale of the remaining operating properties. All other expenses increased from $101,512 in 2004 to $139,078 in 2005. Included in this increase was $15,484 in stock option compensation (see Note 4(d) and 4(e) of the 2005 annual audited financial statements for the details of this expense).

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation's cash balance as at December 31, 2005 was $339,570 compared to $34,557 as at December 31, 2004. This is a direct result of the company selling its remaining working and revenue interests in the West Thrifty Project with net cash proceeds of the sale of $416,740. Total assets as at December 31, 2005 were $439,242. Total assets as at December 31, 2004 were $159,609 representing an increase for the year of $279,633. Current liabilities as at December 31, 2005 were $826,394 compared to $837,983 as at December 31, 2004. This decrease is the result of a decrease in Loan Claims from $664,533 at December 31, 2004 to $587,369 at December 31, 2005. There is also $21,547 which is Due from Related Party. These amounts were both advanced to and are advanced from Royal Standard Minerals Inc (RSM). RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the Company.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2005. As at December 31, 2005 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. During the year 219,000 options expired and 480,000 options were granted (see note 4(d) of the 2005 annual audited financial statements for more details). There were no warrants outstanding at December 31, 2005.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2005	2004	2003
Selected Operating Data
Oil & Gas Revenue	$17,644	$108,998	$159,527
Production Costs	($5,648)	($202,395)	($235,978)
Expenses	($139,078)	($101,512)	($136,924)
Gain on disposal of asset	$416,320	$0	$189,727
Net Income (Loss) for the period	$289,238	($194,909)	($13,648)
Earnings (Loss) per share basic	$0.01	($0.01)	($0.00)
Earnings (Loss) per share diluted	$0.01	($0.01)	($0.00)

	2005	2004	2003
Selected Balance Sheet Data
Total Assets	$439,242	$159,609	$209,531
Long Term Debt	$0	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,999,986)	($10,921,861)
Deficit	($11,420,282)	($11,709,520)	($11,514,611)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ending December 30, 2005	3 Mos Ending September 30, 2005	3 Mos. Ending June 30, 2005	3 Mos. Ending March 31,2005	3 Mos Ending December 30, 2004	3 Mos Ending September 30, 2004	3 Mos. Ending June 30, 2004	3 Mos. Ending March 31, 2004
Revenue	$17,644	$0	$0	$0	$75,850	$0	$18,348	$14,800
Expenses	$13,954	($44,025)	($86,653)	($28,002)	($150,098)	($18,806)	($15,151)	($119,852)
Realized Gain on Sale of Asset	($18,388)	$0	$434,708	$0	$0	$0	$0	$0
Net Income (Loss)	$13,210	($44,025)	$348,055	($28,002)	($55,900)	($18,806)	($15,151)	($105,052)
Net Income (Loss) per Common share basic and diluted	$0.01	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

1.

	2005	2004	2003
Due from related party*	$21,547	$21,547	$33,070
Due to related party*	$156,129	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

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

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

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

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

\s\ Roland M. Larsen
Roland M. Larsen
President
Heathsville, VA

April 30, 2006

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registrant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: June 26, 2006

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
4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):
a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 26, 2006

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
4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
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
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 26, 2006

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
4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
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
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 26, 2006

\s\ Troy. Koerner
Troy Koerner
Director

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen
Roland M. Larsen
Chief Executive Officer

June 26, 2006

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner
Kimberly L. Koerner
Director

June 26, 2006

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner
Troy Koerner
Director

June 26, 2006