Form 20-F
SHARPE RESOURCES CORP
filed 2007-06-29
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
	UNITED STATES	Expires: September 30, 2007
	SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
	Washington, D.C. 20549	Hours per response: 2631.00
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

X__

ACT OF 1934 For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________________ For the transition period from to

Commission file number 29606

SHARPE RESOURCES CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English) CANADA

(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 43,981,003 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

______Yes __X___No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	11
A.	History and development of the company	11
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	12
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	17
D.	Trend information	17
E.	Off balance sheet arrangements	17
F.	Tabular disclosures of contractual obligations	17
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	19
C.	Board practices	21
D.	Employees	27
E.	Share ownership	27
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	27
A.	Major shareholders	27
B.	Related party transactions	28
C.	Interests of experts and counsel	28
ITEM 8	FINANCIAL INFORMATION	28
A.	Consolidated statements and other financial information	28
B.	Significant changes	29
ITEM 9	THE OFFER AND LISTING	29
A.	Offer and listing details	29
B.	Plan of distribution	30
C.	Markets	30
D.	Selling shareholders	31
E.	Dilution	31
F.	Expense of the issue	31
ITEM 10	ADDITIONAL INFORMATION	31
A.	Share capital	31
B.	Memorandum and articles of association	31
C.	Material contracts	31
D.	Exchange controls	31
E.	Taxation	33
F.	Dividends and paying agents	34
G.	Statements by experts	34
H.	Documents on display	34
I.	Subsidiary information	34
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	34
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	34

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2006, 2005, 2004 2003, and 2002. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10 of the Consolidated Financial Statements included with this report.

Sharpe Resources Corporation Consolidated Financial Statement Data For the Years Ended December 31 (Expressed in US Currency)

2006		2005	2004	2003	2002
Selected Operating Data
Oil & Gas Revenue	$6,928	$17,644	$108,998	$159,527	$55,631
Production Costs	32,544	$5,648	($202,395)	($253,638)	($237,800)
Expenses	254,968	$139,078	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	0	$0	$0	$0	$149,681
Gain on disposal of petroleum
and natural gas properties	0	$416,320	$0	$189,727	$0
Net Income (Loss) for the period	(344,752)	$289,238	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	$0.01	($0.01)	$0.00	$0.00
Earnings (Loss) per share diluted	($0.01)	$0.01	($0.01)	$0.00	$0.00

2006 2005 2004 2003 2002 Selected Balance Sheet Data Working Capital $204,866 $339,570 $75,724 $202,861 $142,003 Total Assets 454,866 $417,695 $159,609 $209,531 $162,406 Loan Claims 563,818 $587,369 ($664,533) ($664,533) ($664,533) Capital Stock (11,174,108) ($10,999,986) ($10,999,986) ($10,921,861) ($10,921,861) Deficit (11,765,034) ($11,420,282) ($11,709,520 ($11,514,611) ($11,500,963)

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the “Noon Buying Rate”). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

Year Ended December 31,
2002		2003	2004	2005	2006
High for the period	.8532	.7738	.8493	.8689	.9148
Low for the period	.7992	.6329	.7196	.7871	.8475

)

Average rate for the period(1.8308 .7186 .7716 .8253 .8821

Rate at end of period .8358 .7738 .8308 .8577 .8581

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

Not Applicable

D. Risk factors.

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2006 was $344,752 as compared to net income of $289,238 for 2005. The difference of $633,990 is the result of the gain on the sale of the West Thrifty Unit in 2005 of $416,320 and a one time management fee of $154,000 paid to a current director and officer for the Corporation in 2006. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Although the company reported income of $289,238 for the year ended December 31, 2005, it was the direct result of the sale of its West Thrifty Unit. The gain on the sale was $416,320.

The net loss for the year ended December 31, 2004 was $194,909 which is an increase of $181,261 a result of decreased production at the West Thrifty Unit.

In 2003, the Company had a loss of $13,648. The decrease from 2002 of $98,351 is primarily due to the sale of 32% of the Company’s interest in the West Thrifty Unit.

The Company had a loss of $111,999 for the year ended 2002 due primarily to additional royalties that needed to be paid as the result of an audit by the Texas General Land Office for the years 1998-2000 in the amount of $88,436.

The Company has accumulated losses of US $11,765,034 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2006, the Company had outstanding options to purchase an aggregate of 3,511,000 Common Shares. The exercise prices of the outstanding options range from Cdn $0.10 to Cdn $0.15. The expiration dates of the outstanding options range from May 8, 2007 to May 16, 2010. At December 31, 2006 the Company had 8,796,200 warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends

The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company’s oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company’s cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company’s properties.

The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636B (“Order 636”), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipelines sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC’s purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant uncertainty remains, Order 636 may ultimately enhance the Company’s ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

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

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company’s lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Risk Inherent to Sharpe’s Proposed Mining Activities

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
  There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company’s current exploration and development programs will result in any commercial mining operations.
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

Dependence on Key Personnel

The Company’s success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Item 4. Information on the Company

A. History and development of the company.

Sharpe Resources Corporation (the "Company" or “Sharpe”) was incorporated under the Business Corporations Act (Ontario) on April 10, 1980 under the name "Sharpe Energy & Resources Limited". By Articles of Amendment dated November 2, 1984, the Company amended its authorized capital to consist of an unlimited number of common shares and removed restrictions on the issue, transfer or ownership of such shares. By Articles of Amendment dated July 29, 1996, the Company changed its name to Sharpe Resources Corporation.

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

As of May 15, 2006, the Corporation changed its focus away from the Texas oil and gas business to exploration and development for mineral resources and oil and gas in the western US and a focus on coal bed methane and shale gas projects in the northeastern US.

B. Business overview.

In May 2006, the Corporation changed its focus away from Texas based oil and gas business to mineral exploration and development in the western US and coal bed methane and shale gas projects in the northeastern US. . The Company had been a resource company engaged in oil and gas exploration, and production in the United States since the early 1990’s. This effort included the acquisition, exploration and development of oil and gas properties in the United States. However, in 2005, the Company sold its remaining oil and gas properties.

C. Organizational structure.

The Company has one wholly owned subsidiary, Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

The terms "Sharpe" or the “Company”, as used in this registration statement on Form 20-F, refers to Sharpe or the Company and its wholly owned subsidiaries collectively.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The net loss for the year ending December 31, 2006 was $344,752 as compared to net income of $289,238 for 2005. The difference of $633,990 is the result of the gain on the sale of the West Thrifty Unit in 2005 of $416,320 and a one time management fee of $154,000 paid to a current director and officer for the Corporation in 2006. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. Revenue increased from $17,644 in 2005 to $20,885 in 2006 of which $13,370 was from remaining small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2006 were $106,722 compared to $101,135 for the year 2005. The Corporation decided to pull out from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Corporation purchased this option from Royal Standard Minerals Inc. (“RSM”) to acquire a 60% interest in RSM’s gold project located in Lyon County Nevada on September 15, 2004 in consideration for which the Corporation issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

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

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation’s properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The net loss for the year ended December 31, 2003 was $13,648 as compared to $111,999 for the year ended December 31, 2002. The decrease of $98,351 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation’s interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $372,902 for the year ended December 31, 2003 as compared to $317,311 for the year ended December 31, 2002. The increase of $55,591 in the expenses of the Corporation for the year ended December 31, 2003 is attributable to, among other things, increased operating expenses on the Corporation’s properties. In order to maintain the ongoing activities on the West Thrifty project the Corporation will need approximately $100,000 to maintain its share of the development program in 2004.

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

B. Liquidity and capital resources.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The Corporation’s cash balance at December 31, 2006 was $204,866 compared to $339,570 at December 31, 2005. Total assets at December 31, 2006 were $454,866 compared to $417,695 at December 31, 2005. On January 24, 2006 the Corporation completed a private placement of 8,796,200 units of the Corporation at CDN $0.05 per unit for gross proceeds of CDN $439,810 (US $378,530). Each unit consists of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Corporation. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497 (US $204,408). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006.

There was little change in current liabilities at December 31, 2006 which were $808,240 compared to $804,847 at December 31, 2005.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The Corporation’s cash balance as at December 31, 2005 was $339,570 compared to $34,557 as at December 31, 2004. This is a direct result of the company selling its remaining working and revenue interests in the West Thrifty Project with net cash proceeds of the sale of $416,740. Total assets as at December 31, 2005 were $439,242. Total assets as at December 31, 2004 were $159,609 representing an increase for the year of $279,633. Current liabilities as at December 31, 2005 were $826,394 compared to $837,983 as at December 31, 2004. This decrease is the result of a decrease in Loan Claims from $664,533 at December 31, 2004 to $587,369 at December 31, 2005. There is also $21,547 which is Due from Related Party. These amounts were both advanced to and are advanced from Royal Standard Minerals Inc (RSM). RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the Company.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Corporation’s cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-

0.12 per share and expiration dates ranging from May 2005 to May 2008.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The Corporation’s cash balance as at December 31, 2003 was $62,231 compared to $73,518 as at December 31, 2002. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003. Current assets as at December 31, 2002 were $162,406. Total assets as at December 31, 2003 were $209,531 representing an increase from 2002 due to the sale of a 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $76,975 as at December 31, 2002. This increase is the result of a $25,500 loan from a related party.

The cash provided by operating activities was $159.527 for the year ended December 31, 2003 compared to cash provided by operations of $55,631 for the same period in 2002. The increase in cash provided by operating activities was primarily due to increased production in the West Thrifty project as well as higher oil prices. With increased production came increased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $317,311 in 2002. The fact that little change in the cash position of the Corporation during 2003 compared to the same period in 2002 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

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

Although the Company had a working capital deficiency of $1,748,455 at December 31, 2000, in April 2001, the Company sold its Gulf of Mexico gas properties for cash proceeds of $4,475,000 significantly lowering the Company’s operating costs going forward. The proceeds were used to repay substantially all the debt with $1,000,000 in cash remaining in the company which is sufficient to cover all operating costs for the year 2001.

Sharpe's core business activities have consisted of the exploration for, and acquisition, development and production of, oil and natural gas in the United States. Sharpe is unable to influence or control the price it receives for its oil or natural gas production. These prices fluctuate unpredictably due to actual and perceived worldwide supply and demand factors. Sharpe endeavors to minimize costs incurred to explore for, and develop and produce, its reserves. Sharpe uses cash flow from operations, equity financings and debt financings as sources of capital to fund growth and operations. Management believes that the benefits expected from the developments and improvements made to the Company’s producing oil and gas will be sufficient to permit the Company to continue operations. Nevertheless, Sharpe faces a continual liquidity risk since any one of these sources of capital may not be available at such times and in such amounts that it requires. See Item 3. D. - Risk Factors above.

C. Research and development, patents and licenses, etc.

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Unsecured Debt*	$563,818	$563,818

*
Refer to Note 3 of the 2006 annual audited financial statements.
G.
Safe Harbor

Not applicable

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME	OFFICE HELD	SINCE
Roland M. Larsen	President, Chief Executive	1993
Richmond,Virginia	Officer and Director
Kimberley Koerner	Treasurer and Director	2002
Brambleton, Virginia
Troy Koerner	Director	2002
Brambleton, Virginia
James C. Dunlop	Director	2006
Toronto, Ontario

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

James C. Dunlop

From October 1994 to the present, Mr. Dunlop has been serving as the Managing Director of Canada Trust Investment Group Inc., a subsidiary of Canada Trust. He also serves as a director of Royal Standard Minerals Inc. From October 1986 to October 1994, he served as the Senior Vice President of CIBC-Investment Management Corp. Since graduating with a B.A. from University of Western Ontario in 1972, Mr. Dunlop has worked at increasingly senior positions within the Canadian investment community. Sharpe benefits from Mr. Dunlop’s counsel on economic and commodity matters and from his contacts in the investment community.

B. Compensation.

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation’s three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000, (the “Named Executive Officer”).

			Annual Compensation		Long Term Compensation
Restricted
					Securities	Shares or		All Other
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Under Options/SARs Granted (#)	Restricted Share Units (US$)	LTIP Payouts (US$)	Compensation (US$)
Roland M. Larsen President & CEO	2006 2005 2004	Nil Nil Nil Nil Nil Nil $154,000 Nil Nil			Nil 300,000(1) Nil Nil Nil Nil Nil Nil Nil			Nil Nil Nil

Notes:

(1) Options to acquire 300,000 Common Shares at an exercise price of $0.10 per share expiring May 16, 2010

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2006.

Stock Option Plan The Company maintains a stock option plan (the "Stock Option Plan") for directors, officers, consultants who provide ongoing services, and employees of the Company and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Company and benefit from its growth. The Stock Option Plan is a “rolling” plan under which up to 10% of the issued and outstanding Common Shares of the Company from time to time, subject to adjustment in certain circumstances, may be issued. The number of common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Company.

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

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of December 31, 2006.

		Common shares
		Under Option	Exercise Price
Holder	Date of Grant	(#)	($/Share)	Expiration Date
Executive	May 8, 2002	600,000	0.10	May 8, 2007
Officers as a	May 13, 2002	400,000	0.10	May 13, 2007
group (1in total)	May 8, 2003	431,000	0.10	May 8, 2008
	May 16, 2005	300,000	$0.10	May 16, 2010

Directors who	May 13, 2002	600,000	0.10	May 13, 2007
are not also	May 8, 2003	1,000,000	0.10	May 8, 2008
executive	May 16, 2006	180,000	$0.10	May 16, 2010
officers, as a
group (2 in total)

Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2006 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Stock Option Plan of the Corporation. During the year ended December 31, 2006, no stock options were granted to directors and officers of the Corporation.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Company during the twelve months ended December 31, 2006. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

The grant of stock options under the Company’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Company.

C. Board practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company’s principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company’s Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company

(i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company’s policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company’s corporate governance arrangements:

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

Audit Committee

The charter of the Corporation’s audit committee charter is as follows:

1. Establishment of Audit Committee: The board of directors of the Corporation hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; b) Monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance; c) Monitor the independence and performance of the Corporation’s external auditors; d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

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
    Kimberly Koerner (Chair) Roland M. Larsen Troy Koerner
  Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the “auditors”) and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof; b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof; c) Review the MD&A and press releases containing financial results of the Corporation; d) Review all prospectuses, material change reports and annual information forms; e) Review the audit plans and the independence of the auditors; f) Meet with the auditors independently of management; g) In consultation with senior management, review annually and recommend for approval by the board of directors:

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

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures; k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews; l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting; m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and, n) Establish procedures for:

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

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

  developing criteria governing the size and overall composition of the Board;
  conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
  recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
  recommending the compensation of directors
  ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

D. Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen Richmond, Virginia	President, CEO & Director	5,277,720

Kimberley Koerner Brambleton, Virginia	Treasurer & Director	3,518,480

Troy Koerner Brambleton, Virginia	Director	2,638,860

James C. Dunlop Toronto, Ontario	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at May 11, 2007, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)

CDS & Co. (2) Toronto, Ontario	24,174,766 Common Shares	51.85%
Roland M. Larsen Richmond, Virginia	5,277,720	11.3%
(1)
Based on 46,619,863 Common Shares issued and outstanding as at May 11, 2007.
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

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

1.

2006 2005 2004

Due from related party1 $250,000 $0 $0

Due to related party Roland M. Larsen2 $25,400 $25,500 $25,500 Royal Standard Minerals Inc.3 108,813 109,082 29,468

  Standard Energy Company is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.
  This loan is payable to an officer and director of the Company. It is unsecured, non-interest bearing and no date is set for its repayment.
  Royal Standard Minerals is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date is set for its repayment.

Management fees of $154,000 were paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount(the amount of consideration established and agreed to by the related parties which approximates the arm’s length equivalent value.)

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

&minus; Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2006, 2005, 2004, 2003, 2002, 2001 &minus; Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2006 and 2005 &minus; Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2006, 2005, 2004 &minus; Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2006, 2005, 2004 &minus; Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #10 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company’s articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2005, no series has been designated by the board of directors of the Company.

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

	High	Low	Volume
2001 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.28 $0.16 $0.11 $0.05	$0.11 $0.10 $0.05 $0.02	45,997 39,862 12,330 69,953
2002 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.14 $0.06 $0.05	$0.03 $0.04 $0.04 $0.05	40,018 29,602 1,812 0
2003 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.05 $0.05 $0.05	$0.05 $0.05 $0.05 $0.05	0 0 0 0
2004 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.07 $0.08 $0.06	$0.04 $0.04 $0.04 $0.03	1,695 3,186 7,129 9,270
2005 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.06 $0.09 $0.17	$0.04 $0.03 $0.03 $0.04	9,378 27,991 41,567 108,903
2006 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.18 $0.18 $0.17 $0.10	$0.09 $0.10 $0.08 $0.05	39,533 51,333 17,900 19,500
2007 January 2007 February 2007 March 2007 April 2007 May 2007	$0.12 $0.11 $0.08 $0.07 $0.07	$0.07 $0.07 $0.05 $0.06 $0.06	20,900 22,500 45,300 18,900 17,700

B. Plan of Distribution

Not Applicable

C. Markets

The Company was listed on the Vancouver Stock Exchange from 1980 until July 1995 when it was delisted at its own request in order to facilitate the quotation of its Common Shares on the Canadian Dealing Network. Trading in the Company’s Common Shares commenced on the Canadian Dealing Network on July 10, 1995 under the symbol “SHGP” until January 1997 when it was delisted at its own request in order to facilitate the listing of its Common Shares on the Montreal Exchange. Trading in the Company’s Common Shares commenced on the Montreal Exchange on January 20, 1997 and continued until October 2001 when they began trading on the TSX Venture Exchange (formerly the CDNX).

The Company’s shares are listed on the OTC:BB under the symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

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

The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. “Non-Canadian” generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a “WTO Investor” (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada’s cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of “net benefit to Canada,” or

(b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of “net benefit to Canada.” If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of “net benefit to Canada.”

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of “net benefit to Canada,” the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of “net benefit to Canada.” In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow or similar restrictions.

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

Dividends paid to U.S. residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For U.S. corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the “Treaty”). For all other U.S. shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute “taxable Canadian property”, provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display.

Company documents can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. They can also be obtained by writing to this address.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At December 31, 2006, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and accruals and advances from related parties. The Company estimates that the fair value of its financial instruments approximates the carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Item 16. [Reserved] Item 16A. Audit committee financial expert.

The board of directors has determined that Director and Audit Committee Member, Ms. Kimberly Koerner has the necessary attributes for designation as the audit committee’s financial expert and have designated her as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services. 2006 2005 2004

Audit Fees $25,000 Audit Related Fees $0 Tax Fees $2,000 All Other Fees $400

$23,000 $23,000 $0 $0 $2,000 $2,000 $360 $0

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

Since the commencement of the Corporation’s most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

&minus; Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2006, 2005, 2004, 2003, 2002, 2001 &minus; Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2006 and 2005 &minus; Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2006, 2005, 2004

&minus; Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2006, 2005, 2004 &minus; Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #10 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

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

\s\ Grant Thornton LLP

Toronto, Canada Grant Thornton LLP

March 31, 2003 Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

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

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP Chartered Accountants

OMB APPROVAL
OMB Number:              3235-0116
Expires:           September 30, 2007
Estimated average burden
Hours per response:                6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934
For the month of May, 2007
Commission File Number 29606
SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)
Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F
Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulations
S-T Rule 101(b)(1):  ________
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):  ________
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which
the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby
furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes  X   No
If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b):
82- 4009.
SIGNATURES
     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused
this report to be signed on its behalf by the undersigned,
thereunto duly authorized.
Royal Standard Minerals Inc.
(Registrant)
Date: May 1, 2007
By
\S\ Roland M. Larsen
President & CEO
SEC1815 (05-06)

     Sharpe Resources Corporation
     (Continued under the New Brunswick Business Corporation Act)
     (An Exploration Stage Company)
     (Expressed in United States Dollars)
     Consolidated Financial Statements
     Years ended December 31, 2006, 2005 and 2004

Sharpe Resources Corporation
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

INDEX
                                                  Page
Auditor's Report of Independent Registered Public Accounting Firm
  1
Consolidated Balance Sheets                                  2
Consolidated Statements of Operations and Deficit                 3
Consolidated Statements of Cash Flows                        4
Notes to the Financial Statements                           5-17

February 16, 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Sharpe Resources Corporation
We have audited the consolidated balance sheets of Sharpe Resources
Corporation (An Exploration Stage Company) as at December 31, 2006
and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended
December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the
results of its operations and its cash flows for each of the years in the three-year period ended  December 31, 2006 in accordance with
Canadian generally accepted accounting principles.
  Toronto, Canada                  McCarney Greenwood LLP
                              Chartered Accountants
                              Licensed Public Accountants
Comments by Auditors on United States of America-Canada Reporting
Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion
paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February
16, 2007 is expressed in accordance with Canadian reporting
standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.
  Toronto, Canada                  McCarney Greenwood LLP
                              Chartered Accountants
                              Licensed Public Accountants
                         1
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)
                                               December 31,
                                   2006      2005
Assets
Current assets
  Cash and cash equivalent (Note 9)               $204,866
$339,570
  Due from related party (Note 6)            250,000          -

                                   454,866        339,570
Option to acquire mineral property (Note 1)              -
78,125
                                   $454,866       $417,695
Liabilities
Current Liabilities
Accounts payable and accrued liabilities          $110,209
$82,896
Due to related parties (Note 6)              134,213        134,582
Loan claims (Note 3)                         563,818        587,369
                                   808,240        804,847

Capital Stock and Deficit
Share capital (Note 4(b))                    11,174,108
10,999,986
Warrants (Note 4(c))                         204,408               -
Contributed surplus (Note4(d))               33,144              33,144
Deficit                            (11,765,034)        (11,420,282)
                                   (353,374)      (387,152)
                                   $454,866       $417,695
The notes to the consolidated financial statements are an integral part of these statements.

Approved by the Board                           Director
                           Director
                         2
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
                         Cumulative from start
                         of the exploration stage            Years
ended December 31,
                         (January 1, 2002)        2006
2005        2004
Revenue
Petroleum and natural gas revenue          $328,548    $6,928

                                                                      $
                                                                      -

                                                                      106,462
Royalty income                   19,618 6,442          13,176

                                                                      -
Interest income                       11,280 5,028          4,468
     1,784
Other income                          3,239  2,487           -
                                                             752
                              362,685   20,885         17,644
                                                          108,998
Operating and administrative expenses
Operating                        714,365     32,544         5,648
        202,395
General and administrative                 418,443     74,178
 95,487   7    2,891
Depletion, depreciation and amortization          35,353         -

                                                                 -

                                                                    -
Stock-option compensation (Note 4(d))        33,144          -
                                                            15,484

                                                                   -
Interest on advance                   7,445          3,365    2,040
     2,040
Interest on loan claims               63,608 23,425         26,067

26,581
Management fees (Note 6)              154,000     154,000
  -          -
                                 1,426,358     287,512  144,726
303,907
Loss before the following:                 (1,063,673)   (266,627)
 (127,082)  (194,909)
Write-off of an option to acquire mineral
      property (Note 1)                    (78,125)    (78,125)
       -          -
Gain on disposal of petroleum and
     natural gas properties                60,6047        -
416,320           -
Gain on disposal of capital asset          10,000    -             -
                   -
Gain on settlement of debt                 149,681        -
   -                   -
Net (loss) income before income taxes      (376,070)   (344,752)
289,238    (194,909)
Income taxes (Note 5)                                 -

                                                                      -

                                                                      -
Net (loss) income                     (376,070)     (344,752)
289,238    (194,909)
DEFICIT, beginning of year                 (11,388,964) (11,420,282)
(11,709,520) (11,514,611)
DEFICIT, end of year               $(11,765,034)  $(11,765,034)
$(11,420,282) $(11,709,520)
(Loss) income per common share (Note 4(f))
     Basic                              $(0.01)            $0.01
                                              $(0.01)
     Diluted                       $(0.01)            $0.01
 $(0.01)
The notes to the consolidated financial statements are an integral part of these statements.
3
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
                         Cumulative from start
                         of the exploration stage      Years ended
December 31,
                         (January 1, 2002)     2006          2005

                                                             2004
Increase (decrease) in cash
Cash flows from operating activities
     Net (loss) income                     $(376,070)   $(344,752)
                                         $289,238  $(194,909)
Operating items not involving cash:
     Depreciation, depletion and amortization              35,353
     -              -           -
     Stock-option compensation (Note 4(d))            33,144
  -  15,484                -
     Gain on disposal of petroleum
       and natural gas properties            (606,047)       -
(416,320)       -
     Gain on disposal of capital asset              (10,000)
  -        -         -
     Gain on settlement of debt              (149,681)       -
        -            -
     Changes in non-cash working capital (Note 8) 273,625     27,313
       (2,579)        123,808
Cash flows (used in) operating activities            (799,676)
(317,439)     (114,177)    (71,101)
Cash flows from financing activities
Repayment of long term debt             (117,654)            -   -
      -
Repayment of loan claims           (100,715) (23,551)  (77,164)   -
Advances to/from related parties        (148,307) (250,369) 79,614
     43,427
Common shares and warrants issued       378,530   378,530   -

                                                                      -

Cash flows provided by financing activities  11,854          104,610

                                                             2,450
                                                                 43,427
Cash flows from investing activities
Additions to petroleum and natural gas properties (31,404)   -    -
       -
Proceeds on disposal of petroleum
    and oil and gas properties               606,467    -    416,740
       -
Proceeds on disposal of capital assets  10,000               -
   -        -
Write-off of an option to acquire
    mineral property (Note 1)                   78,125  78,125
  -             -

Cash flows provided (used in) by investing activities   663,188
78,125      416,740        -

(Decrease) Increase in cash and cash equivalents
during the year                         (124,634)      (134,704)
305,013     (27,674)
Cash and cash equivalents, beginning of year 329,500   339,570
34,557       62,231
Cash and cash equivalents, end of year (Note 9)   $204,866
$204,866   $339,570 $34,557

The notes to the consolidated financial statements are an integral part of these statements.
                                        4
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
1.  Nature of operations and going concern
Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of minerals resources in the
United States of America. Currently the Company has mineral and oil
& gas royalty interests in Texas through its wholly-owned
subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGPF and in
Canada under the symbol SHO.H on the NEX exchange.
In August 1999, Sharpe Energy sought voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code and on March
27, 2000, Sharpe Energy's second plan of reorganization ("the
Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000.  At December 31,
2006, 2005 and 2004 the Company still has outstanding debt under the
Chapter 11 Plan, the details of which are described in Note 4.
The Company decided to withdraw from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Company purchased this option from Royal
Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), on
September 15, 2004, in consideration for which the Company issued
2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US
$78,125).
RSM and the Company are related parties under common management and have common directors.

The Company is considered in the exploration stage as of January 1,
2002 for the following reasons:
     (i)   The Company started disposing of its interests in
petroleum and natural gas properties at the beginning of 2002.  The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;
     (ii)  The Company has not earned significant revenue from
petroleum and natural gas interests since that date; and
     (iii) The Company changed the focus of it business and started looking for mineral properties and at present is exploring various options to invest in this industry.
These financial statements have been prepared on the basis that the
Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations.  The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties.  These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
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
                                        5
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
2.   Summary of significant accounting policies (Continued)
(a) Consolidation
These consolidated financial statements include the accounts of the
Company and its wholly-owned subsidiary Sharpe Energy Company. All significant intercompany balances and transactions have been eliminated upon consolidation.
(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.
(c) Cash and cash equivalents
Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.
(d) Revenue recognition
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
                                        6
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
2.   Summary of significant accounting policies (Continued)
Future site restoration and abandonment costs
     The Company records the fair value of an asset retirement
obligation as a liability in the period in which it   incurs a legal
obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the
long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
(f) Mineral property
The Company is in the exploration stage and does not derive any income from its mineral property. It is the Company's policy to defer expenditures related to the exploration and development of its mineral property (including direct administrative expenditures, if any) until such time as they are brought into commercial production.
The cost of acquiring the mineral property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.
The recorded book value of mineral property is not intended to reflect their present or future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.
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
                                        7
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

3.   Loan claims
                                   2006                   2005
           2004
     Unsecured vendor loan claims   $563,818
$587,369        $664,533
Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of
Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the
Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.
The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.
4.   Share Capital
(a) Authorized
Unlimited common shares without par value

(b) Issued and outstanding
                                   Shares              Amount
Balance, December 31, 2002, 2003 and 2004    33,184,803
                                                                 $10,921,861
Shares issued for mineral property (Note 1)         2,000,000

                                                                      78,125
Balance, December 31, 2005              35,184,803          $10,999,986
Private placement                         8,796,200
378,530
Warrant valuation                             -             (204,408)
Balance, December 31, 2006                   43,981,003
$11,174,108
On January 24, 2006, the Company completed a private placement of
8,796,200 units at CDN $0.05 per unit for gross proceeds of US
$378,530 (CDN $439,810). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at a price of CDN $0.10 per share. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be US $204,408 (CDN
$237,497). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.
(c) Warrants
The following table sets out the warrant activity for each of the years ended December 31, 2006, 2005 and 2004 are as follows:
                              Number of warrants         Value of
warrants
Balance, December 31, 2003, 2004 and 2005      -
    $ -
Issued ( Note 4(b) )                    8,796,200
    204,408
Balance, December 31, 2006              8,796,200
   $204,408

                                        8
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
4.   Share Capital (Continued)
(d) Stock options
The Company grants stock options to its directors and officers for the purchase of common shares. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2006, 2005 and 2004 are as follows:

                              Number of           Weighted Average
                              Stock Options       Exercise Price (CDN$)
Balance, December 31, 2003 and 2004     3,250,000           $0.10
Options granted                       480,000                 0.10
Expired/cancelled                    (219,000)                0.15
Balance, December 31, 2005 and 2006     3,511,000           $0.10
A summary of the stock options outstanding is as follows:
Exercise price                               Number of stock options
per share           Black-Scholes        outstanding at December 31,
(CDN$)    Expiry date    Value               2006      2005      2004
$0.10          May 16, 2010   $15,484        480,000   480,000     -
0.10      May 8, 2008    17,660              1,431,000 1,431,000
                                             1,431,000
0.10      May 13, 2007        -         1,000,000 1,000,000 1,000,000
0.10      May 8, 2007         -         600,000   600,000   600,000
0.15      May 4, 2005         -      -          -      219,000
                    $33,144        3,511,000       3,511,000
3,250,000

During the year, the Company did not issue any stock options to directors of the Company.
(e) Contributed surplus adjustment and stock-option compensation
The fair value of the stock options were estimated using the
Black-Scholes option pricing model based on the following assumptions:
                              2006      2005      2004
     Risk-free interest rate       N/A       3.58%          N/A
     Expected life of options           N/A       5 years   N/A
     Annualized volatility              N/A       242%      N/A
     Dividend rate                 N/A       0 %       N/A
     Estimated value               N/A       $15,484   N/A
During 2005, stock-option expense of $15,484 was credited to contributed surplus. There is no change in contributed surplus during the current year.
                                        9

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
4.   Share Capital (Continued)
(f) Basic and diluted (loss) income per share
The following table sets forth the computation of basic and diluted
(loss) income per share:
                              2006      2005      2004
Numerator:
     (Loss) income for the year         $(344,752)     $289,238
                                        $(194,909)
     Numerator for basic and diluted (loss) income
            per share              $(344,752)     $289,238  $(194,909)
Denominator:
     Weighted average number of
          common shares       43,981,003     35,184,803     33,782,063
     Effect of dilutive securities:
          Stock options (i)               -  3,511,000        -
          Warrants (i)                    -         -         -
     Denominator for basic and diluted
          (loss) income per share  43,981,003     38,695,803
33,782,063
     Basic (loss) income per share           $(0.01)   $0.01
                                         $(0.01)
     Diluted (loss) income per share         $(0.01)   $0.01
 $(0.01)

(i) The stock options and warrants were not included in the
computation of diluted (loss) income per share their inclusion would be anti-dilutive.
5.   Income taxes
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.
There are no future tax liabilities.
The following table reflects future income tax assets at December
31, 2006, 2005 and 2004.
                                   2006      2005      2004
Unclaimed non-capital losses            $893,847  $819,386  $947,572
Income tax value of capital assets over carrying value    21,896
21,894         19,620
Unclaimed share issue costs                  10,475         10,475
                                                                 10,475
Excess petroleum tax basis over accounting value  102,895   71,867
     68,724
                                   1,029,113 923,622   1,046,391
Valuation allowance                     (1,029,113)    (923,622)
 (1,046,391)
                                    $ -      $ -       $ -
                                        10
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
5.   Income taxes (Continued)
The Company's actual income tax expense for each of the years ended is made up as follows:
                                   2006      2005      2004
(Loss) income before income taxes reflected in
     consolidated statements of operations   $(344,752)     $289,238

                                                                      $(194,909)
Expected income tax (recovery) expense       (124,524) 104,473
(70,401)
Deductible share issue costs                  -        (10,000)
(10,000)
Statutory rate difference - Canada/US (i)         2,252
(3,158)   (2,304)
Non-deductible write-off of an option to acquire a
     mineral property                   28,219               -
                                                             -
Other                                   (3,977)         -        -
Utilization of tax pools against taxable income         -   (97,631)
     -
Taxable benefit not recognized               98,030               -

                                                                 82,705
Income tax (recovery) expense           $ -             $ -      $ -
     (i) The statutory rate difference between Canada and U.S. is
1.12%. This was computed using the combined tax rate of 36.12%
(Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S.
combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas
State tax rate of 0%).
Non-capital losses and resource pools
The Company has resource pools of approximately US $199,500 (CDN
$232,000) consisting of Canadian Exploration Expenditures of US
$133,900 (CDN $155,700) and Canadian Development Expenditures of US
$65,600 (CDN $76,300) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $2,489,800 (CDN $2,901,500) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these financial statements.
The non-capital losses will expire as follows;
     2007                          $652,800
     2008                          888,300
     2009                          178,600
     2010                          149,900
     2014                          233,000
     2015                          115,800
     2026                          271,400
                                   $2,489,800
6.   Related party transactions not disclosed elsewhere
Transactions with related parties not disclosed elsewhere in these financial statements comprise:
                                   2006      2005      2004
     (I) Due from related party
         Standard Energy Company (i)         $250,000           $ -
     $ -
                                   $250,000           $ -        $ -
                                        11
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

6.   Related party transactions not disclosed elsewhere (Continued)
                                        2006           2005      2004
     (II) Due to related parties
          Roland M. Larsen (ii)              $25,400   $25,500
                                             $25,500
               Royal Standard Minerals Inc. (iii)           108,813
                                                        109,082  29,468
                                   $134,213  $134,582  $54,968
     (i)  Standard Energy Company is related by virtue of its
ownership by an officer and director of the Company.  The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.
     (ii) This loan is payable to an officer and director of the
Company. It is unsecured, non-interest bearing and no date set for repayment.
     (iii)RSM is a related company by virtue of common management and have common directors.  The loan payable is unsecured,
non-interest bearing and no date set for its repayment.
Management fees of $154,000 was paid to an officer and director of the Company.
These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).
7.   Financial instruments
Fair Value
At December 31, 2006 the Company's financial instruments consisted of cash and cash equivalents, due from related parties, accounts payable and accrued liabilities, and due to related parties. The
Company estimates that these short term financial instruments approximate their carrying values due to their short term
maturities.  The characteristics of the loan claims are detailed in
Note 3.
8.   Supplemental cash flow information
                                   Cumulative from start
                                        of the exploration stage
     Years ended December 31,
                         (January 1, 2002)           2006   2005
 2004
Changes in non-cash working capital:
Trade and sundry receivables            $209,937       $ -  $ -
                                           $(1,288)
Notes receivable                         -           -    -
                                        89,228
Inventory                         1,211         -    -      910
Accounts payable and accrued liabilities      62,477         27,313
 (2,579)         34,958
Operating activities                    $273,625      $27,313
$(2,579)         $123,808
Interest paid (Note 3)                  $93,749       $1,332
                                        $13,291           $24,474

Income taxes paid                       $ -        $ -   $ -
                                         $ -
                                        12
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
9.   Cash and cash equivalents
                                         2006          2005      2004
     Balance with bank                     $193,235
$339,570          $34,557
     Term deposit                          11,631              -
               -
                                      $204,866              $339,570
         $34,557
10.  Differences between Canadian GAAP and U.S. GAAP
The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements, differ from US
GAAP as follows:
Under the Canadian GAAP, the Company does not impute interest on loans to/from related parties, while under the US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements. Had the Company's consolidated financial statements as at December 31, 2006 been prepared using US GAAP, such consolidated balance sheet would be presented as follows:
                                         2006                 2005
     Assets
     Current
          Cash and cash equivalents                    $204,866
 $339,570
          Due from related party                  256,386          -
                                        461,252        339,570
     Option to acquire mineral property                  -       78,125
                                        $461,252       $417,695

     Liabilities
     Current
          Accounts payables and accruals               $110,209
 $82,896
          Due to related parties                  157,250
146,964
          Loan claims                        563,818        587,369
                                        831,277        817,229

     Capital stock and deficit
          Share capital                      11,174,108
10,999,986
          Warrants                           204,408          -
          Contributed surplus                     33,144         33,144
          Deficit                            (11,781,685)
(11,432,664)
                                        (370,025)      (399,534)
                                        $461,252       $417,695
                                        13
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
10.  Differences between Canadian GAAP and U.S. GAAP (Continued)
The cumulative-from-inception the statements of operations, changes in shareholders' equity and cash flows under US GAAP are as follows:
                         Cumulative from start
                         of the exploration stage  Years ended
December 31
                                 (January 1, 2002)      2006
 2005      2004
Revenue
Petroleum and natural gas revenue       $328,548       $6,928
                                                        $ -
                                                       $106,462
Royalty income                    19,618           6,442      13,176
                                                          -
Interest income                    21,354              13,120
                                                       5,588  2,646
Other income                       3,239               2,487
                                                          -         752
                              372,759         28,977    18,764
109,860
Operating and administrative expenses
Operating                     714,365         32,544   5,648
                                             202,395
General and administrative              418,443         74,178
95,487         72,891
Depletion, depreciation and amortization     35,353
                                                                   -

                                                                 -
                                                                    -
Stock-option compensation               33,144                    -
                                                             15,484

                                                             -
Interest on advance                34,170              15,726 10,159
                                                                 8,285
Interest on loan claims            63,608              23,425
                                                       26,067
                                                        26,581
Management fees                    154,000         154,000       -
                                                           -
                              1,453,083      299,873 152,845    310,152
Loss before the following               (1,080,324)
(270,896)  (134,081) (200,292)
Write-off of an option to
     acquire mineral property      (78,125)        (78,125)       -
          -
Gain on disposal of capital asset       10,000                    -

                                                                -
                                                                  -
Gain on disposal of petroleum
     and natural gas properties         606,047             -
                                                       416,320
                                                        -
Gain on settlement of debt              149,681             -
   -           -

Net (loss) income before income taxes   (392,721)        (349,021)
     282,239   (200,292)
Income taxes                              -       -           -
                                          -

Net (loss) income                  (392,721)       (349,021)
282,239   (200,292)
DEFICIT, beginning of year                  (11,388,964)
(11,432,664)   (11,714,903) (11,514,611)
DEFICIT, end of year                $(11,781,685)  $(11,781,685)
$(11,432,664) $(11,714,903)
(Loss) Income per common share
     Basic                                   (0.01)           0.01
                                                       (0.01)
     Diluted                            (0.01)           0.01
                                             (0.01)
                                        14
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
10.  Differences between Canadian GAAP and U.S. GAAP (Continued)
The changes in share capital since the Company's inception as required by US GAAP are as follows:
                                   Common Stock Price       Amount
Under
                                                Shares
Per Share    US GAAP

Outstanding at December 31, 2002, 2003 and 2004   33,184,803
    $          $10,921,861
Shares issued for option in mineral property      2,000,000
0.04                   78,125

Outstanding at December 31, 2005             35,184,803
                                              -    10,999,986
Private placement                       8,796,200         0.04
                                          378,530
Warrants valuation                             -            -
                                              (204,408)
Outstanding at December 31, 2006             43,981,003            $
                                             -      $11,174,108

Statement of Cash Flows:
                         Cumulative from start of
                         the exploration stage              Years
ended December 31,
                         (January 1, 2002)        2006      2005  2004
Increase (decrease) in cash
Cash flows from operating activities
     Net (loss) income             $(392,721)     $(349,021)
$282,239  $(200,292)
Operating items not involving cash:
     Depreciation, depletion and amortization   35,353        -
      -     -
     Stock-option compensation                  33,144        -
 15,484          -
     Gain on disposal of petroleum
         and natural gas properties          (606,047)        -
 (416,320)       -
     Gain on disposal of capital asset    (10,000)            -
      -     -
          Gain on settlement of debt         (149,681)        -
      -     -
     Changes in non-cash operating
          working capital               296,073      27,313
                                        (2,579)         167,235
Cash flows (used in) operating activities    (793,879)   (321,708)
   (121,176)   (33,057)
Cash flows from financing activities
Repayment of long term debt             (117,654)       -

                                                                      -

                                                                      -
Repayment of loan claims           (100,715)   (23,551)
(77,164)   -
Advances to/from related parties        (154,104)   (246,100)
      86,613   5,383
Common shares and warrants issued       378,530     378,530        -
   -

Cash flows provided by financing activities  6,057          108,879
 9,449         5,383
                                        15
SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004

10.  Differences between Canadian GAAP and U.S. GAAP (Continued)
Statement of Cash Flows (Continued):
                         Cumulative from start of
                         the exploration stage
Years ended December 31,
                         (January 1, 2002)              2006
    2005  2004
Cash flows from financing activities
Repayment of long term debt                (117,654)              -
                  -                      -
Repayment of loan claims              (100,715)          (23,551)
      (77,164)   -
Advances to/from related parties           (154,104)
(246,100)        86,613  5,383
Common shares and warrants issued          378,530
378,530             -      -

Cash flows provided by financing activities     6,057
108,879          9,449   5,383
Cash flows from investing activities
Additions to petroleum and natural
     gas properties                   (31,404)                 -
   -         -
Proceeds on disposal of petroleum
     and oil and gas properties            606,467
-    416,740          -
Proceeds on disposal of capital assets       10,000
-           -         -
Write-off of an option to acquire
     mineral property                  78,125      78,125          -

                                                                     -

Cash flows provided (used in) by
     investing activities               663,188    78,125   416,740
                                                -

(Decrease) Increase in cash and cash equivalents
     during the year                  (124,634)     (134,704)
 305,013       (27,674)
Cash and cash equivalents, beginning of year   329,500
339,570          34,557            62,231
Cash and cash equivalents, end of year     $204,866
$204,866    $339,570        $34,557

Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from
Canadian GAAP as no future income tax assets have been recognized.

                              16

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2006, 2005 and 2004
10.  Differences between Canadian GAAP and U.S. GAAP (continued)
Recent accounting pronouncements --
In December 2004, the FASB issued Statement No. 153, "Exchanges of nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting
for nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29,
"Accounting for nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB
153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.
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
11.  Segment information
The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in
Canada consist of general and administrative expenses necessary to maintain the Company's public company status.
12.  Comparative figures
Certain of the comparative amounts have been reclassified to conform to the presentation adopted in the current year.

                                        17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ending December 31, 2006. The MD&A was prepared as of April 25, 2007 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2006 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation has since changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Results of Operations

The net loss for the year ending December 31, 2006 was $344,752 as compared to net income of $289,238 for 2005. The difference of $633,990 is the result of the gain on the sale of the West Thrifty Unit in 2005 of $416,320 and a one time management fee of $154,000 paid to a current director and officer for the Corporation in 2006. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. Revenue increased from $17,644 in 2005 to $20,885 in 2006 of which $13,370 was from remaining small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2006 were $106,722 compared to $101,135 for the year 2005. The Corporation decided to pull out from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Corporation purchased this option from Royal Standard Minerals Inc. (“RSM”) to acquire a 60% interest in RSM’s gold project located in Lyon County Nevada on September 15, 2004 in consideration for which the Corporation issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

Liquidity and Capital Resources

The Corporation’s cash balance at December 31, 2006 was $204,866 compared to $339,570 at December 31, 2005. Total assets at December 31, 2006 were $454,866 compared to $417,695 at December 31, 2005. On January 24, 2006 the Corporation completed a private placement of 8,796,200 units of the Corporation at CDN $0.05 per unit for gross proceeds of CDN $439,810 (US $378,530). Each unit consists of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Corporation. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497 (US $204,408). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006.

There was little change in current liabilities at December 31, 2006 which were $808,240 compared to $804,847 at December 31, 2005.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,981,003 are outstanding at December 31, 2006. At December 31, 2006 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. At December 31, 2006 there were 8,796,200 warrants outstanding with an exercise price of C$0.10 and expiration date of January 24, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

2006		2005	2004
Selected Operating Data
Revenue	$20,885	$17,644	$108,998
Production Costs	($32,544)	($5,648)	($202,395)
Expenses	($100,968)	($139,078)	($101,512)
Management Fee	($154,000)	$0	$0
Gain on disposal of asset	$0	$416,320	$0
Write-off of an option to acquire
mineral property	($78,125)	$0	$0
Net (loss) income for the period	($344,752)	$289,238	($194,909)
(Loss) earnings per share - basic	($0.01)	$0.01	($0.01)
(Loss) earnings per share - diluted	($0.01)	$0.01	($0.01)

2006 2005 2004 Selected Balance Sheet Data Total Assets $454,866 Long Term Debt $0 Capital Stock ($11,174,108) Warrants ($204,408)

$417,695 $159,609 $0 ($664,533) ($10,999,986) ($10,999,986) $0 $0

Deficit ($11,765,034) ($11,420,282) ($11,709,520)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

		3 Mos.	3 Mos.	3 Mos.		3 Mos.	3 Mos.	3 Mos.
	3 Mos.	Ending	Ending June	Ending	3 Mos.	Ending	Ending June	Ending
	Ending Dec.	Sept. 30,	30, 2006	March	Ending Dec.	Sept. 30,	30, 2005	March
	31, 2006	2006		31,2006	31, 2005	2005		31,2005
Revenue	$2,198	$5,955	$6,821	$5,911	$17,644	$0	$0	$0
Expenses	($49,935)	($16,186)	($49,340)	($172,051)	13,954	($44,025)	($86,653)	($28,002)
Realized
Gain on
Sale of
Asset	$0	$0	$0	$0	($18,388)	$0	$434,708	$0
Write-off
the Option	($78,125)	$0	$0	$0	$0	$0	$0	$0
Net Income
(Loss)	($125,862)	($10,231)	($42,519)	($166,140)	13,210	($44,025)	$348,055	($28,002)
Net Income
(Loss) per
Common
share basic
and diluted	($0.01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00
Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending

December 31:
2006			2005	2004
Due From Related Party	Standard Energy Company (i)	$250,000	$0	$0
		$250,000	$0	$0
Due To Related Parties	Roland M. Larsen (ii)	$25,400	$25,500	$25,500
	Royal Standard Minerals Inc. (iii)	$108,813	$109,082	$29,468
		$134,213	$134,582	$54,968
(i)
Standard Energy Company is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable is unsecured, non-interest bearing and no date set for its repayment.
(ii)
This loan is payable to an officer and director of the Corporation. It is non-interest bearing and no date set for its repayment.

(iii) RSM is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

During the first quarter ending March 31, 2006, a management fee of $154,000 was paid to a director and officer of the Corporation. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation’s fiscal years beginning January 1, 2007.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

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

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA April 25, 2007

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION (Registrant)

\s\ Roland M. Larsen

Roland M. Larsen, President & CEO

Date: June 26, 2007

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
    The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
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
      Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
      Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
b.
Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 26, 2007

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
    The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
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
      Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
      Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
    The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):
      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 26, 2007

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
    The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
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
      Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
      Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
    The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):
      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 26, 2007

\s\ Troy. Koerner Troy Koerner Director

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen Roland M. Larsen Chief Executive Officer June 26, 2007

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner Kimberly L. Koerner Director June 26, 2007

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner Troy Koerner Director June 26, 2007