Form 20-F
SHARPE RESOURCES CORP
filed 2008-06-30
CIK 1024696

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

(Mark One)

OMB APPROVAL OMB Number: 3235-0288 Expires: September 30, 2007 Estimated average burden Hours per response: 2631.00

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

X__	ACT OF 1934
	For the fiscal year ended	December 31, 2007
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 46-619-863 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	11
A.	History and development of the company	11
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	12
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12
A.	Operating results	12
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	16
D.	Trend information	16
E.	Off balance sheet arrangements	16
F.	Tabular disclosures of contractual obligations	16
G.	Safe harbor	17
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A.	Directors and senior management	17
B.	Compensation	18
C.	Board practices	20
D.	Employees	26
E.	Share ownership	26
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	26
A.	Major shareholders	26
B.	Related party transactions	27
C.	Interests of experts and counsel	27
ITEM 8	FINANCIAL INFORMATION	27
A.	Consolidated statements and other financial information	27
B.	Significant changes	28
ITEM 9	THE OFFER AND LISTING	28
A.	Offer and listing details	28
B.	Plan of distribution	30
C.	Markets	31
D.	Selling shareholders	31
E.	Dilution	31
F.	Expense of the issue	31
ITEM 10	ADDITIONAL INFORMATION	31
A.	Share capital	31
B.	Memorandum and articles of association	31
C.	Material contracts	31
D.	Exchange controls	31
E.	Taxation	33
F.	Dividends and paying agents	33
G.	Statements by experts	34
H.	Documents on display	34
I.	Subsidiary information	34
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	34
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	34

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 8 of the Consolidated Financial Statements included with this report.

Sharpe Resources Corporation Consolidated Financial Statement Data For the Years Ended December 31 (Expressed in US Currency)

2007		2006	2005	2004	2003
Selected Operating Data
Revenue	$10,808	$13,370	$17,644	$108,998	$159,527
Production Costs	(26,210)	(32,544)	($5,648)	($202,395)	($253,638)
Expenses	(240,425)	254,968	($139,078)	($101,512)	($119,264)
Gain on Settlement of Debt	0	0	$0	$0	$0
Gain on disposal of petroleum
and natural gas properties	0	0	$416,320	$0	$189,727
Net Income (Loss) for the period	(255,827)	(344,752)	$289,238	($194,909)	($13,648)
Earnings (Loss) per share basic	($0.01)	($0.01)	$0.01	($0.01)	$0.00
Earnings (Loss) per share diluted	($0.01)	($0.01)	$0.01	($0.01)	$0.00

2007 2006 2005 2004 2003 Selected Balance Sheet Data Working Capital $204,866 $204,866 $339,570 $75,724 $202,861 Total Assets 554,548 454,866 $417,695 $159,609 $209,531 Loan Claims 563,818 563,818 $587,369 ($664,533) ($664,533) Capital Stock (11,463,430) (11,174,108) ($10,999,986) ($10,999,986) ($10,921,861) Deficit (12,020,861) (11,765,034) ($11,420,282) ($11,709,520 ($11,514,611)

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

Year Ended December 31,
2003		2004	2005	2006	2007
High for the period	.7738	.8493	.8689	.9148	1.0220
Low for the period	.6329	.7196	.7871	.8475	.8460
Average rate for the period(1) .7186		.7716	.8253	.8821	.9353
Rate at end of period	.7738	.8308	.8577	.8581	1.0120

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

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2007 was $ 255,827as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925.

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

The Company has accumulated losses of US $12,020,861 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2007, the Company had outstanding options to purchase an aggregate of 3,511,000 Common Shares. The exercise prices of the outstanding options are Cdn $0.10. The expiration dates of the outstanding options range from May 8, 2008 to May 15, 2012. At December 31, 2007 the Company had no warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The net loss for the year ending December 31, 2007 was $ 255,827as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925. Revenue decreased from $20,885 for the year ending December 31, 2006 to $10,808 in 2007. Revenue consists of $2,202 in interest income and $8,606 in various small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2007 were $266,635 compared to $287,512 for the year ending December 31, 2006. General and Administrative expenses increased from $74,178 for the year ending December 31, 2006 to $110,547 for the year ending December 31, 2007. Management fees decreased from $154,000 the year ending December 31, 2006 to $15,000 the year ending December 31, 2007. Stock option compensation increased from zero in 2006 to $90,232 in 2007 as a result of 1,600,000 options granted to purchase common shares of the Company on May 15, 2007. The options are exercisable at CDN $0.10 and expire on May 15, 2012. The fair value of these stock options was estimated at $90,232 (CDN $102,400) using the Black-Scholes option pricing model using the following assumptions: Dividend yield, 0%, risk-free interest rate, 4.21%, expected volatility, 153.8% and an expected life of 5 years. These options were fully vested and expensed upon granting.

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

B. Liquidity and capital resources.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The Corporation’s cash balance at December 31, 2007 was $304,548 compared to $204,866 at December 31, 2006. Total assets at December 31, 2007 were $554,548 compared to $454,866 at December 31, 2006.

There was little change in current liabilities at December 31, 2007 which were $845,517 compared to $808,240 at December 31, 2006 a difference of $37,277. Accounts payable increased from $110,209 at December 31, 2006 to $147,486 at December 31, 2007.

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

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10

0.12 per share and expiration dates ranging from May 2005 to May 2008.

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

* Refer to Note 10 of the 2007 annual audited financial statements.

G. Safe Harbor

Not applicable

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME OFFICE HELD SINCE

Roland M. Larsen President, Chief Executive 1993 Richmond,Virginia Officer and Director

Kimberley Koerner1 Treasurer and Director 2002 Brambleton, Virginia

Troy Koerner Director 2002 Brambleton, Virginia

James C. Dunlop Director 2006 Toronto, Ontario

1. Kimberly Koerner is the daughter of Roland Larsen and the wife of Troy Koerner.

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

			Annual Compensation		Long Term Compensation
						Restricted
					Securities	Shares or		All Other
Name and				Other Annual	Under	Restricted	LTIP	Compensation
Principal		Salary	Bonus	Compensation (US$)	Options/SARs	Share Units	Payouts	(US$)
Position	Year	(US$)	(US$)		Granted (#)	(US$)	(US$)
Roland M.	2007	Nil	Nil Nil		1,000,000(1) Nil		Nil	Nil
Larsen	2006	Nil	Nil $154,000		Nil Nil		Nil	Nil
President &	2005	Nil	Nil Nil		300,000(2) Nil		Nil	Nil
CEO	2004	Nil	Nil Nil		Nil Nil		Nil	Nil

Notes:

(1)
Options to acquire 1,000,000 Common Shares at an exercise price of $0.10 per share expiring May 15, 2012
(2)
Options to acquire 300,000 Common Shares at an exercise price of $0.10 per share expiring May 16, 2010

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2007.

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

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of December 31, 2007.

Holder	Date of Grant	Common shares Under Option (#)	Exercise Price ($/Share)	Expiration Date
Executive Officers as a group (1in total)	May 8, 2003 May 16, 2005 May 15, 2007	431,000 300,000 1,000,000	$0.10 $0.10 $0.10	May 8, 2008 May 16, 2010 May 15, 2012

Directors who are not also executive officers, as a group (2 in total)	May 8, 2003 May 16, 2006 May 15, 2007	1,000,000 180,000 600,000	0.10 0.10 0.10	May 8, 2008 May 16, 2010 May 15, 2012

Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2007 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Stock Option Plan of the Corporation. During the year ended December 31, 2007, 1,600,000 stock options expired and 1,600,000 were granted to directors and officers of the Corporation.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Company during the twelve months ended December 31, 2007. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Company are indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

  Membership: The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be unrelated to the Company. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following board members have been appointed to serve on the Audit Committee as follows:
  Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:
Kimberly L. Koerner (Chair)
James Dunlop
Troy Koerner

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

D. Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen Richmond, Virginia	President, CEO & Director	6,789,220

Kimberley Koerner Brambleton, Virginia	Treasurer & Director	3,518,480

Troy Koerner Brambleton, Virginia	Director	2,638,860

James C. Dunlop Toronto, Ontario	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at May 5, 2008, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)

CDS & Co. (2) Toronto, Ontario	22,213,640 Common Shares	47.65%
Roland M. Larsen Richmond, Virginia	6,789,220	14.56%
(1)
Based on 46,619,863 Common Shares issued and outstanding as at May 5, 2008.
(2)
This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

                                                                2007 2006 2005

Due from related party1                             $250,000 $250,000 $0

Due to related party
    Roland M. Larsen2                                          $25,400 $25,400 $25,500
    Royal Standard Minerals Inc.3                 108,813 108,813 109,082

  Standard Energy Company is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment. On January 7, 2008, the Company acquired 100% interest in the Standard Energy Company as described in Note 11 of the audited Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005.
  This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for its repayment. The interest payable on this loan has been accrued but has not yet been paid.
  Royal Standard Minerals Inc. is a related company by virtue of common management and common directors. The loan payable is unsecured, non-interest bearing and no date is set for its repayment.

Management fees of $15,000 (December 31, 2006 – $154,000) were paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value.)

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

&minus; Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2007, 2006, 2005, 2004, 2003, 2002 &minus; Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2007 and 2006 &minus; Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2007, 2006, 2005

&minus; Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2007, 2006, 2005 &minus; Notes to the Consolidated Financial Statements of Sharpe Resources Corporation &minus; Management’s Discussion and Analysis

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #8 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

B. Significant Changes.

a) On January 7, 2008, the Company acquired a 100% interest in Standard Energy Company. The cash and stock transaction includes a cash payment of $250,000 and the issuance of 2 million shares of the Company's common stock valued at $0.25 per share and is subject to regulatory approvals. This transaction completes a previously announced (July 5, 2006) purchase agreement between the parties for a large coal property located in Preston County, West Virginia.

Standard Energy's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

b) On April 1, 2008, Standard Energy, the Company's new wholly owned subsidiary, entered into a purchase agreement to acquire a 40% interest in a coal mine property in Eastern Kentucky. The terms of the transaction include a payment of $250,000 and specific expenditure commitments in regard to accelerating the development of this property. The Lawrence County Kentucky property is permitted and bonded and is in position to commence production immediately.

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

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1997 through September 2001 and the TSX Venture Exchange for the periods October 2001 through May, 2008.

	High	Low	Volume
2001
First Calendar Quarter	$0.28	$0.11	45,997
Second Calendar Quarter	$0.16	$0.10	39,862
Third Calendar Quarter	$0.11	$0.05	12,330
Fourth Calendar Quarter	$0.05	$0.02	69,953
2002
First Calendar Quarter	$0.12	$0.03	40,018
Second Calendar Quarter	$0.14	$0.04	29,602
Third Calendar Quarter	$0.06	$0.04	1,812
Fourth Calendar Quarter	$0.05	$0.05	0
2003
First Calendar Quarter	$0.05	$0.05	0
Second Calendar Quarter	$0.05	$0.05	0
Third Calendar Quarter	$0.05	$0.05	0
Fourth Calendar Quarter	$0.05	$0.05	0
2004
First Calendar Quarter	$0.12	$0.04	1,695
Second Calendar Quarter	$0.07	$0.04	3,186
Third Calendar Quarter	$0.08	$0.04	7,129
Fourth Calendar Quarter	$0.06	$0.03	9,270
2005
First Calendar Quarter	$0.05	$0.04	9,378
Second Calendar Quarter	$0.06	$0.03	27,991
Third Calendar Quarter	$0.09	$0.03	41,567
Fourth Calendar Quarter	$0.17	$0.04	108,903
2006
First Calendar Quarter	$0.18	$0.09	39,533
Second Calendar Quarter	$0.18	$0.10	51,333
Third Calendar Quarter	$0.17	$0.08	17,900
Fourth Calendar Quarter	$0.10	$0.05	19,500
2007
First Calendar Quarter	$0.12	$0.05	29,567
Second Calendar Quarter	$0.07	$0.06	19,267
Third Calendar Quarter	$0.07	$0.06	14,262
Fourth Calendar Quarter	$0.08	$0.04	29,696
2008
January 2008	$0.09	$0.05	32,647
February 2008	$0.09	$0.07	12,229
March 2008	$0.15	$0.07	84,294
April 2008	$0.13	$0.09	44,867
May 2008	$0.23	$0.12	58,811

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been none.

Item 15. Controls and Procedures As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

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

Item 16C. Principal Accountant Fees and Services.
2007 2006 2005
Audit Fees $34,000 $25,000 $23,000
Audit Related Fees $3,0000 $0 $0
Tax Fees $2,000 $2,000 $2,000
All Other Fees $592 $400 $360

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

Item 16D. Exemptions from the Listing Standards for Audit Committees. The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

&minus; Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2007, 2006, 2005, 2004, 2003, 2002 &minus; Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2007 and 2006 &minus; Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2007, 2006, 2005 &minus; Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2007, 2006, 2005 &minus; Notes to the Consolidated Financial Statements of Sharpe Resources Corporation &minus; Management’s Discussion and Analysis

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #8 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

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

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP Chartered Accountants

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ending December 31, 2007. The MD&A was prepared as of April 21, 2008 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2007 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal projects in the central Appalachian region of the eastern United States.

Results of Operations

The net loss for the year ending December 31, 2007 was $ 255,827as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925. Revenue decreased from $20,885 for the year ending December 31, 2006 to $10,808 in 2007. Revenue consists of $2,202 in interest income and $8,606 in various small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2007 were $266,635 compared to $287,512 for the year ending December 31, 2006. General and Administrative expenses increased from $74,178 for the year ending December 31, 2006 to $110,547 for the year ending December 31, 2007. Management fees decreased from $154,000 the year ending December 31, 2006 to $15,000 the year ending December 31, 2007. Stock option compensation increased from zero in 2006 to $90,232 in 2007 as a result of 1,600,000 options granted to purchase common shares of the Company on May 15, 2007. The options are exercisable at CDN $0.10 and expire on May 15, 2012. The fair value of these stock options was estimated at $90,232 (CDN $102,400) using the Black-Scholes option pricing model using the following assumptions: Dividend yield, 0%, risk-free interest rate, 4.21%, expected volatility, 153.8% and an expected life of 5 years. These options were fully vested and expensed upon granting.

Liquidity and Capital Resources

The Corporation’s cash balance at December 31, 2007 was $304,548 compared to $204,866 at December 31, 2006. Total assets at December 31, 2007 were $554,548 compared to $454,866 at December 31, 2006.

There was little change in current liabilities at December 31, 2007 which were $845,517 compared to $808,240 at December 31, 2006 a difference of $37,277. Accounts payable increased from $110,209 at December 31, 2006 to $147,486 at December 31, 2007.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at December 31, 2007. At December 31, 2007 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2012 There are no warrants outstanding at December 31, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

2007		2006	2005
Selected Operating Data
Revenue	$10,808	$20,885	$17,644
Production Costs	($26,210)	($32,544)	($5,648)
Expenses	($225,425)	($100,968)	($139,078)
Management Fee	($15,000)	($154,000)	$0
Gain on disposal of asset	$0	$0	$416,320
Write-off of an option to acquire
mineral property	$0	($78,125)	$0
Net (loss) income for the period	($255,827)	($344,752)	$289,238
(Loss) earnings per share - basic	($0.01)	($0.01)	$0.01
(Loss) earnings per share - diluted	($0.01)	($0.01)	$0.01

2007 2006 2005 Selected Balance Sheet Data Total Assets $554,548 $454,866 $417,695 Long Term Debt $0 $0 $0 Capital Stock ($11,463,430) ($11,174,108) ($10,999,986) Warrants ($0) ($204,408) $0 Deficit ($12,020,861) ($11,765,034) ($11,420,282)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos.	3 Mos.	3 Mos.	3 Mos.	3 Mos.	3 Mos.	3 Mos.	3 Mos.
	Ending Dec.	Ending Sept	Ending June	Ending Mar	Ending Dec.	Ending Sept.	Ending	Ending Mar
	31 2007	30 2007	30 2007	31, 2007	31, 2006	30, 2006	June 30,	31,2006
							2006
Revenue	$645	$394	$9,134	$635	$2,198	$5,955	$6,821	$5,911
Expenses	($60,752)	($16,593)	($134,547)	($54,743)	($49,935)	($16,186)	($49,340)	($172,051)
Write-off
the Option	$0	$0	$0	$0	($78,125)	$0	$0	$0
Net Income
(Loss)	($60,107)	($16,199)	($125,413)	($54,108)	($125,862)	($10,231)	($42,519)	($166,140)
Net Income
(Loss) per
Common
share basic
and diluted	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)	$0.00	$0.00	$0.00
Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending

December 31:
2007			2006	2005
Due From Related Party	Standard Energy Company (i)	$250,000 $250,000	$250,000 $250,000	$0 $0
Due To Related Parties	Roland M. Larsen (ii) Royal Standard Minerals Inc. (iii)	$25,400 $108,813 $134,213	$25,400 $108,813 $134,213	$25,500 $109,082 $134,582
(i)
Standard Energy Company is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable is unsecured, non-interest bearing and no date set for its repayment. On January 7, 2008, the Company acquired 100% interest in Standard Energy Company as described in the subsequent events note.
(ii)
This loan is payable to an officer and director of the Corporation. It bears interest at 8 percent and has no date set for its repayment. The interest payable on this loan has been accrued but not yet been paid.

(iii) RSM is a related company by virtue of common management and common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

During the year ended December 31, 2007, management fees of $15,000 (December 31, 2006 - $154,000) were paid to a director and officer of the Corporation.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Corporation’s Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005.

Subsequent Events

  On January 7, 2008, the Company has acquired a 100% interest in Standard Energy Company. The cash and stock transaction includes a cash payment of $250,000and the issuance of 2 million shares of the Corporation’s common stock valued at $0.25 per share and is subject to regulatory approvals. Standard Energy’s primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.
  On April 1, 2008, Standard Energy, the Company’s new wholly-owned subsidiary entered into a purchase agreements to acquire a 40% interest in the first coal mine property in Eastern Kentucky. The terms of the transaction include a payment of $250,000 and specific expenditure commitments in regard to accelerating the development of this property. The Lawrence County, Kentucky property is permitted and bonded and is in a position to commence production immediately.

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

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA April 21, 2008

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION (Registrant)

\s\ Roland M. Larsen

Roland M. Larsen, President & CEO

Date: June 26, 2008

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

Date: June 26, 2008

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

Date: June 26, 2008

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

Date: June 26, 2008

\s\ Troy. Koerner Troy Koerner Director

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen Roland M. Larsen Chief Executive Officer June 26, 2008

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner Kimberly L. Koerner Director June 26, 2008

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner Troy Koerner Director June 26, 2008