Form 20-F
SHARPE RESOURCES CORP
filed 2009-07-14
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2012
Estimated average burden
Hours per response: 2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 29606

SHARPE RESOURCES CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Roland M. Larsen, Phone 804-580-8107, rolandlarsen@hughes.net, 3258 Mob Neck Road, Heathsville, VA, 22473
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

__X__Yes ____No Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

______Yes _____No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ________ International Financial Reporting Standards as Issued Other ____X___ By the International Accounting Standards Board ________

If "Other" has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17 ________Item 18

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	11
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
A.	Operating results	11
B.	Liquidity and capital resources	14
C.	Research and development, patents and licenses, etc.	16
D.	Trend information	16
E.	Off balance sheet arrangements	16
F.	Tabular disclosures of contractual obligations	16
G.	Safe harbor	16
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	16
A.	Directors and senior management	16
B.	Compensation	17
C.	Board practices	22
D.	Employees	28
E.	Share ownership	29
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	29
A.	Major shareholders	29
B.	Related party transactions	29
C.	Interests of experts and counsel	30
ITEM 8	FINANCIAL INFORMATION	31
A.	Consolidated statements and other financial information	31
B.	Significant changes	31
ITEM 9	THE OFFER AND LISTING	32
A.	Offer and listing details	32
B.	Plan of distribution	34
C.	Markets	34
D.	Selling shareholders	34
E.	Dilution	34
F.	Expense of the issue	34
ITEM 10	ADDITIONAL INFORMATION	34
A.	Share capital	34
B.	Memorandum and articles of association	31
C.	Material contracts	34
D.	Exchange controls	34
E.	Taxation	36
F.	Dividends and paying agents	37
G.	Statements by experts	37
H.	Documents on display	37
I.	Subsidiary information	37
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	37
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2008, 2007, 2006, 2005, and 2004. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12 of the 2008 Consolidated Financial Statements included with this report.

Sharpe Resources Corporation Consolidated Financial Statement Data For the Years Ended December 31 (Expressed in US Currency)

2008		2007	2006	2005	2004
Selected Operating Data
Revenue	$43,039	$10,808	$13,370	$17,644	$108,998
Operating costs	(1,824)	(26,210)	(32,544)	($5,648)	($202,395)
Expenses	(362,710)	(240,425)	254,968	($139,078)	($101,512)
Gain on Settlement of Debt	0	0	0	$0	$0
Gain on disposal of petroleum
and natural gas properties	0	0	0	$416,320	$0
Net Income (Loss) for the period	(321,495)	(255,827)	(344,752)	$289,238	($194,909)
Earnings (Loss) per share basic	($0.01)	($0.01)	($0.01)	$0.01	($0.01)
Earnings (Loss) per share diluted	($0.01)	($0.01)	($0.01)	$0.01	($0.01)

	2008	2007	2006	2005	2004
Selected Balance Sheet Data
Cash and cash equivalents	$239,155	$292,434	$204,866	$339,570	$75,724
Total assets	493,260	554,548	454,866	$417,695	$159,609
Loan claims	563,818	563,818	563,818	$587,369	($664,533)
Share capital	(11,463,430)	(11,463,430)	(11,174,108)	($10,999,986)	($10,999,986)
Deficit	(12,342,356)	(12,020,861)	(11,765,034)	($11,420,282)	($11,709,520

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

Year Ended December 31,
2004		2005	2006	2007	2008
High for the period	.8493	.8689	.9148	1.0220	1.0291
Low for the period	.7196	.7871	.8475	.8460	.7709
Average rate for the period(1) .7716		.8253	.8821	.9353	.9334
Rate at end of period	.8308	.8577	.8581	1.0120	.8170

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

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2008 was $321,495 as compared to $255,827 for the year ending December 31, 2007 an increase of $65,668.

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

The Company has accumulated losses of US $12,342,356 since inception.

Extreme Volatility of Coal and Gas Prices

Sharpe's revenues have been dependent upon prevailing prices for coal and gas. Coal and gas prices can be extremely volatile and are affected by the action of foreign governments and international cartels.

In addition, the marketability and profitability of coal and natural gas acquired or discovered is affected by numerous factors beyond the control of Sharpe. Any material decline in prices could result in a reduction of Sharpe's net production revenue. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation.

Highly Competitive Industry

The coal and natural gas industry is competitive in all its phases. Sharpe competes with numerous other participants in the search for, and the acquisition of, coal and natural gas properties and in the marketing of coal and natural gas. Sharpe's competitors include coal companies, which have far greater financial and other resources, staff and facilities than those of Sharpe. Competitive factors in the distribution and marketing of coal and natural gas include price, methods of delivery and reliability of delivery.

No Assurance of Discoveries or Acquisitions

Coal and natural gas acquisition, exploration and development involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of coal or natural gas will be discovered or acquired by Sharpe.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2008, the Company had outstanding options to purchase an aggregate of 3,780,000 Common Shares. The exercise prices of the outstanding options are Cdn. $0.10. The expiration dates of the outstanding options range from May 8, 2008 to May 8, 2013. At December 31, 2008 the Company had no warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends

The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company's coal and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

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

The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipelines sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets. While significant uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and the more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances.

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

Risk Inherent to Sharpe's Proposed Mining Activities

  Sharpe is engaged in the business of acquiring and exploring coal and other mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.
  There are a number of uncertainties inherent in any exploration and development program, including the location of economic coal deposits, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.
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

Title to Properties

The validity of unpatented mining claims on public lands, mineral leases and purchased mineral rights is often uncertain and may be contested and subject to title defects.

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

As of May 15, 2006, the Corporation changed its focus away from the Texas oil and gas business to exploration and development for mineral resources and oil and gas in the western US and a focus on coal, coal bed methane and shale gas projects in the northeastern US.

B. Business overview.

In May 2006, the Corporation changed its focus away from Texas based oil and gas business to mineral exploration and development in the western US and coal bed methane and shale gas projects in the northeastern US. The Company had been a resource company engaged in oil and gas exploration, and production in the United States since the early 1990's. This effort included the acquisition, exploration and development of oil and gas properties in the United States. However, in 2005, the Company sold its remaining oil and gas properties.

C. Organizational structure.

The Company has one wholly owned subsidiary, Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

The terms "Sharpe" or the "Company", as used in this annual report on Form 20-F, refers to Sharpe or the Company and it's wholly owned subsidiaries collectively.

D. Property, plants and equipment.

The registered office of Sharpe Resources Corporation is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5. The principal office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

West Thrifty - Brown County, Texas

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The net loss for the year ending December 31, 2008 was $321,495 as compared to the net loss of $255,827 for the year ending December 31, 2007 an increase of $65,668. Operating expenses decreased by $24,386 however General and Administrative expenses increased by $38,705. There was an increase of $98,641 in Stock-option compensation from $90,232 for the year ending December 31, 2007 to $188,873 for the year ending December 31, 2008. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

Revenue increased from $8,606 for the year ending December 31, 2007 to $39,604 for the year ending December 31, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On January 7, 2008, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the proposed acquisition are included in Note 10(a) of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007, 2006. The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Corporation and the issuance of 2 million shares of the Corporation's common stock.

On June 12, 2008, the Corporation announced that RSM has reached an agreement in principle with the Corporation to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Corporation. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset. A joint venture agreement was completed and executed by both Boards' of Directors on November 12, 2008.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Corporation. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The agreement is subject to regulatory approvals and as of December 31, 2008, the joint venture has not been so approved.

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

Operating and Administrative expenses for the year ending December 31, 2006 were $106,722 compared to $101,135 for the year 2005. The Corporation decided to pull out from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Corporation purchased this option from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County Nevada on September 15, 2004 in consideration for which the Corporation issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

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

B. Liquidity and capital resources.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The Corporation's cash balance at December 31, 2008 was $239,155 compared to $292,434 at December 31, 2007. Total assets at December 31, 2008 were $493,260 compared to $554,548 at December 31, 2007 a decrease of $61,288.

Total Current Liabilities decreased from $845,517 at December 31, 2007 to $830,853 at December 31, 2008. Accounts payable and accrued liabilities increased from $147,486 at December 31, 2007 to $192,327 at December 31, 2008 an increase of $44,841.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The Corporation's cash balance at December 31, 2007 was $304,548 compared to $204,866 at December 31, 2006. Total assets at December 31, 2007 were $554,548 compared to $454,866 at December 31, 2006.

There was little change in current liabilities at December 31, 2007 which were $845,517 compared to $808,240 at December 31, 2006 a difference of $37,277. Accounts payable increased from $110,209 at December 31, 2006 to $147,486 at December 31, 2007.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The Corporation's cash balance at December 31, 2006 was $204,866 compared to $339,570 at December 31, 2005. Total assets at December 31, 2006 were $454,866 compared to $417,695 at December 31, 2005. On January 24, 2006 the Corporation completed a private placement of 8,796,200 units of the Corporation at CDN $0.05 per unit for gross proceeds of CDN $439,810 (US $378,530). Each unit consists of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Corporation. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497 (US $204,408). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006.

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

*
Refer to Note 9 of the 2008 annual audited financial statements.
G.
Safe Harbor

Not applicable

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME	OFFICE HELD	SINCE

Roland M. Larsen Richmond,Virginia	President, Chief Executive Officer and Director	1993

Kimberley Koerner[1] Brambleton,Virginia	Treasurer and Director	2002

Troy Koerner Brambleton, Virginia	Director	2002

1. Kimberly Koerner is the daughter of Roland Larsen and the wife of Troy Koerner.

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen Mr. Roland M. Larsen, President, has more than 30 years of experience in the natural resources, both in exploration and management roles. Earlier in his career, he worked with BHP Minerals International, Inc. for a period of ten years, where he was the Exploration Manager for the Eastern United States and the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries, Inc. and NL Baroid Petroleum Services. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Institute of Professional Geologists, and the American Institute of Mining, Metallurgy, and Exploration, Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Kimberly Koerner

Ms. Koerner is a consulting financial analyst from northern Virginia. Since graduating with a B.

A. in Business Administration from the University of South Carolina - Columbia in 1991, she has been employed with NPES of Reston, Virginia and Sharpe Energy Company of Houston, Texas

Troy Koerner

Mr. Koerner has been an analyst with E-Trade Advisory Services Inc. since August, 2002. From November 2000 to April 2002, Mr. Koerner served as an Equity Analyst with Lehman Brothers Inc. Prior to joining Lehman Brothers, he was in the Global Credit department of JP Morgan Company, Inc.

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

Name and Principal Position	Year				Non-equity incentive plan compensation ($)
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Roland Larsen President	2008	Nil	Nil	$55,5481	Nil	Nil	Nil	Nil	$55,548
	2007	Nil	Nil	$56,3952	Nil	Nil	Nil	Nil	$56,395
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
Options to acquire 500,000 common shares at an exercise price of $0.10 per share expiring May 8, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years.

(2)
Options to acquire 1,000,000 common shares at an exercise price of $0.10 per share expiring May 15, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.8%; risk-free interest rate of 4.21% and an expected average life of 5 years.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2008.

Long-Term Incentive Plan

The Company does not have a Long-Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under provisions of the stock option plan.

Stock Option Plan The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Sharpe Resources Corporation and its subsidiaries (collectively, the "Company") in the growth and development of the Company by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Company.

The Plan is administered by the Board of Directors of the Company, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Corporation Employees and Consultants of the Company (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Company may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)
the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities.
(b)
the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;
(c)
the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Company may not exceed 2% of the Outstanding Common Shares;
(d)
the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

In the case of Options granted to Employees, Consultants, or Management Corporation Employees, the Company represents that the Optionee is a bona fide Employee, Consultant or Management Corporation Employee, as the case may be.

Outstanding Share-based awards and option based awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2008 and the value of unexercised options held by the Named Executive Officers as at December 31, 2008. The Company does not have a share-based plan.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Roland M. Larsen	500,000 1,000,000 300,000	$0.10 $0.10 $0.10	May 08, 2013 May 15, 2012 May 16, 2010	Nil Nil Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2008.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Roland Larsen	Nil	Nil	Nil

The Company has no pension plan.

Termination and change of control benefits

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto. Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

Compensation of Directors

The Directors have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed. The Directors had no other arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended December 31, 2008. Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See "Summary of Compensation" above.

The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2008:

			Share-	Option-	Annual
			based	based	Incentive Plans	Pension	All other	Total
Name and Principal		Fees	awards	awards	Long-term	value	compensation	Compensation
Position	Year	($)	($)	($)	incentive plans	($)	($)	($)
Kimberly Koerner	2008	Nil	Nil	$55,5481	Nil	Nil	Nil	$55,548
Director/Treasurer	2007	Nil	Nil	$33,3872	Nil	Nil	Nil	$33,387
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Troy Koerner	2008	Nil	Nil	$56,3952	Nil	Nil	Nil	$56,395
Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
Options to acquire 500,000 common shares at an exercise price of $0.10 per share expiring May 8, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years.
(2)
Options to acquire 1,000,000 common shares at an exercise price of $0.10 per share expiring May 15, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.8%; risk-free interest rate of 4.21% and an expected average life of 5 years.

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2008 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2008. The Company does not have a share-based plan.

		Option-based Awards			Share -based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Kimberly Koerner	500,000 600,000 180,000	$0.10 $0.10 $0.10	May 08, 2013 May 15, 2012 May 16, 2010	Nil Nil Nil	N/A	N/A
Troy Koerner	500,000	$0.10	May 08, 2013	Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2008.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kimberly Koerner	Nil	Nil	Nil
Troy Koerner	Nil	Nil	Nil

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	3,780,000	$0.10	1,081,986
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,780,000	$0.10	1,081,986

The only compensation plan under which equity securities of the Company are authorized for issuance is the Stock Option Plan.

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

C. Board practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company

(i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

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

CORPORATE GOVERNANCE

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

2. Membership: The Audit Committee will be comprised of three or more directors as determined by the Board and the make-up of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board of Directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following board members have been appointed to serve on the Audit Committee as follows:

Kimberly L. Koerner (Chair)
Roland Larsen
Troy Koerner

3. The role of the Audit Committee is to provide oversight, and, in such a role, it has the powers set forth in this Charter. While being financially literate, the members of the Committee are generally not accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are prepared in accordance with generally accepted accounting principles. Nor is it the duty of the Audit Committee to conduct investigations and to assure compliance with any laws and regulations and the Company's business conduct guidelines. These matters are the responsibility of management and, in certain cases, the external auditor.

4. Mandate: The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

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

l) The Audit Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the Company or other liability whatsoever.

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

D. Employees.

In addition to the officers and directors, the Company has one part-time administrative assistant.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen Richmond, Virginia	President, CEO & Director	4,171,360

Kimberley Koerner Brambleton, Virginia	Treasurer & Director	3,518,480

Troy Koerner Brambleton, Virginia	Director	2,638,860

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at May 12, 2009, each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)

CDS & Co. (2) Toronto, Ontario	24,222,266 Common Shares	51.96%
Roland M. Larsen Richmond, Virginia	4,171,360	11.32%
(1)
Based on 46,619,863 Common Shares issued and outstanding as at May 12, 2009.
(2)
This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

2008		2007	2006
Due from related party1	$250,000	$250,000	$250,000
Due to related party Roland M. Larsen2 Royal Standard Minerals Inc.3	$25,400 110,306	$25,400 108,813	$25,400 108,813
Kentucky Standard Energy Co.	25,000	Nil	Nil

1. Standard Energy Company is a private company related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment. The funds are to be applied to the purchase of property in Preston County, West Virginia owned by Standard Energy (see

8. B. Significant Changes). On January 7, 2008, the Company acquired 100% interest in the Standard Energy Company as described in Note 10 of the audited Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

  This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for its repayment. The interest payable on this loan has been accrued but has not yet been paid.
    Royal Standard Minerals Inc. is a related company by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment.
    On September 9, 2008, the Company entered into an agreement with RSM for the repayment of the loan. To this end, the Company has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2008, the Company accrued interest of $1,493 (2007 - $Nil and 2006 - $Nil) on this liability.
  This loan is payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It is unsecured, non-interest bearing, and is repaid in February, 2009.

Management fees of $nil (2007 - $15,000; 2006 - $154,000) were paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

* Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2008, 2007, 2006, 2005, 2004 * Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2008 and 2007 * Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006 * Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006 * Notes to the Consolidated Financial Statements of Sharpe Resources Corporation * Management's Discussion and Analysis

The consolidated financial statements of Sharpe Resources Corporation were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #12 of the notes to the consolidated financial statements of Sharpe Resources Corporation.

B. Significant Changes.

a) On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard. Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stocks. The agreement is subject to regulatory approvals and as of March 31, 2009, the business combination has not been so approved.

b) On June 12, 2008, the Company announced that Royal Standard Minerals Inc. ("RSM") has reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months.

The agreement was approved and executed by both Boards of Directors on November 12, 2008. The agreement is subject to regulatory approvals and as of March 31, 2009 the joint venture has not been so approved.

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company's articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2008, no series has been designated by the board of directors of the Company.

There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian currency)

	High	Low	Volume
2003
First Calendar Quarter	$0.05	$0.05	0
Second Calendar Quarter	$0.05	$0.05	0
Third Calendar Quarter	$0.05	$0.05	0
Fourth Calendar Quarter	$0.05	$0.05	0
2004
First Calendar Quarter	$0.12	$0.04	1,695
Second Calendar Quarter	$0.07	$0.04	3,186
Third Calendar Quarter	$0.08	$0.04	7,129
Fourth Calendar Quarter	$0.06	$0.03	9,270
2005
First Calendar Quarter	$0.05	$0.04	9,378
Second Calendar Quarter	$0.06	$0.03	27,991
Third Calendar Quarter	$0.09	$0.03	41,567
Fourth Calendar Quarter	$0.17	$0.04	108,903
2006
First Calendar Quarter	$0.18	$0.09	39,533
Second Calendar Quarter	$0.18	$0.10	51,333
Third Calendar Quarter	$0.17	$0.08	17,900
Fourth Calendar Quarter	$0.10	$0.05	19,500
2007
First Calendar Quarter	$0.12	$0.05	29,567
Second Calendar Quarter	$0.07	$0.06	19,267
Third Calendar Quarter	$0.07	$0.06	14,262
Fourth Calendar Quarter	$0.08	$0.04	29,696
2008 First Calendar Quarter Second Calendar Quarter	$0.15 $0.23	$0.05 $0.12	43,057 56,959

Over the Counter Bulletin Board (stated in US currency).

2008 Third Calendar Quarter Fourth Calendar Quarter	$0.45 $0.15	$0.08 $0.05	2.633 2,533
2009 January 2009 February 2009 March 2009 April 2009 May 2009	$0.11 $0.10 $0.10 $0.09 $0.03	$0.06 $0.10 $0.02 $0.02 $0.01	400 0 1,700 2,200 14,300

B. Plan of Distribution

Not Applicable

C. Markets

The Company's shares  currently trade only on the OTC:BB under the symbol SHGP.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk [including interest rate, foreign exchange rate, and commodity and equity price risk].

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterpart's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and short-term investments. Cash and short-term investments consist of non-interest and interest bearing bank accounts with reputable financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in cash and short-term investments is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet accounts payable and accrued liabilities when due. As at December 31, 2008, the Company had a cash and cash equivalents balance of $239,155 (2007- $292,434) to settle accounts payable and accrued liabilities of $192,327 (2007 - $147,486) and due to related parties of $74,708 (2007 - $134,213). Most of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Due to related parties are unsecured with no set date of repayment.

The Company can also redeem, all or in part, at a discount price, preferred shares shown as current liabilities on the balance sheet in the amount of $563,818 (2007 - $563,818). As of December 31, 2008, the Company does not intend to redeem the preferred shares due to the limited financial resources of the Company.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates (refer to Note 7(ii) and (iii)). The Company's current policy is to invest excess cash in interest bearing bank accounts. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks.

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

Commodity Price Risk

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability from mineral exploration depends upon the world market price of coal. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company is not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)
Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2008, if interest rates had fluctuated by 10% with all other variables held constant, the loss for the year ended December 31, 2008 would have varied by $17,507, as a result of the associated variance in interest income from the interest bearing bank account. As at December 31, 2008, reported shareholders' deficiency would have varied by $17,507 as a result of the associated variance in interest income from the interest bearing bank account due to a 10% change in interest rates.
(ii)
The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $7,342 with all other variables held constant.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

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

Item 16C. Principal Accountant Fees and Services.

2008		2007	2006
Audit Fees	$35,000	$34,000	$25,000
Audit Related Fees	$0	$3,000	$0
Tax Fees	$0	$2,000	$2,000
All Other Fees	$750	$592	$400

Policies and Procedures for Pre-Approval of Auditor's Services

The Audit Committee has adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

The auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of MSCM LLP as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Chair of the Audit Committee is responsible for tracking all auditors' fees against the estimates for such services and reporting to the Audit Committee every quarter.

As required by the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), all audit, audit related and non-audit services rendered by MSCM LLP pursuant to engagements entered into since March 23, 2009 and prior to that by McCarney Greenwood, LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees. The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers. There were no known purchases of the Company's securities by or on behalf of the Company or any affiliated purchaser during the period covered by this Annual Report.

Item 16F. Changes in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

* Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2008, 2007, 2006, 2005, 2004

* Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2008 and 2007

* Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006

* Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006

* Notes to the Consolidated Financial Statements of Sharpe Resources Corporation * Management's Discussion and Analysis

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

April 4, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sharpe Resources Corporation

We have audited the consolidated balance sheets of Sharpe Resources Corporation (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 4, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2008. The MD&A was prepared as of April 28, 2008 and should be read in conjunction with the audited Annual Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGP and in Canada under the symbol SHO.H on the NEX exchange.

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

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

Results of Operations

The net loss for the year ending December 31, 2008 was $321,495 as compared to the net loss of $255,827 for the year ending December 31, 2007 an increase of $65,668. Operating expenses decreased by $24,386 however General and Administrative expenses increased by $38,705. There was an increase of $98,641 in Stock-option compensation from $90,232 for the year ending December 31, 2007 to $188,873 for the year ending December 31, 2008. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

Revenue increased from $8,606 for the year ending December 31, 2007 to $39,604 for the year ending December 31, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On January 7, 2008, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the proposed acquisition are included in Note 10(a) of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007, 2006. The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Corporation and the issuance of 2 million shares of the Corporation's common stocks. The agreement is subject to regulatory approvals and as of December 31, 2008, the business combination has not been so approved.

On June 12, 2008, the Corporation announced that RSM has reached an agreement in principle with the Corporation to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Corporation. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset. A joint venture agreement was completed and executed by both Boards' of Directors on November 12, 2008.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Corporation. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The agreement is subject to regulatory approvals and as of December 31, 2008, the joint venture has not been so approved.

Liquidity and Capital Resources

The Corporation's cash balance at December 31, 2008 was $239,155 compared to $292,434 at December 31, 2007. Total assets at December 31, 2008 were $493,260 compared to $554,548 at December 31, 2007 a decrease of $61,288.

Total Current Liabilities decreased from $845,517 at December 31, 2007 to $830,853 at December 31, 2008. Accounts payable and accrued liabilities increased from $147,486 at December 31, 2007 to $192,327 at December 31, 2008 an increase of $44,841.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at December 31, 2008 and 2007. Also at December 31, 2008 the Corporation had outstanding options to purchase 3,780,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2013. On May 8, 2008, the Corporation granted options to purchase a total of 1,700,000 common shares to directors and officers of the Corporation. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

There are no warrants outstanding at December 31, 2008.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

2008		2007	2006
Selected Operating Data
Revenue	$43,039	$10,808	$20,885
Operating Costs	($1,824)	($26,210)	($32,544)
Expenses	($362,710)	($240,425)	($254,968)
Management Fee	($0)	($15,000)	($154,000)
Write-off of an option to acquire
mineral property	$0	$0	($78,125)
Net loss for the year	($321,495)	($255,827)	($344,752)
Loss per share - basic	($0.01)	($0.01)	($0.01)
Loss per share - diluted	($0.01)	($0.01)	($0.01)
2007		2007	2006
Selected Balance Sheet Data
Total Assets	$493,260	$554,548	$454,866
Long Term Debt	$0	$0	$0
Share Capital	($11,463,430)	($11,463,430)	($11,174,108)
Warrants	($0)	($0)	($204,408)
Deficit	($12,342,356)	($12,020,861)	($11,765,034)
Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

Revenue Expenses Net Income (Loss) Net Income (Loss) per Common share basic and diluted	3 Mos. Ending Dec. 31, 2008 $13,724($78,978) ($67,066) ($0.01)	3 Mos. Ending Sept 30, 2008 $17,110($41,607) ($22,685) ($0.00)	3 Mos. Ending June 30, 2008 $11,901 ($228,470) ($216,569) ($0.00)	3 Mos. Ending Mar. 31 2008 $304 ($15,479)($15,175) ($0.00)

3 Mos. Ending Dec. 31 2007 $645 ($60,752)	3 Mos. Ending Sept 30 2007 $394 ($16,593)	3 Mos. Ending June 30 2007 $9,134 ($134,547)	3 Mos. Ending Mar 31, 2007 $635 ($54,743)
($60,107)	($16,199)	($125,413)	($54,108)
($0.01)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

December 31, 2008			December 31, 2007
Due From Related Party	Standard Energy Corporation (i)	$250,000 $250,000	$250,000 $250,000
Due To Related Parties	Roland M. Larsen (ii) Royal Standard Minerals Inc. (iii) Kentucky Standard Energy Corporation (iv)

		$25,400 $110,306 $25,000 $160,706	$25,400 $108,813 $0 $134,213
(i)
The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On January 7, 2008, Sharpe acquired a 100% interest in Standard Energy as described in Note 10(a).
(ii)
This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.. For the year ended December 31, 2008, the Corporation accrued interest of $1,493 (2007 - $Nil and 2006 - $Nil) on this liability

(iv)
This loan is payable to Kentucky Standard Energy Corporation with which the Corporation has common management and common directors. It is unsecured, non-interest bearing, and was repaid in February, 2009.
(v)
Management fees of $Nil (2007 -$15,000; 2006 – $154,000) were paid to an officer and director of the Corporation.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Future Changes in Accounting Policies

On February 13, 2008, the Canadian Accounting Standards Board confirmed the transition to IFRS from Canadian GAAP will occur on January 1, 2011 for public entities. The impact of this transition on the Corporation's consolidated financial statements has not yet been determined; however, management continues to monitor these developments and the CFO has enrolled in education courses regarding IFRS business issues and implementation for the Corporation.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests. The Corporation's Audited Financial Statements contain a note about the Corporation's ability to continue as a Going concern.

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Environment

Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Corporation continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Corporation's business and affairs.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements

Management's Responsibility for Financial Information

The Corporation's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Corporation's management in accordance with Canadian and U.S. generally accepted accounting principles. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

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

Heathsville, VA April 28, 2009

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registrant)

\s\ Roland M. Larsen

Roland M. Larsen, President & CEO

Date: July 10, 2009

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

Date: July 10, 2009

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

Date: July 10, 2009

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

Date: July 10, 2009

\s\ Troy. Koerner
Troy Koerner
Director

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Sharpe Resources Corporation ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen
Roland M. Larsen
Chief Executive Officer
July 10, 2009

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner
Kimberly L. Koerner
Director
July 10, 2009

Sharpe Resources Corporation

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Troy Koerner, Director of Sharpe Resources Corporation ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Koerner
Troy Koerner
Director
July 10, 2009