Form 20-F/A
SHARPE RESOURCES CORP
filed 2010-01-22
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2012
Estimated average burden
Hours per response: 2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT I

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

Commission file number: 001-34399

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	11
C.	Organizational structure	11
D.	Property, plants and equipment	11
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
A.	Operating results	11
B.	Liquidity and capital resources	13
C.	Research and development, patents and licenses, etc.	14
D.	Trend information	14
E.	Off balance sheet arrangements	14
F.	Tabular disclosures of contractual obligations	15
G.	Safe harbor	15
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	15
A.	Directors and senior management	15
B.	Compensation	16
C.	Board practices	21
D.	Employees	27
E.	Share ownership	27
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	27
A.	Major shareholders	27
B.	Related party transactions	28
C.	Interests of experts and counsel	29
ITEM 8	FINANCIAL INFORMATION	29
A.	Consolidated statements and other financial information	29
B.	Significant changes	29
ITEM 9	THE OFFER AND LISTING	30
A.	Offer and listing details	30
B.	Plan of distribution	32
C.	Markets	32
D.	Selling shareholders	32
E.	Dilution	32
F.	Expense of the issue	32
ITEM 10	ADDITIONAL INFORMATION	32
A.	Share capital	32
B.	Memorandum and articles of association	32
C.	Material contracts	32
D.	Exchange controls	32
E.	Taxation	34
F.	Dividends and paying agents	35
G.	Statements by experts	35
H.	Documents on display	35
I.	Subsidiary information	35

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	35
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	37

PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	38
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	38
ITEM 15	CONTROLS AND PROCEDURES	38
A	DISCLOSURE CONTROLS AND PROCEDURES	38
B	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	38
C	ATESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM	38
D	CHANGES IN CONTROL OVER FINANCIAL REPORTING	39
ITEM 16	[RESERVED]	39
A	AUDIT COMMITTEE FINANCIAL REPORT	39
B	CODE OF ETHICS	39
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	39
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	40
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	40
F	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	41
G	CORPORATE GOVERNANCE	41

PART III
ITEM 17	FINANCIAL STATEMENTS	42
	MANAGEMENTS DISCUSSION AND ANALYSIS	67
ITEM 18	FINANCIAL STATEMENTS	73
ITEM 19	EXHIBITS	73

	SIGNATURES	73

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

Item 4. Information on the Company

A. History and development of the company

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

*Refer to Note 9 of the 2008 annual audited financial statements.

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

* Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2008, 2007, 2006
* Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2008 and 2007
* Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006
* Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006
* Notes to the Consolidated Financial Statements of Sharpe Resources Corporation
* Management's Discussion and Analysis

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

A. Disclosure Controls and Procedures

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the

Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

D. Changes in Internal Control over Financial Reporting

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

* Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2008, 2007, 2006
* Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2008 and 2007
* Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006
* Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2008, 2007, 2006
* Notes to the Consolidated Financial Statements of Sharpe Resources Corporation
* Management's Discussion and Analysis

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

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

(Expressed in United States Dollars)

Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

44/p>

Auditors' Report

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended were audited by other auditors who expressed an unqualified opinion on those consolidated financial statements in their report dated April 4, 2008.

Signed: "***MSCM LLP***"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 22, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: "***MSCM LLP***"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 22, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles Management acknowledges responsibility for the preparation and presentation of the consolidated financia statements, including responsibility for significant accounting judgments and estimates and the choice of accountin principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to suppor management representations that they have exercised reasonable diligence that (i) the consolidated financia statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated o that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financia statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together wit other financial information of the Company and for ensuring that management fulfills its financial reportin responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committe meets with management to review the financial reporting process and the consolidated financial statements togethe with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors fo its consideration in approving the audited consolidated financial statements together with other financial information o the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with establishe financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31		2008		2007
Assets				
Current assets				
Cash and cash equivalents	$	239,155	$	292,434
Short-term investments		-		12,114
Deposits		4,105		-
Due from related party (Note 7)		250,000		250,000
	$	493,260	$	554,548
Liabilities				
Current Liabilities				
Accounts payable and accrued liabilities	$	192,327	$	147,486
Current portion of due to related parties (Note 7)		74,708		134,213
Loan claims (Note 9)		563,818		563,818
		830,853		845,517
Due to related parties (Note 7)		85,998		-
		916,851		845,517
Shareholders' Deficiency				
Share capital (Note 5(b))		11,463,430		11,463,430
Contributed surplus		455,335		266,462
Deficit		(12,342,356)		(12,020,861)
		(423,591)		(290,969)
	$	493,260	$	554,548

The notes to the consolidated financial statements are an integral part of these statements.

Nature of Operations and Going Concern (Note 1)

Signed: *"Roland Larsen"*
Director

Signed: *"Kimberly Koerner"*
Director

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

For the years ended December 31	2008	2007	2006	Cumulative from start of the exploration stage on January 1, 2002
Revenue				
Petroleum and natural gas revenue	**$ 39,604**	$ 8,606	$ 13,370	$ 396,376
Interest income	**3,435**	2,202	5,028	16,917
Other income	**-**	-	2,487	3,239
	43,039	10,808	20,885	416,532
Operating and administrative expenses				
Operating	**1,824**	26,210	32,544	742,399
General and administrative	**149,252**	110,547	74,178	678,242
Depletion, depreciation and amortization	**-**	-	-	35,353
Stock-based compensation (Note 5(d))	**188,873**	90,232	-	312,249
Interest on advance	**2,032**	2,093	3,365	11,570
Interest on loan claims	**22,553**	22,553	23,425	108,714
Management fees (Note 7)	**-**	15,000	154,000	169,000
	364,534	266,635	287,512	2,057,527
Loss before the following:	**(321,495)**	(255,827)	(266,627)	(1,640,995)
Write-off of an option to acquire mineral property	**-**	-	(78,125)	(78,125)
Gain on disposal of petroleum and natural gas properties	**-**	-	-	606,047
Gain on disposal of capital asset	**-**	-	-	10,000
Gain on settlement of debt	**-**	-	-	149,681
Net loss and comprehensive loss for the year	**$ (321,495)**	$ (255,827)	$ (344,752)	$ (953,392)
Loss per common share Basic and diluted (Note 5(e))	**(0.01)**	(0.01)	(0.01)	
Weighted average of common shares outstanding (Note 5(e))	**46,619,863**	46,453,579	43,402,623	

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total
Balance, December 31, 2001	**$ 10,921,861**	**$ -**	**$ -**	**$(11,388,964)**	**$ (467,103)**
Net loss for the year	-	-	-	(111,999)	(111,999)
Balance, December 31, 2002	**$ 10,921,861**	**$ -**	**$ -**	**$(11,500,963)**	**$ (579,102)**
Stock options granted	-	-	17,660	-	17,660
Net loss for the year	-	-	-	(13,648)	(13,648)
Balance, December 31, 2003	**$ 10,921,861**	**$ -**	**$ 17,660**	**$(11,514,611)**	**$ (575,090)**
Shares issued for mining property	78,125	-	-	-	78,125
Net loss for the year	-	-	-	(194,909)	(194,909)
Balance, December 31, 2004	**$ 10,999,986**	**$ -**	**$ 17,660**	**$(11,709,520)**	**$ (691,874)**
Stock options granted	-	-	15,484	-	15,484
Net income for the year	-	-	-	289,238	289,238
Balance, December 31, 2005	**$ 10,999,986**	**$ -**	**$ 33,144**	**$(11,420,282)**	**$ (387,152)**
Issued on private placement	378,530	-	-	-	378,530
Fair value of warrants issued	(204,408)	204,408	-	-	-
Net loss for the year	-	-	-	(344,752)	(344,752)
Balance, December 31, 2006	**$ 11,174,108**	**$ 204,408**	**$ 33,144**	**$(11,765,034)**	**$ (353,374)**
Exercise of Warrants	228,000	-	-	-	228,000
Fair value of warrants exercised	61,322	(61,322)	-	-	-
Expiry of warrants	-	(143,086)	143,086	-	-
Fair value of granted options	-	-	90,232	-	90,232
Net loss for the year	-	-	-	(255,827)	(255,827)
Balance, December 31, 2007	**$ 11,463,430**	**$ -**	**$ 266,462**	**$(12,020,861)**	**$ (290,969)**
Stock-based compensation (Note 5(d))	-	-	188,873	-	188,873
Net loss for the year	-	-	-	(321,495)	(321,495)
Balance, December 31, 2008	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,342,356)**	**$ (423,591)**

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2008	2007	2006	Cumulative from start of the exploration stage on January 1, 2002
Cash (Used In) Provided by:				
Operating Activities				
Net loss for the year	$ (321,495)	$ (255,827)	$ (344,752)	$ (953,392)
Operating items not involving cash:				
Depletion, depreciation and amortization	-	-	-	35,353
Stock-based compensation (Note 5(d))	188,873	90,232	-	312,249
Write-off of an option to acquire mineral property	-	-	78,125	78,125
Gain on disposal of petroleum and natural gas properties	-	-	-	(606,047)
Gain on disposal of capital asset	-	-	-	(10,000)
Gain on settlement of debt	-	-	-	(149,681)
Changes in non-cash working capital items (Note 11)	52,850	36,794	15,682	351,638
	(79,772)	(128,801)	(250,945)	(941,755)
Financing Activities				
Repayment of long term debt	-	-	-	(117,654)
Repayment of loan claims	-	-	(23,551)	(100,715)
Advances to/from related parties	26,493	-	(250,369)	(121,814)
Common shares issued	-	228,000	378,530	606,530
	26,493	228,000	104,610	266,347
Investing Activities				
Additions to coal mining properties	-	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	-	-	606,467
Proceeds on disposal of capital assets	-	-	-	10,000
	-	-	-	585,063
(Decrease) increase in cash and cash equivalents	(53,279)	99,199	(146,335)	(90,345)
Cash and cash equivalents, beginning of year	292,434	193,235	339,570	329,500
Cash and cash equivalents, end of year	$ 239,155	$ 292,434	$ 193,235	$ 239,155

The notes to the consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

1. Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development o mineral resources in the United States of America. Currently the Company has oil and gas royalty interests ir Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the Unitec States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGP and ir Canada under the symbol SHO.H on the NEX exchange.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i) The Company started disposing of its interests in petroleum and natural gas properties at the beginning o 2002. The entire process of disposal of these properties was completed during the fiscal year ended or December 31, 2005;

(ii) The Company has not earned significant revenue from petroleum and natural gas interests since tha date; and

(iii) The Company changed the focus of its business and started looking for mineral/coal properties and a present is exploring various options to invest in this industry.

As at December 31, 2008, the Company had negative working capital of $337,593 (2007 - $290,969) and ar accumulated deficit of $12,342,356 (2007 - $12,020,861).

These consolidated financial statements have been prepared on the basis that the Company is a goinc concern, which contemplates the realization of its assets and the settlement of its liabilities in the norma course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upor obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidatec financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2. Basis of Presentation and Accounting Policies

The consolidated financial statements have been prepared by the Company in accordance with Canadiar generally accepted accounting principles ("GAAP").

The significant accounting policies are as follows:

A summary of the material differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-ownec subsidiaries Sharpe Energy Company and 1032144 Ontario Inc. All significant intercompany balances anc transactions have been eliminated upon consolidation.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

2. Basis of Presentation and Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents includes cash and term deposits at Canadian and United States financia institutions with a maturity of three months or less at the date of issuance.

Included in cash and cash equivalents is:

	2008	2007
Cash	$ 64,081	$ 280,320
Money market	175,074	12,114
	$ 239,155	$ 292,434

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royaltie and net profits interests. Gains or losses from the sale of assets are recognized when sold.

Stock-based compensation

The Company records all stock-based compensation and other stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred whichever is more reliably measurable, and are charged to operations over the vesting period with corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the relatec contributed surplus is transferred to share capital.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets anc liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

2. Basis of Presentation and Accounting Policies (continued)

Financial instruments

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading which are measured at fair value with changes in fair value recorded in net loss. Due from related party is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loan claims are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, due to/from related parties, accrued liabilities and loan claims are the same.

Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are dominated in this currency and the operations of its subsidiaries are considered to be an integrated nature.

Monetary assets and liabilities of the parent company dominated in Canadian funds are translated into United States funds at year end exchange rates. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rates for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using treasury stock method. In order to determine diluted loss per share, the treasury stock methods assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to composition of future income tax assets and liabilities, the valuation of stock options and warrants issued and the valuation of assets acquired or expenses incurred and related shares issued in non monetary transactions.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

2. Basis of Presentation and Accounting Policies (continued)

Measurement uncertainty (continued)

The Black Scholes option valuation model used by the Company to determine fair value of options and warrants was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants granted during the year.

Changes in accounting policies

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to these consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, Goodwill and Intangible Assets which replaces the existing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company has chosen to early adopt this standard.

Management has determined that Section 3064 does not apply to activities that are unique to enterprises in the extractive industries such as prospecting, acquisition of mineral rights, exploration, drilling, mining and related mineral development. The Company will continue to follow Section 3061, Property, Plant and Equipment, which contains standards for measurement, presentation and disclosure of mining properties. As a result, adoption of this new standard did not have any impact on the Company's consolidated financial statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

2. Basis of Presentation and Accounting Policies (continued)

Future accounting changes

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

3. Capital Management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be equity, which is comprised of share capital, contributed surplus and accumulated deficit which at December 31, 2008 was a deficiency of $423,591 (2007 - $290,969).

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

5. Share Capital

(a) Authorized

Unlimited common shares without par value

(b) Issued and Outstanding

	Shares	Amounts
Balance, December 31, 2006	43,981,003	$11,174,108
Exercise of warrants	2,638,860	228,000
Fair value of warrants exercised	-	61,322
Balance, December 31, 2007 and 2008	**46,619,863**	**$11,463,430**

(i) On January 24, 2006, the Company completed a private placement of 8,796,200 units at CDN $0.05 per uni for gross proceeds of US $378,530 (CDN $439,810). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at a price o CDN $0.10 per share. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be US $204,408 (CDN $237,497). The following assumptions were used: dividend yield 0% risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.

(c) Warrants

The following table reflects the warrant activity for the year ended December 31, 2008:

	Number of warrants	Fair value
Balance, December 31, 2003, 2004 and 2005	-	$ -
Issued (Note 5(b))	8,796,200	204,408
Balance, December 31, 2006	8,796,200	204,408
Exercised	(2,638,860)	(61,322)
Expired	(6,157,340)	(143,086)
Balance, December 31, 2007 and 2008	-	$ -

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

5. Share Capital (continued)

(d) Stock Options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each stock option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2008 and 2007 are as follows:

	Number of stock options	Weighted average exercise price ($CDN)
Balance, December 31, 2005 and 2006	3,511,000	$ 0.10
Granted (i)	1,600,000	0.10
Expired	(1,600,000)	0.10
Balance, December 31, 2007	3,511,000	0.10
Granted (ii)	1,700,000	0.10
Cancelled	(1,431,000)	0.10
Balance, December 31, 2008	**3,780,000**	**$ 0.10**

The following table reflects the actual stock options outstanding and exercisable as of December 31, 2008:

Exercise price per share ($CDN)	Expiry date	Fair value	Number of stock options	Weighted average remaining contractual life [years]
$ 0.10	May 16, 2010	$ 15,484	480,000	1.37
$ 0.10	May 15, 2012	90,232	1,600,000	3.37
$ 0.10	May 8, 2013	188,873	1,700,000	4.35
$ 0.10		**$ 294,589**	**3,780,000**	**3.56**

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

5. Share Capital (continued)

(e) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2008	2007	2006
Numerator:			
Loss for the year	$ (321,495)	$ (255,827)	$ (344,752)
Denominator:			
Weighted average number of common shares	46,619,863	46,453,579	43,402,623
Effect of dilutive securities:			
Stock options/Warrants (i)	-	-	-
Denominator for basic and diluted loss per share	46,619,863	46,453,579	43,402,623
Basic loss per share	$ (0.01)	$ (0.01)	$ (0.01)
Diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

(i) The stock options and warrants were not included in the computation of diluted loss per share for 2008, 2007 and 2006 as their inclusion would be anti-dilutive.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

6. Income Taxes

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 34.2% (2007 - 36.1% and 2006 - 36.1%)) to the amount recognized in the statement of operations:

	2008	2007	2006
Loss before income tax reflected in consolidated statements of operations	$ (321,495)	$ (255,827)	$ (344,752)
Expected income tax recovery	(107,701)	(92,404)	(124,524)
Permanent differences	63,272	32,592	-
Tax rate change and other adjustments	448,742	182,911	124,524
Decrease in valuation allowance	(404,313)	(123,099)	-
Income tax	$ -	$ -	$ -

The Company's future income tax assets and liabilities as at December 31, 2008 and 2007 are as follows:

	2008	2007
Future Income Tax Assets		
Non-capital losses	$ 394,369	$ 762,037
Capital assets	20,519	21,639
Excess petroleum assets tax basis over accounting value	76,661	112,188
Share issue costs	10,150	10,150
	501,699	906,014
Valuation allowance	(501,699)	(906,014)
	$ -	$ -

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

6. Income Taxes (Continued)

Non-capital losses and resource pools

The Company has resource pools of approximately US $273,000 (CDN $332,000) consisting of Canadiar Exploration Expenditures of US $128,000 (CDN $156,000) and Canadian Development Expenditures of US $63,000 (CDN $76,000) and Canadian Foreign Exploration Expenditures of US $82,000 (CDN $100,000 which can be used to reduce taxable income in future years. The Company also has non-capital losses carriec forward of approximately US $552,200 (CDN $823,000) which can also be used to reduce taxable income ir future years. No benefit from these amounts has been recorded in these consolidated financial statements The non-capital losses will expire as follows:

	Canada (CDN$)	United States (USD$)
2009	$ 208,200	$ -
2010	174,700	-
2014	44,300	194,900
2015	28,400	91,400
2026	82,000	201,100
2027	120,400	55,000
2028	165,000	9,800
	$ 823,000	$ 552,200

7. Related Party Balances and Transactions

Balances with related parties are comprised of:

	2008	2007
Due from related party (Note 10) (i)	$ 250,000	$ 250,000
Due to related parties		
Roland Larsen (ii)	$ 25,400	$ 25,400
Royal Standard Minerals Inc. (iii)	110,306	108,813
Kentucky Standard Energy Company (iv)	25,000	-
	$ 160,706	$ 134,213

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

7. Related Party Balances and Transactions (continued)

8. Segmented Information

9. Loan Claims

	2008	2007
Unsecured vendor loan claims	$ 563,818	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

11. Supplemental Cash Flow Information

For the years ended December 31	2008	2007	2006	Cumulative from start of the exploration stage on January 1, 2002
Changes in non-cash working capital:				
Deposits	$ (4,105)	$ -	$ -	$ (4,105)
Trade and sundry receivables	-	-	-	209,937
Short-term investments	12,114	(483)	(11,631)	-
Inventory	-	-	-	1,211
Accounts payable and accrued liabilities	20,256	37,277	27,313	120,010
Accrued interest payable	24,585	-	-	24,585
Operating activities	$ 52,850	$ 36,794	$ 15,682	$ 351,638
Interest paid	$ -	$ -	$ 1,332	$ 93,749

12. Differences between Canadian GAAP and U.S. GAAP

As a registrant with the Securities and Exchange Commission in the United States, the Company is required t reconcile its financial results for significant measurement differences between Canadian GAAP and U.S GAAP as they specifically relate to the Company.

For the years ended December 31, 2008, 2007 and 2006, the Company does not have any materia differences in its consolidated financial statements under Canadian GAAP and U.S. GAAP.

Recent US GAAP accounting pronouncements

Business Combinations
In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

12. Differences between Canadian GAAP and U.S. GAAP (continued)

Recent US GAAP accounting pronouncements (continued)

Non-controlling Interest
In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners.

SFAS No. 160 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's consolidated financial position, results of operations and cash flows.

Accounting for Derivative Instruments
In June 2008, the FASB issued EITF Issue No. 07-05, "Determine whether an instrument (or Embedded Feature) is indexed to an Equity's Own Stock" ("EITF 07-05"). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity with an exercise price that is different from the entity's functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on its consolidated statements.

In June 2008, the FASB issued Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the "two-class" method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on January 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS 162.

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

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation 's activities in the future.

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
69
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

Date: January 21, 2010