Form 20-F/A
SHARPE RESOURCES CORP
filed 2010-02-19
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2012
Estimated average burden
Hours per response: 2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT 2

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

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

Date: February 19, 2010