Form 20-F
SHARPE RESOURCES CORP
filed 2010-06-30
CIK 1024696

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

For the fiscal year ended December 31, 2009

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

46,619,863 Common Shares

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	10
C.	Organizational structure	10
D.	Property, plants and equipment	10
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
A.	Operating results	11
B.	Liquidity and capital resources	13
C.	Research and development, patents and licenses, etc.	13
D.	Trend information	13
E.	Off balance sheet arrangements	13
F.	Tabular disclosures of contractual obligations	13
G.	Safe harbor	14
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	14
A.	Directors and senior management	14
B.	Compensation	15
C.	Board practices	20
D.	Employees	26
E.	Share ownership	26
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	26
A.	Major shareholders	26
B.	Related party transactions	27
C.	Interests of experts and counsel	28
ITEM 8	FINANCIAL INFORMATION	28
A.	Consolidated statements and other financial information	28
B.	Significant changes	29
ITEM 9	THE OFFER AND LISTING	29
A.	Offer and listing details	29
B.	Plan of distribution	31
C.	Markets	31
D.	Selling shareholders	31
E.	Dilution	31
F.	Expense of the issue	31
ITEM 10	ADDITIONAL INFORMATION	31
A.	Share capital	31
B.	Memorandum and articles of association	31
C.	Material contracts	31
D.	Exchange controls	31
E.	Taxation	33
F.	Dividends and paying agents	34
G.	Statements by experts	34
H.	Documents on display	34
I.	Subsidiary information	34

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	34
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	36
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	37
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	37
ITEM 15	CONTROLS AND PROCEDURES	37
A	DISCLOSURE CONTROLS AND PROCEDURES	37
B	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	37
C	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM	37
D	CHANGES IN CONTROL OVER FINANCIAL REPORTING	38
ITEM 16	[RESERVED]	38
A	AUDIT COMMITTEE FINANCIAL REPORT	38
B	CODE OF ETHICS	38
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	38
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	39
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	39
F	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	39
G	CORPORATE GOVERNANCE	39

PART III
ITEM 17	FINANCIAL STATEMENTS	40
	MANAGEMENTS DISCUSSION AND ANALYSIS	65
ITEM 18	FINANCIAL STATEMENTS	71
ITEM 19	EXHIBITS	71

	SIGNATURES	71

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12 of the 2009 Consolidated Financial Statements included with this report.

Sharpe Resources Corporation
Consolidated Financial Statement Data
For the Years Ended December 31
(Expressed in US Currency)

2009		2008	2007	2006	2005
Selected Operating Data
Revenue	30,663	$43,039	$10,808	$20,885	$17,644
Operating costs	(533)	(1,824)	(26,210)	(32,544)	($5,648)
Expenses	(144,033)	(362,710)	(240,425)	(254,968)	($139,078)
Gain on disposal of petroleum
and natural gas properties	0	0	0	0	$416,320
Net Income (Loss) for the period	(113,903)	(321,495)	(255,827)	(344,752)	$289,238
Earnings (Loss) per share basic	(0.00)	($0.01)	($0.01)	($0.01)	$0.01
Earnings (Loss) per share diluted	(0.00)	($0.01)	($0.01)	($0.01)	$0.01

	2009	2008	2007	2006	2005
Selected Balance Sheet Data
Cash and cash equivalents	$89,138	$239,155	$292,434	$193,235	$339,570
Total assets	339,138	493,260	554,548	454,866	$417,695
Loan claims	563,818	563,818	563,818	563,818	$587,369
Share capital	(11,463,430)	(11,463,430)	(11,463,430)	(11,174,108)	($10,999,986)
Deficit	(12,,456,259)	(12,342,356)	(12,020,861)	(11,765,034)	($11,420,282)

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies and represent the number of Canadian dollars per one US dollar.

			Year Ended December 31
	2010[1]	2009	2008	2007	2006	2005
High for the Period	1.0776	1.2995	1.2971	1.1852	1.1726	1.2703
Low for the Period	0.9960	1.0289	0.9717	0.9168	1.0989	1.1507
Average for the Period	1.0327	1.1412	1.660	1.0734	1.1340	1.2112
Rate at the end of the Period	1.0497	1.0461	1.2240	0.9881	1.1652	1.1656

1 Based on the period beginning 1/1/10 and ending on 5/28/10.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.
The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2009 was $113,903 as compared to $321,495 for the year ending December 31, 2008 a decrease of $207,592.

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

The Company has accumulated losses of US $12,456,259 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2009, the Company had outstanding options to purchase an aggregate of 3,580,000 Common Shares. The exercise prices of the outstanding options are Cdn. $0.10. The expiration dates of the outstanding options range from May 16, 2010 to May 8, 2013. At December 31, 2009 the Company had no warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

B. Business overview.

In May 2006, the Corporation changed its focus away from Texas based oil and gas business to coal, coal bed methane and shale gas projects in the northeastern US. The Company had been a resource company engaged in oil and gas exploration, and production in the United States since the early 1990's. This effort included the acquisition, exploration and development of oil and gas properties in the United States. However, in 2005, the Company sold its remaining oil and gas properties.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The net loss for the year ending December 31, 2009 was $113,903 as compared to the net loss of $321,495 for the year ending December 31, 2008 a decrease of $207,592 and is primarily due to the decrease in Stock option compensation from $188,873 for the year ending December 31, 2008 to zero in 2009. General and Administrative expenses also decreased by $31,249.

Revenue decreased from $43,039 for the year ending December 31, 2008 to $30,663 for the year ending December 31, 2009 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

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

Revenue increased from $10,808 for the year ending December 31, 2007 to $43,039 for the year ending December 31, 2008 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Details of the proposed acquisition are included in Note 10(a) of the Consolidated Financial Statements for the Years Ended December 31, 2008, 2007, 2006. The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Corporation and the issuance of 2 million shares of the Corporation's common stock.

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

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The net loss for the year ending December 31, 2007 was $ 255,827 as compared to the net loss of $344,752 for the year ending December 31, 2006 a decrease of $88,925. Revenue decreased from $20,885 for the year ending December 31, 2006 to $10,808 in 2007. Revenue consists of $2,202 in interest income and $8,606 in various small override interests in petroleum and natural gas properties.

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

B. Liquidity and capital resources.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The Corporation's cash balance at December 31, 2009 was $89,138 compared to $239,155 at December 31, 2008. Total assets at December 31, 2009 were $339,138 compared to $493,260 at December 31, 2008.

Total liabilities decreased from $916,851 at December 31, 2008 to $876,632 at December 31, 2009 a decrease of $40,219. Accounts payable decreased from $192,327 at December 31, 2008 to $175,760 at December 31, 2009. The Current portion of due to related parties decreased from $74,708 at December 31, 2008 to $25,400 at December 31, 2009.

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

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The Corporation's cash balance at December 31, 2007 was $292,434 compared to $193,235 at December 31, 2006. Total assets at December 31, 2007 were $554,548 compared to $454,866 at December 31, 2006.

There was little change in current liabilities at December 31, 2007 which were $845,517 compared to $808,240 at December 31, 2006 a difference of $37,277. Accounts payable increased from $110,209 at December 31, 2006 to $147,486 at December 31, 2007.

C. Research and development, patents and licenses, etc.

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Contractual Obligations		Payments by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654*		$111,654

*See item (iii) in Note 7 of the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

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

Name and Principal Position	Year				Non-equity incentive plan compensation ($)
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Roland Larsen President	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	$55,5481	Nil	Nil	Nil	Nil	$55,548
	2007	Nil	Nil	$56,3952	Nil	Nil	Nil	Nil	$56,395

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

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2009.

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

Outstanding Share-based awards and option based awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2009 and the value of unexercised options held by the Named Executive Officers as at December 31, 2009. The Company does not have a share-based plan.

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

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2009.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	($)
Roland Larsen	Nil	Nil	Nil

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

Compensation of Directors

The Directors have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed. The Directors had no other arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended December 31, 2009. Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers. See "Summary of Compensation" above.

The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2009:

Name and Principal Position	Year	Fees ($)	Share- based awards ($)	Option- based awards ($)	Annual Incentive Plans Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Kimberly Koerner Director/Treasurer	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil $55,5481 $33,3872	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $55,548 $33,387
Troy Koerner Director	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil $56,3952 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $56,395 Nil

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

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2009 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2009. The Company does not have a share-based plan.

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

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2009.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kimberly Koerner	Nil	Nil	Nil
Troy Koerner	Nil	Nil	Nil

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	3,580,000	$0.10	1,281,986
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,580,000	$0.10	1,281,968

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
Roland Larsen
Troy Koerner

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

5. Administrative Matters: The following general provisions shall have application to the Audit Committee:

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at December 31, 2009 each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)
CDS & Co. (2) Toronto, Ontario	24,222,266 Common Shares	51.96%
Roland M. Larsen Richmond, Virginia	5,277,720	11.32%
(1)     Based on 46,619,863 Common Shares issued and outstanding as at December 31, 2009.
(2)     This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

	2009	2008	2007
Due from related party [1]	250,000	$250,000	$250,000
Due to related party Roland M. Larsen[2] Royal Standard Minerals Inc.[3]	25,400 111,654	$25,400 110,306	$25,400 108,813
Kentucky Standard Energy Co.[4]	Nil	25,000	Nil
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

  On September 9, 2008, the Company entered into an agreement with RSM for the repayment of the loan. To this end, the Company has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31,

  2009, the Company accrued interest of $2,841 (2008 - $1,493 and 2007 - $Nil) on this liability.

  On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $13,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2008 - $21, 548).

  This loan was payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It is unsecured, non-interest bearing, and was repaid in February, 2009.

Management fees of $nil (2008- $nil, 2007 - $15,000) were paid to an officer and director of the Company.

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2009, 2008, 2007

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2009 and 2008

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2009, 2008, 2007

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2009, 2008, 2007

  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

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

The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stocks. The agreement is subject to regulatory approvals and as of December 31, 2009, the business combination has not been so approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated.

b) On June 12, 2008, the Company announced that Royal Standard Minerals Inc. ("RSM") had reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

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

c) The Company has entered into an option and joint venture agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.

The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company's articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2009, no series has been designated by the board of directors of the Company.

There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian currency)

	High	Low	Avg. Volume
2005 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.06 $0.09 $0.17	$0.04 $0.03 $0.03 $0.04	9,378 27,991 41,567 108,903
2006 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.18 $0.18 $0.17 $0.10	$0.09 $0.10 $0.08 $0.05	39,533 51,333 17,900 19,500
2007 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.07 $0.07 $0.08	$0.05 $0.06 $0.06 $0.04	29,567 19,267 14,262 29,696
2008 First Calendar Quarter Second Calendar Quarter	$0.15 $0.23	$0.05 $0.12	43,057 56,959

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Avg.Volume
2008 Third Calendar Quarter Fourth Calendar Quarter	$0.45 $0.15	$0.08 $0.05	2.633 2,533
2009 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.11 $0.09 $0.09 $0.09	$0.02 $0.02 $0.06 $0.03	700 6,700 5,700 10,267
2010 January 2010 February 2010 March 2010 April 2010 May 2010	$0.06 $0.07 $0.05 $0.06 $0.12	$0.02 $0.03 $0.03 $0.04 $0.04	6,100 5,100 6,100 13,600 5,700

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

Credit Risk

Credit risk is the risk of loss associated with a counterpart's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts and money market funds with reputable financial institutions. Due from related party amount is form a company that is related by virtue of its ownership by an officer and director of the Company. The amount is in good standing as of December 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and due from related party is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at December 31, 2009, the Company had a cash and cash equivalents balance of $89,138 (December 31, 2008 - $239,155) to settle accounts payable and accrued liabilities of $175,760 (December 31, 2008 - ($192,327), the current portion of due to related parties of $25,400 (December 31, 2008 - $74,708) and other liabilities of $563,818 (December 31, 2008 $563,818). The Company's account payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see Note 7 (i), (ii) of the Company's financial statements included herein under item #17). The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates (refer to Note 7(ii) of the Company's financial statements included herein under item #17). The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and money market funds and is satisfied with the creditworthiness of its banks.

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

Commodity Price Risk

Commodity price risk could adversely affect the Company. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of December 31, 2009, the Company was not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)     Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2009, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.
(ii)    The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $5,871 with all other variables held constant.

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

B. Management's Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the temporary rules of the

Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Item 16C. Principal Accountant Fees and Services.

	2009	2008	2007
Audit Fees	$30,000	$35,000	$34,000
Audit Related Fees	$0	$0	$3,000
Tax Fees	$0	$0	$2,000
All Other Fees	$480	$750	$592

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

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2009, 2008, 2007

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2009 and 2008

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2009, 2008, 2007

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2009, 2008, 2007

  Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

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

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants Licensed Public Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MSCM LLP
Accountants & Advisors for a Complex World®

Auditors' Report

We have audited the consolidated balance sheets of Sharpe Resources Corporation as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for each of the years in the two-year period ended December 31, 2009 and for the period from inception on January 1, 2002 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 and for the period from inception on January 1, 2002 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Sharpe Resources Corporation for the period from inception on January 1, 2002 to December 31, 2007. Those consolidated financial statements were audited by other auditors who issued a report without reservation on April 4, 2008.

Signed: ***"MSCM LLP"***

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 12, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 12, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: ***"MSCM LLP"***

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 12, 2010

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31,		2009		2008
Assets				
Current assets				
Cash and cash equivalents (Note 2)	$	**89,138**	$	239,155
Deposits and other assets		**-**		4,105
		89,138		243,260
Due from related party (Note 7)		**250,000**		250,000
	$	**339,138**	$	493,260
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**175,760**	$	192,327
Current portion of due to related parties (Note 7)		**25,400**		74,708
Other liabilities (Note 9)		**563,818**		563,818
		764,978		830,853
Due to related parties (Note 7)		**111,654**		85,998
		876,632		916,851
Shareholders' Deficiency				
Share capital (Note 5(b))		**11,463,430**		11,463,430
Contributed surplus		**455,335**		455,335
Deficit		**(12,456,259)**		(12,342,356)
		(537,494)		(423,591)
	$	**339,138**	$	493,260

Nature of Operations and Going Concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Signed: *"Roland Larsen"*
Director

Signed: *"Kimberly Koerner"*
Director

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

For the Periods Ended December 31,	2009	2008	2007	Cumulative From Start of the Exploration Stage on January 1, 2002
Revenue				
Petroleum and natural gas revenue	$ **29,621**	$ 39,604	$ 8,606	$ 425,997
Royalty income	-	-	2,202	-
Interest income	**1,042**	3,435	-	17,959
Other income	-	-	-	3,239
	30,663	43,039	10,808	447,195
Operating and administrative expenses				
Operating	**533**	1,824	26,210	742,932
General and administrative	**118,003**	149,252	110,547	796,245
Depletion, depreciation and amortization	-	-	-	35,353
Stock-option compensation	-	188,873	90,232	312,249
Interest on advance	**2,032**	2,032	2,093	13,602
Interest on loan claims	**23,998**	22,553	22,553	132,712
Management fees	-	-	15,000	169,000
	144,566	364,534	266,635	2,202,093
Loss before the following:	**(113,903)**	(321,495)	(255,827)	(1,754,898)
Write-off of an option to acquire mineral property	-	-	-	(78,125)
Gain on disposal of petroleum and natural gas properties	-	-	-	606,047
Gain on disposal of capital asset	-	-	-	10,000
Gain on settlement of debt	-	-	-	149,681
Net loss and comprehensive loss for the period	$ **(113,903)**	$ (321,495)	$ (255,827)	$ (1,067,295)
Loss per common share Basic and diluted (Note 5(d))	$ **(0.00)**	$ (0.01)	$ (0.01)	-
Weighted average of common shares outstanding (Note 5(d))	**46,619,863**	46,619,863	46,453,579	-

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total
Balance, December 31, 2001	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$ (11,388,964)**	**$ (467,103)**
Net loss for the year	-	-	-	-	(111,999)	(111,999)
Balance, December 31, 2002	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$ (11,500,963)**	**$ (579,102)**
Stock options granted	-			17,660	-	17,660
Net loss for the year	-	-	-	-	(13,648)	(13,648)
Balance, December 31, 2003	**33,184,803**	**$ 10,921,861**	**$ -**	**$ 17,660**	**$ (11,514,611)**	**$ (575,090)**
Shares issued for mining property	2,000,000	78,125	-	-	-	78,125
Net loss for the year	-	-	-	-	(194,909)	(194,909)
Balance, December 31, 2004	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 17,660**	**$ (11,709,520)**	**$ (691,874)**
Stock options granted	-	-	-	15,484	-	15,484
Net income for the year	-	-	-	-	289,238	289,238
Balance, December 31, 2005	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 33,144**	**$ (11,420,282)**	**$ (387,152)**
Issued on private placement	8,796,200	378,530	-	-	-	378,530
Fair value of warrants issued	-	(204,408)	204,408	-	-	-
Net loss for the year	-	-	-	-	(344,752)	(344,752)
Balance, December 31, 2006	**43,981,003**	**$ 11,174,108**	**$ 204,408**	**$ 33,144**	**$ (11,765,034)**	**$ (353,374)**
Exercise of warrants	2,638,860	228,000	-	-	-	228,000
Fair value of warrants exercised	-	61,322	(61,322)	-	-	-
Expiry of warrants	-	-	(143,086)	143,086	-	-
Fair value of granted options	-	-	-	90,232	-	90,232
Net loss for the year	-	-	-	-	(255,827)	(255,827)
Balance, December 31, 2007	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 266,462**	**$ (12,020,861)**	**$ (290,969)**
Stock-based compensation	-	-	-	188,873	-	188,873
Net loss for the year	-	-	-	-	(321,495)	(321,495)
Balance, December 31, 2008	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$ (12,342,356)**	**$ (423,591)**
Net loss for the year	-	-	-	-	(113,903)	(113,903)
Balance, December 31, 2009	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$ (12,456,259)**	**$ (537,494)**

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

For the Periods Ended December 31	2009	2008	2007	Cumulative From Start of the Exploration Stage on January 1, 2002
Cash flows used in by operating activities				
Net loss for the period	$ **(113,903)**	$ (321,495)	$ (255,827)	$ (1,067,295)
Operating items not involving cash:				
Depletion, depreciation and amortization	-	-	-	35,353
Accrued interest payable	**24,585**	24,585	-	49,170
Stock-option compensation	-	188,873	90,232	312,249
Write-off of an option to acquire mineral property	-	-	-	78,125
Gain on disposal of petroleum and natural gas properties	-	-	-	(606,047)
Gain on disposal of capital asset	-	-	-	(10,000)
Gain on settlement of debt	-	-	-	(149,681)
Changes in non-cash working capital items (Note 11)	**(37,047)**	28,265	36,794	290,006
	(126,365)	(79,772)	(128,801)	(1,068,120)
Cash flows (used in) provided by financing activities				
Repayment of long term debt	-	-	-	(117,654)
Repayment of loan claims	-	-	-	(100,715)
Advances to/from related parties	**(23,652)**	26,493	-	(145,466)
Common shares issued	-	-	228,000	606,530
	(23,652)	26,493	228,000	242,695
Cash flows provided by investing activities				
Additions to coal mining properties	-	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	-	-	606,467
Proceeds on disposal of capital assets	-	-	-	10,000
	-	-	-	585,063
Decrease in cash and cash equivalents	**(150,017)**	(53,279)	99,199	(240,362)
Cash and cash equivalents, beginning of period	**239,155**	292,434	193,235	329,500
Cash and cash equivalents, end of period	$ **89,138**	$ 239,155	$ 292,434	$ 89,138

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

1. Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

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

(ii) The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

(iii) The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

As at December 31, 2009, the Company had negative working capital of $ 425,840 (December 31, 2008 - $ 337,593) and an accumulated deficit of $ 12,456,259 (December 31, 2008 - $12,342,356).

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company funded its operations for the year ended December 31, 2009 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. Basis of Presentation and Accounting Policies

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP").

A summary of the material differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") which affect the Company are contained in Note 12.

The significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sharpe Energy Company and 1032144 Ontario Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

2. Basis of Presentation and Accounting Policies (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less at the date of issuance.

Included in cash and cash equivalents are:

	2009	2008
Cash	$ 23,022	$ 64,081
Money market funds	66,116	175,074
	$ 89,138	$ 239,155

Revenue recognition

Revenue from royalties is recognized when received. Gains or losses from the sale of assets are recognized when sold.

Joint ventures

The Company enters into agreements jointly with others that provide for a specified percentage interest in mining properties. Joint venture accounting, which reflects the Company's proportionate interest in the mining properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms. As at December 31, 2009, the Company has not entered into any formal joint venture agreements.

Stock based compensation

The Company records all stock based compensation and other stock based payments using the fair value method.

Under the fair value method, stock based payments are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

2. Basis of Presentation and Accounting Policies (Continued)

Financial instruments

The Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes in fair value recorded in net loss. Due from related party is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and other liabilities are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2009, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, due to/from related parties, accounts payable and accrued liabilities and other liabilities are the same.

Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

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

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

2. Basis of Presentation and Accounting Policies (Continued)

New accounting policies adopted

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company's consolidated financial statements as at December 31, 2009.

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Section 3064, "Goodwill and Intangible Assets" which replaces CICA Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs", as well as EIC-27, "Revenues and Expenditures During the Pre-operating Period", and part of Accounting Guideline 11, "Enterprises in the development stage". Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards ("IFRS"). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition; and 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing items that do not meet the recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the standard relating to goodwill remain unchanged. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at December 31, 2009.

Categories of financial assets and liabilities

In June 2009, CICA issued an amendment to Section 3862, "Financial Instruments – Disclosures" in an effort to make Section 3862 consistent with International Financial Reporting Standards 7 – Disclosures ("IFRS 7"). The purpose was to establish a framework for measuring fair value in GAAP and expand disclosures about fair value measurements. To make the disclosures an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009. The Company has included disclosures recommended by the new Handbook section in Note 4 (b) to these consolidated financial statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

2. Basis of Presentation and Accounting Policies (Continued)

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: "Business Combinations" ("Section 1582"), "Consolidated Financial Statements" ("Section 1601"), and "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces section 1581 and revises standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of these new accounting standards.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2011.The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

3. Capital Management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintains optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be share capital and contributed surplus.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

4. Financial Risk Factors (Continued)

Market Risk (Continued)

Commodity Price Risk

Sensitivity Analysis

(b) Fair Value Hierarchy and Liquidity Risk Disclosure

The following table illustrates the classification of the Corporation's financial instruments within the fair value hierarchy as at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Financial assets				
- Cash and cash equivalents	$ 89,138	$ -	$ -	$ 89,138
- Due from related party	$ -	$ -	$ -	$ -
Financial liabilities				
- Accounts payable and accrued liabilities	$ -	$ 175,760	$ -	$ 175,760
- Current portion of due to related parties	$ -	$ 25,400	$ -	$ 25,400
- Other liabilities	$ -	$ 563,818	$ -	$ 563,818
- Due to related parties	$ -	$ 111,654	$ -	$ 111,654

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

5. Share Capital

(a) Authorized

Unlimited common shares without par value

(b) Issued and Outstanding

	Shares	Amount
Balance, December 31, 2009, 2008 and 2007	**46,619,863**	**$ 11,463,430**

(c) Stock options

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each stock option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2009 and 2008 are as follows:

	Number of stock options	Weighted average exercise price ($CDN)
Balance, December 31, 2007	3,511,000	$ 0.10
Granted	1,700,000	0.10
Expired	(1,431,000)	0.10
Balance, December 31, 2008	3,780,000	0.10
Cancelled	(200,000)	0.10
Balance, December 31, 2009	**3,580,000**	**$ 0.10**

The following table reflects the actual stock options outstanding and exercisable as of December 31, 2009:

Exercise price per share ($CDN)	Expiry date	Fair value	Number of stock options	Weighted average remaining contract life (years)
$ 0.10	May 16, 2010	$ 15,484	480,000	0.38
$ 0.10	May 15, 2012	90,232	1,600,000	2.38
$ 0.10	May 8, 2013	166,653	1,500,000	3.36
		$ 272,369	**3,580,000**	**2.52**

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

5. Share Capital (Continued)

(d) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2009	2008	2007
Numerator:			
Loss for the year	$ (113,903)	$ (321,495)	$ (255,827)
Denominator:			
Weighted average number of common shares	46,619,863	46,619,863	46,453,579
Effect of dilutive securities:			
Stock options/Warrants (i)	-	-	-
Denominator for basic and diluted Loss per share	46,619,863	46,619,863	46,453,579
Basic loss per share	$ (0.00)	$ (0.01)	(0.01)
Diluted loss per share	$ (0.00)	$ (0.01)	(0.01)

(i) The stock options and warrants were not included in the computation of diluted loss per share for 2009 and 2008 as their inclusion would be anti dilutive.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

6. Income Taxes

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 31% (2008 - 33.5%) to the amount recognized in the statement of operations:

	2009	2008	2007
Loss before income tax reflected in the consolidated statements of loss and comprehensive loss	$ (113,903)	$ (321,495)	$ (255,827)
Expected income tax recovery	$ (35,310)	$ (107,701)	$ (92,404)
Permanent differences	-	63,272	32,592
Tax rate change and other adjustments	140,370	448,742	182,911
Expiry of losses	61,396	-	-
Foreign exchange impact	(33,284)	-	-
Decrease in valuation allowance	(133,172)	(404,313)	(123,099)
Income tax recovery	$ -	$ -	$ -

The Company's future income tax assets and liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008
Future Income Tax Assets		
Non capital losses	$ 282,289	$ 394,369
Capital assets	20,151	20,519
Excess petroleum assets tax basis over accounting value	66,087	76,661
Share issue costs	-	10,150
	368,527	501,699
Valuation allowance	(368,527)	(501,699)
	$ -	$ -

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

6. Income Taxes (Continued)

Non capital losses and resource pools

The Company has resource pools of approximately US $273,000 (CDN $287,000) consisting of Canadian Exploration Expenditures of US $128,000 (CDN $134,500) and Canadian Development Expenditures of US $63,000 (CDN $66,200) and Canadian Foreign Exploration Expenditures of US $82,000 (CDN $86,200) which can be used to reduce taxable income in future years. The Company also has non capital losses available to be carried forward in Canada of approximately US $726,000 (CDN $ 690,800) and non capital losses available to be carried forward in the United States of US $303,800 (CDN $319,300) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these consolidated financial statements. The non capital losses will expire as follows:

	Canada (CDN$)	United States (USD$)
2010	$ 174,700	$ -
2014	44,300	-
2015	28,400	-
2026	82,000	201,100
2027	120,400	55,000
2028	165,000	9,800
2029	76,000	37,900
	$ 690,800	$ 303,800

7. Related Party Balances and Transactions

Balances with related parties are comprised of:

	2009	2008
Due from related party		
Standard Energy Company (i) and (Note 10 (a))	**$ 250,000**	$ 250,000
Due to related parties		
Roland Larsen (ii)	**$ 25,400**	$ 25,400
Royal Standard Minerals - current portion (iii)	**-**	49,308
	25,400	74,708
Royal Standard Minerals - long term portion (iii)	**111,654**	60,998
Kentucky Standard Energy Company (iv)	**-**	25,000
	$ 137,054	$ 160,706

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

9. Loan Claims

	2009	2008
Unsecured vendor loan claims	$ **563,818**	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense. For the year ended December 31, 2009, the Company accrued dividend of $22,553 (2008 - $22,553).

10. Mining Interests

(a) Business Combination

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

11. Supplemental Cash Flow Information

For the years ended December 31	2009	2008	2007	Cumulative from Start of the Exploration Stage on January 1, 2002
Changes in non cash working capital:				
Deposits and other assets	$ 4,105	$ (4,105)	-	$ -
Trade and sundry receivables	-	-	-	209,937
Short term investments	-	12,114	(483)	-
Inventory	-	-	-	1,211
Accounts payable and accrued liabilities	(41,152)	20,256	37,277	78,858
Operating activities	$ (37,047)	$ 28,265	36,794	$ 290,006
Interest paid	$ -	$ -	-	$ 93,749

12. Differences between Canadian GAAP and U.S. GAAP

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2009 and 2008, the Company does not have any material differences in its consolidated financial statements under Canadian GAAP and U.S. GAAP.

Recent US GAAP accounting pronouncements

In December 2007, FASB issued SFAS 160, "Non controlling Interests in Consolidated Financial Statements" ("SFAS 160", Codified within ASC 810), which specifies that non controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non controlling interests, except for the presentation and disclosure requirements which require retrospective application. The adoption of SFAS 160 non controlling interests as required at January 1, 2009 did not have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R (Codified within ASC 805). The statement is effective for periods beginning on or after December 15, 2008. The Company did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of SFAS 141R on January 1, 2009 did not have a material effect on the Company's results of operations or financial position.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2009 and 2008

12. Differences between Canadian GAAP and U.S. GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity's Own Stock" (Codified within ASC 815). The standard provides that an equity linked financial instrument (or embedded feature) would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The Issue is effective for periods beginning on or after December 15, 2008. The effect of adopting this EITF on January 1, 2009 did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, ("SFAS 165", Codified within ASC 855). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not have a material effect on the Company's results of operations or financial statement position.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS 168", Codified within ASC 105). SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then existing non SEC accounting and reporting standards. All other non grandfathered non SEC accounting literature not included in the Codification will become non authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

In August 2009, FASB amended SFAS 157 (Codified within ASC 820). The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The amended standard also clarifies the application of certain valuation techniques. This standard is effective for interim and annual periods beginning after August 26, 2009. The Company is currently assessing the potential impact, if any, on its results of operations or financial position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2009. The MD&A was prepared as of April 26th, 2010 and should be read in conjunction with the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the Canadian Business Corporations Act (CBCA) and its common shares are listed in the United States on the OTC:BB symbol SHGP.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal and coal gas projects in the northern and central Appalachian region of the eastern United States.

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

Results of Operations

The net loss for the year ending December 31, 2009 was $113,903 as compared to the net loss of $321,495 for the year ending December 31, 2008 a decrease of $207,592 and is primarily due to the decrease in Stock option compensation from $188,873 for the year ending December 31, 2008 to zero in 2009. General and Administrative expenses also decreased by $31,249.

Revenue decreased from $43,039 for the year ending December 31, 2008 to $30,663 for the year ending December 31, 2009 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Standard and the Company were also applying for up to 10 drilling permits to test the property. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Liquidity and Capital Resources

The Corporation's cash balance at December 31, 2009 was $89,138 compared to $239,155 at December 31, 2008. Total assets at December 31, 2009 were $339,138 compared to $493,260 at December 31, 2008.

Total liabilities decreased from $916,851 at December 31, 2008 to $876,632 at December 31, 2009 a decrease of $40,219. Accounts payable decreased from $192,327 at December 31, 2008 to $175,760 at December 31, 2009. The Current portion of due to related parties decreased from $74,708 at December 31, 2008 to $25,400 at December 31, 2009.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

	Contractual Obligations Payments by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654*		$111,654

* See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at December 31, 2009. Also at December 31, 2009 the Corporation had outstanding options to purchase 3,580,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2013.

There are no warrants outstanding at December 31, 2009.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

2009		2008	2007
Selected Operating Data
Revenue	$30,663	$43,039	$10,808
Operating Costs	($533)	($1,824)	($26,210)
Expenses	($144,033)	($362,710)	($225,425)
Management Fee	($0)	($0)	($15,000)
Net loss for the year	($113,903)	($321,495)	($255,827)
Loss per share - basic	($0.00)	($0.01)	($0.01)
Loss per share - diluted	($0.00)	($0.01)	($0.01)
	2009	2008	2007
Selected Balance Sheet Data
Total Assets	$339,138	$493,260	$554,548
Total Long Term Debt	$111,654	$85,998	$0
Total Liabilities	$876,632	$916,851	$845,517
Share Capital	$11,463,430	$11,463,430	$11,463,430
Deficit	($12,456,259)	($12,342,356)	($12,020,861)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

3 Mos.		3 Mos.	3 Mos.	3 Mos.
Ending Dec 31, 2009		Ending Sept 30, 2009	Ending June 30, 2009	Ending Mar 31, 2009
Revenue	$3,982	$21,652	$3,100	$1,929
Expenses Net Income	($9,872)	($62,635)	($50,418)	($21,641)
(Loss) Net Income	($5,890)	($40,983)	($47,318)	($19,712)
(Loss) per Common
share basic
and diluted	($0.00)	($0.00)	($0.00)	($0.00)
3 Mos. Ending Dec 31, 2008	3 Mos. Ending Sept 30, 2008	3 Mos. Ending June 30, 2008	3 Mos. Ending Mar 31 2008
$11,912	$18,922	$11,901	$304
($78,978)	($41,607)	($228,470)	($15,479)
($67,066)	($22,685)	($216,569)	($15,175)
($0.01)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

December 31, 2009			December 31, 2008	December 31, 2007
Due From Related Party	Standard Energy Corporation (i)	$250,000 $250,000	$250,000 $250,000	$250,000 $250,000
Due To Related Parties	Roland M. Larsen (ii) Royal Standard Minerals Inc. (iii) Kentucky Standard Energy Corporation (iv)	$25,400 $111,654 $0 $137,054	$25,400 $110,306 $25,000 $160,706	$25,400 $108,813$0 $134,213

(i) The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

(ii) This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,483) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the Company's audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation. As consideration for this extension, RSM cancelled the Note received from the Company and received an new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013.

(iv) This loan was payable to Kentucky Standard Energy Corporation with which the Company has common management and common directors. It was unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

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

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

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

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Management’s Responsibility for Financial Information

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

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharperesourcescorporation.com.

\s\ Roland M. Larsen
Roland M. Larsen President

Heathsville, VA
April 26, 2010

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit 12 Section 302 Certifications
Exhibit 13 Section 906 Certifications

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHARPE RESOURCES CORPORATION
(Registrant)

\s\ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: June 29, 2010