Form 20-F
SHARPE RESOURCES CORP
filed 2011-06-30
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
Expires: December 31, 2012
Estimated average burden
Hours per response: 2645.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

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
COMMON SHARES
(Title of Class)

(Title of Class)
SEC 1852 (09-10)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	10
C.	Organizational structure	10
D.	Property, plants and equipment	10
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	10
A.	Operating results	10
B.	Liquidity and capital resources	13
C.	Research and development, patents and licenses, etc.	13
D.	Trend information	13
E.	Off balance sheet arrangements	13
F.	Tabular disclosures of contractual obligations	14
G.	Safe harbor	14
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	14
A.	Directors and senior management	14
B.	Compensation	15
C.	Board practices	20
D.	Employees	26
E.	Share ownership	26
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	26
A.	Major shareholders	26
B.	Related party transactions	27
C.	Interests of experts and counsel	28
ITEM 8	FINANCIAL INFORMATION	28
A.	Consolidated statements and other financial information	28
B.	Significant changes	28
ITEM 9	THE OFFER AND LISTING	30
A.	Offer and listing details	30
B.	Plan of distribution	32
C.	Markets	32
D.	Selling shareholders	32
E.	Dilution	32
F.	Expense of the issue	32
ITEM 10	ADDITIONAL INFORMATION	32
A.	Share capital	32
B.	Memorandum and articles of association	32
C.	Material contracts	32
D.	Exchange controls	32
E.	Taxation	34
F.	Dividends and paying agents	35
G.	Statements by experts	35
H.	Documents on display	35
I.	Subsidiary information	35

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	35
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	37
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	38
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	38
ITEM 15	CONTROLS AND PROCEDURES	38
A	DISCLOSURE CONTROLS AND PROCEDURES	38
B	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	38
C	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM	38
D	CHANGES IN CONTROL OVER FINANCIAL REPORTING	39
ITEM 16	[RESERVED]	39
A	AUDIT COMMITTEE FINANCIAL REPORT	39
B	CODE OF ETHICS	39
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	39
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	40
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	40
F	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	40
G	CORPORATE GOVERNANCE	40

PART III
ITEM 17	FINANCIAL STATEMENTS	41
	MANAGEMENTS DISCUSSION AND ANALYSIS	66
ITEM 18	FINANCIAL STATEMENTS	73
ITEM 19	EXHIBITS	73

	SIGNATURES	73

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiary Sharpe Energy Company.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12 of the 2010 Consolidated Financial Statements included with this report.

Sharpe Resources Corporation
Consolidated Financial Statement Data
For the Years Ended December 31
(Expressed in US Currency)

	2010	2009	2008	2007	2006
Selected Operating Data
Revenue	$4,319	30,663	$43,039	$10,808	$20,885
Operating costs	(161)	(533)	(1,824)	(26,210)	(32,544)
Expenses	(132,363)	(144,033)	(362,710)	(240,425)	(254,968)
Impairment of due from related party	(269,500)	0	0	0	0
Net Income (Loss) for the period	(397,705)	(113,903)	(321,495)	(255,827)	(344,752)
Earnings (Loss) per share basic	($0.01)	(0.00)	($0.01)	($0.01)	($0.01)
Earnings (Loss) per share diluted	($0.01)	(0.00)	($0.01)	($0.01)	($0.01)

	2010	2009	2008	2007	2006
Selected Balance Sheet Data
Cash and cash equivalents	$8,519	$89,138	$239,155	$292,434	$193,235
Total assets	8,519	339,138	493,260	554,548	454,866
Loan claims	564,828	563,818	563,818	563,818	563,818
Share capital	(11,463,430)	(11,463,430)	(11,463,430)	(11,463,430)	(11,174,108)
Deficit	(12,853,964)	(12,,456,259)	(12,342,356)	(12,020,861)	(11,765,034)

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

				Year Ended December 31
	2011[1]	2010	2009	2008	2007	2006
High for the Period	1.0020	1.0776	1.2995	1.2971	1.1852	1.1726
Low for the Period	0.9486	0.9960	1.0289	0.9717	0.9168	1.0989
Average for the Period	0.9765	1.0298	1.1412	1.660	1.0734	1.1340
Rate at the end of the Period	0.9688	1.0009	1.0461	1.2240	0.9881	1.1652

1 Based on the period beginning 1/1/11 and ending on 5/31/11.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.
The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature. The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2010 was $397,705 as compared to $113,903 for the year ending December 31, 2009 an increase of $283,802.

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

The Company has accumulated losses of US $12,853,964 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2010, the Company had outstanding options to purchase an aggregate of 3,100,000 Common Shares. The exercise prices of the outstanding options are Cdn. $0.10. The expiration dates of the outstanding options range from May 15, 2012 to May 8, 2013. At December 31, 2010 the Company had no warrants outstanding. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

D. Property, plants and equipment.

The registered office of Sharpe Resources Corporation is located at 360 Bay Street, Suite 500,  Toronto, Ontario M5H 2V6. The principal US office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The net loss for the year ending December 31, 2010 was $397,705 as compared to the net loss of $113,903 for the year ending December 31, 2009 and is a direct result of an impairment loss on the loan receivable from Standard Energy Company due to the uncertainty with respect to collection.

Revenue decreased from $30,663 for the year ending December 31, 2009 to $4,319 for the year ending December 31, 2010 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation (“Standard”).  Standard is a private company related by virtue of its ownership by an officer and director of the Company.   Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.  The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company’s common stock.  The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved.  The 2 million shares of the Company’s common stock were not issued as of December 31, 2009.  Subsequent to the 2009 year end, this transaction was terminated and the receivable due from Standard Energy Company in the amount of two hundred and fifty thousand dollars was written off as uncollectible.

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

B. Liquidity and capital resources.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The Corporation’s cash balance at December 31, 2010 was $8,519 compared to $89,138 at December 31, 2009.  Total assets at December 31, 2010 were $8,519 compared to $339,138 at December 31, 2009.

Total liabilities increased $67,086 in the year of 2010 going from $876,632 at December 31, 2009 to $943,718 at December 31, 2010.  The increase is the direct result of an increase in accounts payable.

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

See Item 4. D. above.

D. Trend information.

See Items 3. D. and 4. D. above.

E. Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Contractual Obligations		Payments by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654*	$44,378	$67,276	$0	$0

*See item (iii) in Note 7 of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 of the Corporation.

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

Name and Principal Position	Year				Non-equity incentive plan compensation ($)
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Roland Larsen President	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	$55,548[1]	Nil	Nil	Nil	Nil	$55,548

Notes:

(1)
Options to acquire 500,000 common shares at an exercise price of $0.10 per share expiring May 8, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years.

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2010.

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

Outstanding Share-based awards and option based awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2010 and the value of unexercised options held by the Named Executive Officers as at December 31, 2010. The Company does not have a share-based plan.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Roland M. Larsen	500,000 1,000,000	$0.10 $0.10	May 08, 2013 May 15, 2012	Nil Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2010.

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

The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2010:

Name and Principal Position	Year	Fees ($)	Share- based awards ($)	Option- based awards ($)	Annual Incentive Plans Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Kimberly Koerner Director/Treasurer	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil $55,548[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $55,548
Troy Koerner Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil $56,395[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $56,395

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

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2010 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2010. The Company does not have a share-based plan.

		Option-based Awards			Share -based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Kimberly Koerner	500,000 600,000	$0.10 $0.10	May 08, 2013 May 15, 2012	Nil Nil	N/A	N/A
Troy Koerner	500,000	$0.10	May 08, 2013	Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer's during the year ended December 31, 2010.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kimberly Koerner	Nil	Nil	Nil
Troy Koerner	Nil	Nil	Nil

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2010.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	3,100,000	$0.10	1,761,968
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,100,000	$0.10	1,761,968

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at December 31, 2010 each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)
CDS & Co. (2) Toronto, Ontario	24,207,266 Common Shares	51.925%
Roland M. Larsen Richmond, Virginia	5,277,720 Common Shares	11.321%
(1)     Based on 46,619,863 Common Shares issued and outstanding as at December 31, 2010.
(2)     This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

	2010	2009	2008
Due from related party [1]	0	250,000	$250,000
Due to related party Roland M. Larsen[2] Royal Standard Minerals Inc.[3]	25,400 111,654	25,400 111,654	$25,400 110,306
Kentucky Standard Energy Co.[4]	Nil	Nil	25,000
  Standard Energy Company is a private company related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. In the current year an impairment loss was recognized on the loan receivable due to the uncertainty with respect to collection.
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

  On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (2009 - $21, 480).

  This loan was payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It is unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2010, 2009, 2008

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2010 and 2009

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008

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

B. Significant Changes.

a) On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard. Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100%

ownership in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.  Standard and the Company were also applyhing for up to 10 drilling permits to test the property.

The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stocks. During the current fiscal year, this transaction was terminated.  The 2 million shares of the Company's common stock were not issued.

b) On June 12, 2008, the Company announced that Royal Standard Minerals Inc. ("RSM") had reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company.  In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of RSM if warranted.  It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company's articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares. The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. As of December 31, 2010, no series has been designated by the board of directors of the Company.

There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian currency)

	High	Low	Avg. Volume
2005 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.05 $0.06 $0.09 $0.17	$0.04 $0.03 $0.03 $0.04	9,378 27,991 41,567 108,903
2006 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.18 $0.18 $0.17 $0.10	$0.09 $0.10 $0.08 $0.05	39,533 51,333 17,900 19,500
2007 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.12 $0.07 $0.07 $0.08	$0.05 $0.06 $0.06 $0.04	29,567 19,267 14,262 29,696
2008 First Calendar Quarter Second Calendar Quarter	$0.15 $0.23	$0.05 $0.12	43,057 56,959

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Avg.Volume
2008 Third Calendar Quarter Fourth Calendar Quarter	$0.45 $0.15	$0.08 $0.05	2.633 2,533
2009 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.11 $0.09 $0.09 $0.09	$0.02 $0.02 $0.06 $0.03	700 6,700 5,700 10,267
2010 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.07 $0.12 $0.04 $0.03	$0.02 $0.01 $0.02 $0.01	5,767 11,027 14,241 18,289
2011 January 2011 February 2011 March 2011 April 2011 May 2011	$0.04 $0.07 $0.05 $0.06 $0.07	$0.03 $0.03 $0.04 $0.04 $0.04	8,430 11,079 6,839 17,735 22,876

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

Credit Risk

Credit risk is the risk of loss associated with a counterpart's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts and money market funds with reputable financial institutions. Due from related party amount is from a company that is related by virtue of its ownership by an officer and director of the Company. The amount is in good standing as of December 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and due from related party is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the

Company. As at December 31, 2010, the Company had a cash and cash equivalents balance of $8,519 (December 31, 2009 - $89,138) to settle accounts payable and accrued liabilities of $242,846 (December 31, 2009 - ($175,760), the current portion of due to related parties of $69,778 (December 31, 2009 - $25,400) and other liabilities of $563,818 (December 31, 2009 $563,818). The Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment (see Note 7 (i), (ii), (iii) of the Company's financial statements included herein under item #17). The Company is seeking sources of additional capital to improve its liquidity position.

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

Commodity Price Risk

Commodity price risk could adversely affect the Company. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of December 31, 2010, the Company was not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)     Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2010, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.
(ii)    The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $10,376 with all other variables held constant.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the  rules of the Securities and

Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Item 16C. Principal Accountant Fees and Services.

	2010	2009	2008
Audit Fees	$18,000	$30,000	$35,000
Audit Related Fees	$0	$0	$0
Tax Fees	$0	$0	$0
All Other Fees	$360	$480	$750

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

  Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2010, 2009, 2008

  Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2010 and 2009

  Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008

  Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2010, 2009, 2008

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

41

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

Date: June 29, 2011