Form 20-F
period 2011-12-31
SHARPE RESOURCES CORP
filed 2012-04-30
CIK 1024696

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: May 31, 2014
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	hours per response: 2645.00

FORM 20-F

 (Mark One)

__	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

__	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
__	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________________ For the transition period from to

Commission file number 001-34399
SHARPE RESOURCES CORPORATION (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
CANADA (Jurisdiction of incorporation or organization)
3258 MOB NECK ROAD HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)
Roland M. Larsen, Phone 804-580-8107, rolandl525@gmail.com, 3258 Mob Neck Road, Heathsville, VA, 22473
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
48,119,863 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
______Yes __X___No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.
__X__Yes ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ________ International Financial Reporting Standards as Issued Other _______
By the International Accounting Standards Board ___X_____

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
______ Item 17 ________Item 18

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3	KEY INFORMATION	4
A.	Selected financial data	4
B.	Capitalization and indebtedness	5
C.	Reasons for the offer and use of proceeds	5
D.	Risk factors	5
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	10
C.	Organizational structure	10
D.	Property, plants and equipment	10
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	10
A.	Operating results	10
B.	Liquidity and capital resources	12
C.	Research and development, patents and licenses, etc.	13
D.	Trend information	13
E.	Off balance sheet arrangements	13
F.	Tabular disclosures of contractual obligations	13
G.	Safe harbor	13
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	14
A.	Directors and senior management	14
B.	Compensation	15
C.	Board practices	19
D.	Employees	23
E.	Share ownership	23
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	23
A.	Major shareholders	23
B.	Related party transactions	24
C.	Interests of experts and counsel	25
ITEM 8	FINANCIAL INFORMATION	25
A.	Consolidated statements and other financial information	25
B.	Significant changes	25
ITEM 9	THE OFFER AND LISTING	26
A.	Offer and listing details	26
B.	Plan of distribution	27
C.	Markets	27
D.	Selling shareholders	27
E.	Dilution	27
F.	Expense of the issue	27
ITEM 10	ADDITIONAL INFORMATION	28
A.	Share capital	28
B.	Memorandum and articles of association	28
C.	Material contracts	28
D.	Exchange controls	28
E.	Taxation	30
F.	Dividends and paying agents	30
G.	Statements by experts	30
H.	Documents on display	30
I.	Subsidiary information	31
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	31
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	31

PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	33
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	33
ITEM 15	CONTROLS AND PROCEDURES	33
A	DISCLOSURE CONTROLS AND PROCEDURES	33
B	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	33
C	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM	33
D	CHANGES IN CONTROL OVER FINANCIAL REPORTING	34
ITEM 16	[RESERVED]	34
A	AUDIT COMMITTEE FINANCIAL REPORT	34
B	CODE OF ETHICS	34
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	34
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	35
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	35
F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	35
G	CORPORATE GOVERNANCE	35

PART III
ITEM 17	FINANCIAL STATEMENTS	36
	MANAGEMENTS DISCUSSION AND ANALYSIS	65
ITEM 18	FINANCIAL STATEMENTS	72
ITEM 19	EXHIBITS	72

	SIGNATURES	72

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

A.

Selected financial data.

The table below presents selected statement of operations and balance sheet data for Sharpe Resources Corporation as at and for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007 and include the accounts of the Company and its wholly owned US subsidiary Sharpe Energy Company.  The financial statements of Sharpe Resources Corporation were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.  These are the Company’s first annual consolidated financial statements prepared in accordance with (“IFRS”). Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in Note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

Sharpe Resources Corporation

Consolidated Financial Statement Data

For the Years Ended December 31

(Expressed in US Currency)

	2011	2010	2009	2008	2007
Selected Operating Data
Revenue	$133,368	$4,319	$30,663	$43,039	$10,808
Operating costs	(79,305	(161)	(533)	(1,824)	(26,210)
Expenses	(147,353)	(132,363)	(144,033)	(362,710)	(240,425)
Impairment of due from related party	0	(269,500)	0	0	0
Net Income (Loss) for the period	(93,290)	(397,705)	(113,903)	(321,495)	(255,827)
Earnings (Loss) per share basic	($0.00)	($0.01)	($0.00)	($0.01)	($0.01)
Earnings (Loss) per share diluted	($0.00)	($0.01)	($0.00)	($0.01)	($0.01)

	2011	2010	2009	2008	2007
Selected Balance Sheet Data
Cash and cash equivalents	$7,420	$8,519	89,138	$239,155	$292,434
Total assets	30,337	8,519	339,138	493,260	554,548
Other Liabilities	563,818	563,818	563,818	563,818	563,818
Share capital	(11,525,080)	(11,463,430)	(11,463,430)	(11,463,430)	(11,463,430)
Deficit	(12,947,254)	(12,853,964)	(12,456,259)	(12,342,356)	(12,020,861)

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

	2012[1]	2011	2010	2009	2008	2007
High for the Period	1.0272	1.0605	1.0776	1.2995	1.2971	1.1852
Low for the Period	0.9848	0.9448	0.9960	1.0289	0.9717	0.9168
Average for the Period	1.0003	0.9887	1.0298	1.1412	1.0660	1.0734
Rate at the end of the Period	0.9978	1.0168	1.0009	1.0461	1.2240	0.9881

1 Based on the period beginning 1/1/12 and ending on 4/13/12.

B.

Capitalization and indebtedness.

Not Applicable

C.

Reasons for the offer and use of proceeds.

Not Applicable

D.

Risk factors.

The operations of the Company involve a number of substantial risks and an investment in the securities of the Company is highly speculative in nature.  The following risk factors should be considered:

History of Losses; No Assurance of Profitability

The net loss for the year ending December 31, 2011 was $93,290 as compared to $397,705 for the year ending December 31, 2010 a decrease of $304,415.

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

The Company has accumulated losses of US $12,947,254 since inception.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of December 31, 2011, the Company had outstanding options to purchase an aggregate of 3,100,000 Common Shares.  The exercise prices of the outstanding options are Cdn. $0.10.  The expiration dates of the outstanding options range from May 15, 2012 to May 8, 2013.  At December 31, 2011 the Company had no warrants outstanding.  All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices.  Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms.  Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

No Dividends

The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Regulation

The Company’s coal and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies.  Failure to comply with such rules and regulations can result in substantial penalties.  The regulatory burden on the oil and gas industry increases the Company’s cost of doing business and affects its profitability.  Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

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

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites are abandoned and reclaimed the satisfaction of state authorities and the landowner. A breach of such regulations and legislation may result in the imposition of fines, penalties, clean-up orders and can affect the location of wells and facilities and the extent to which oil and gas exploration and development is permitted. Non-compliance with these regulations and legislation can be sufficient cause for governmental authorities to withhold approval of drilling and/or operating permits. Sharpe is in material compliance with current environmental laws and regulations.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of hazardous substances found at the site. Persons who are responsible for releases of hazardous substances found at the site and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company’s lack of control over wells operated by others, the failure of operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

Risk Inherent to Sharpe’s Proposed Mining Activities

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

2.

There are a number of uncertainties inherent in any exploration and development program, including the location of economic coal deposits, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.  Substantial expenditures will be required to pursue such exploration and development activities.  Assuming discovery of an economic ore body and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced.  New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase.  In addition, preliminary reserve estimates may prove inaccurate.  Accordingly, there can be no assurance that the Company’s current exploration and development programs will result in any commercial mining operations.

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

Dependence on Key Personnel

The Company’s success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

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

Sharpe entered the oil and gas business in the United States in early 1994.  In 1995, it acquired working and net revenue interests in over 400 oil and gas wells on 250 properties in 11 states and the WestThrifty waterflood project in Texas.  These assets were acquired from the oil and gas division of Figgie International Inc. and were located primarily in the Rocky Mountain and Southwestern United States regions.  In 1996, Sharpe sold almost all of its Rocky Mountain interests.  In early 1997, Sharpe acquired interests in the Matagorda offshore project.

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

B.

Business overview.

In May 2006, the Corporation changed its focus away from Texas based oil and gas business to coal, coal bed methane and shale gas projects in the northeastern US.  The Company had been a resource company engaged in oil and gas exploration, and production in the United States since the early 1990’s.  This effort included the acquisition, exploration and development of oil and gas properties in the United States.

C.

Organizational structure.

The Company has one wholly owned subsidiary, Sharpe Energy Company, which is incorporated pursuant to the laws of the State of Virginia.  The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

The terms "Sharpe" or the "Company", as used in this annual report on Form 20-F, refers to Sharpe or the Company and it’s wholly owned subsidiaries collectively.

D.

Property, plants and equipment.

The registered office of Sharpe Resources Corporation is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6.  The principal US office is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

Item 5.  Operating and Financial Review and Prospects

A.

Operating results.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The net loss for the year ending December 31, 2011 was $93,290 as compared to the net loss of $397,705 for the year ended December 31, 2010. Revenue for the year ending December 31, 2011 was $133,368 compared to $4,319 for the year ended December 31, 2010. This increase in revenue was primarily the result of a one-time disbursement of oil sales totaling $101,553that had been held in suspense since 2001. In addition, a one-time pooling bonus was received in the amount of $16,650.

Total expenses increased from $132,524 for the year ended December 31, 2010 to $226,658 for the year ending December 31, 2011. The increase is the result of an increase in operating expenses from $161 for the year ended December 31, 2010 to $79,305 for the year ending December 31, 2011. This increase is a direct result of operating expenses since 2001 held in suspense and netted against the one-time revenue disbursement. In addition, general and administrative expenses increased from $107,778 for the year ended December 31, 2010 to $123,364 for the year ending December 31, 2011.

The Company entered into an option agreement whereby it agreed to an option for Royal Standard Minerals Inc. (RSM) to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2,000,000 prior to December 9, 2009. Once the option was exercised by RSM a 50/50 joint venture agreement was to be entered into by the parties. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it had with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011. Once the option is exercised by RSM a formal 50/50 joint venture agreement will be entered into by the parties.

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

B.

Liquidity and capital resources.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The Company’s total assets at December 31, 2011 were $30,337 compared to $8,519 at December 31, 2010. The Company funded its operations for the year ending December 31, 2011 through the use of existing cash reserves and the one-time disbursement of oil sales. The Company does not have sufficient cash reserves to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

Total liabilities increased $53,458 in the year ending December 31, 2011 going from $943,718 at December 31, 2010 to $997,176 at December 31, 2011 and are the direct result of an increase in accounts payable.

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

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The Corporation’s cash balance at December 31, 2009 was $89,138 compared to $239,155 at December 31, 2008.  Total assets at December 31, 2009 were $339,138 compared to $493,260 at December 31, 2008.

Total liabilities decreased from $916,851 at December 31, 2008 to $876,632 at December 31, 2009 a decrease of $40,219.  Accounts payable decreased from $192,327 at December 31, 2008 to $175,760 at December 31, 2009.  The Current portion of due to related parties decreased from $74,708 at December 31, 2008 to $25,400 at December 31, 2009.

C.

Research and development, patents and licenses, etc.

See Item 4. D. above.

D.

Trend information.

See Items 3. D. and 4. D. above.

E.

Off-balance sheet arrangements.

There are no off-balance sheet arrangements.

F.

Tabular disclosure of contractual obligations.

Contractual Obligations		Payments by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654*	$111,654	$0

*See item (iv) in Note 10 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company.

G.

Safe Harbor

Not applicable

Item 6.  Directors, Senior Management and Employees

A.

Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Sharpe Resources.

NAME	OFFICE HELD	SINCE

Roland M. Larsen Richmond,Virginia	President, Chief Executive Officer and Director	1993

Kimberley Koerner[1] Brambleton, Virginia	Treasurer and Director	2002

Troy Koerner Brambleton, Virginia	Director	2002

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

Name and Principal Position	Year				Non-equity incentive plan compensation ($)
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Roland Larsen President	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No options were exercised by the Named Executive Officer during the twelve months ended December 31, 2011.

Long-Term Incentive Plan

The Company does not have a Long-Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under provisions of the stock option plan.

Stock Option Plan

The purpose of this plan (the “Plan”) is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Sharpe Resources Corporation and its subsidiaries (collectively, the “Company”) in the growth and development of the Company by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Company.

The Plan is administered by the Board of Directors of the Company, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Company (such committee, or if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Corporation Employees and Consultants of theCompany (or in each case their personal holding companies) (collectively, the “Optionees”), to whom options (“Options”) to purchase common shares (“Common Shares”) of the Company may be granted, and the number of Common Shares to be optioned to each, provided that:

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

Outstanding Share-based awards and option based awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year.  This includes unexercised options held by the Named Executive Officers during 2011 and the value of unexercised options held by the Named Executive Officers as at December 31, 2011.  The Company does not have a share-based plan.

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

Incentive plan awards – value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer’s during the year ended December 31, 2011.

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

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers’ employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers’ responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

Compensation of Directors

The Directors have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed.  The Directors had no other arrangements with the Company where they were compensated for services as consultants or experts by the Company or its subsidiaries during the financial year ended December 31, 2011.  Executive Officers of the Company who also act as Directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive Officers.  See “Summary of Compensation” above.

The following table provides details with respect to compensation paid to, or earned by the Directors of the Company who were not Named Executive Officers as at December 31, 2011:

Name and Principal Position	Year	Fees ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans Long-term incentive plans	Pension value ($)	All other compensation ($)	Total Compensation ($)
Kimberly Koerner Director/Treasurer	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Troy Koerner Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Outstanding Option-Based Awards - Directors

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Directors during 2011 and the value of unexercised options held by the Directors who were not Named Executive Officers as at December 31, 2011. The Company does not have a share-based plan.

	Option–based Awards				Share –based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or unites of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)
Kimberly Koerner	500,000 600,000	$0.10 $0.10	May 08, 2013 May 15, 2012	Nil Nil	N/A	N/A
Troy Koerner	500,000	$0.10	May 08, 2013	Nil	N/A	N/A

Incentive plan awards – value vested or earned during the year

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officer’s during the year ended December 31, 2011.

Name	Option-based awards- Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kimberly Koerner	Nil	Nil	Nil
Troy Koerner	Nil	Nil	Nil

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2011.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	3,100,000	$0.10	1,761,986
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,100,000	$0.10	1,761,968

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

Election of Directors and Officers

The Company's articles provide for a minimum of three and a maximum of seven directors, to be elected yearly and to hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed.  The whole board is elected at each annual meeting, and alldirectors then in office must retire, but, if qualified, are eligible for re-election.  If an election of directors is not held at the proper time, the directors continue in office until their successors are elected or appointed.  Each officer continues to hold office until the appointment of officers at the first meeting of the board of directors after the election of directors and, in default of the appointment of officers at such meeting, continues to hold office after such meeting.  In the absence of written agreements to the contrary, the board may remove at its pleasure any officer of the Company.

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

1.

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

2.

Kimberly L. Koerner (Chair)
Roland Larsen
Troy Koerner

3.

The role of the Audit Committee is to provide oversight, and, in such a role, it has the powers set forth in this Charter. While being financially literate, the members of the Committee are generally not accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are prepared in accordance with generally accepted accounting principles. Nor is it the duty of the Audit Committee to conduct investigations and to assure compliance with any laws and regulations and the Company's business conduct guidelines. These matters are the responsibility of management and, in certain cases, the external auditor.

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

l) The Audit Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the Company or other liability whatsoever.

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

D.

Employees.

Other than the officers and directors, the Company has no employees.

E.

Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[1]
Roland M. Larsen Richmond, Virginia	President, CEO & Director	6,789,220

Kimberley Koerner Brambleton, Virginia	Treasurer & Director	3,518,480

Troy Koerner Brambleton, Virginia	Director	2,649,860

1.  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective individuals.

Item 7.  Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table shows as at December 31, 2011 each person who is known to the Company, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Company (1)
CDS & Co. (2) Toronto, Ontario	24,212,566 Common Shares	50.317%
Roland M. Larsen Richmond, Virginia	6,789,220 Common Shares	14.109%

(1)

Based on 48,119,863 Common Shares issued and outstanding as at December 31, 2011.

(2)

This is a nominee account.  To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee.  The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B.

Related party transactions.

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

(a)

Sharpe entered into the following transactions with related parties:

For the Year ended December 31

	2011	2010
Roland MD Larsen[1]	$20,550	$0

(i)

500,000 shares were issued to the son of the Chief Executive Officer of the Company for employment services. They are valued at the fair market value of the shares on the date of issuance (Note 11(b)(i) of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010).

(b) Balances with related parties are comprised of:

		December. 31, 2011	December 31, 2010	December 31, 2009

Due From Related Party	Standard Energy Company (i)	$0	$0	$250,000
		$0	$0	$250,000

Due To Related Parties	Roland M. Larsen (ii)	$17,953	$25,400	$25,400
	Royal Standard Minerals Inc. current portion (iii)	$111,654	$44,378	$0
	Royal Standard Minerals Inc. long term portion (iii)	$0	$67,276	$111,654
		$129,607	$137,054	$137,054

(i) The initial purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Company ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment.  On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the first quarter ended March 31, 2010, 2009 and 2008 of the Company. This transaction was cancelled during the first quarter 2010 and the receivable was written off as uncollectible.

(ii) This loan is payable to an officer and director of the Company and was used to fund payables.  It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") was a related Company by virtue of common management and common directors. As of December 7, 2011 the Company ceased to be a related party, as Roland Larsen stepped down as President and Chief Executive Officer of RSM.

The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (December 31, 2010 - $21,480). The first payment due on September 9, 2011 was not paid. The outcome of this is unknown.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value).

C.

Interests of experts and counsel.

Not Applicable.

Item 8.  Financial Information

A.

Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17:

*

Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2011, 2010, 2009

*

Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2011 and 2010

*

Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2011, 2010, 2009

*

Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2011, 2010, 2009

*

Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

*

Management’s Discussion and Analysis

These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in Note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.

For more information on accounting policies see Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company. The accounting policies set out in Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 (Note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company) for the purposes of the transition to IFRS, as required by IFRS 1.

B.

Significant Changes.

a)

On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard Energy Company (“Standard”).  Standard is a private company related by virtue of its ownership by an officer and director of the Company.  Standard’s primary asset includes 100% ownership in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.  Standard and the Company were also applying for up to 10 drilling permits to test the property.

The purchase price consisted of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company’s common stocks.  During the current fiscal year, this transaction was terminated.  The 2 million shares of the Company’s common stock were not issued.

b)

On June 12, 2008, the Company announced that Royal Standard Minerals Inc. (“RSM”) had reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects.  To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen was the Chief Executive Officer of both RSM and the Company.  In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM appointed an independent committee of directors consisting of Robert N. Granger (chairman), Mackenzie I. Watson and James C. Dunlop to evaluate, finalize and recommend the transaction to the Board of Directors of RSM if warranted.  It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company.  The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements.  RSM can earn its 50% interest by advancing four projects to production over the next 12 months.  The letter of intent agreement was approved and executed by both Boards of Directors on November 12, 2008.

c)

The Company has entered into an option and joint venture agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.

The optionee of the agreement is RSM which was related to the Company due to the fact that they had common management and directors.

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

On May 10, 1998, the shareholders of the Company approved by the requisite vote an amendment to the Company’s articles to increase the authorized capital of the Company by the creation of an unlimited number of preferred shares.  The preferred shares are issuable in series and authorize the directors of the Company to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.  As of December 31, 2011, no series has been designated by the board of directors of the Company.

There are no laws or regulations, which would impose voting restrictions on non-resident shareholders.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Avg. Volume
2008 Third Calendar Quarter Fourth Calendar Quarter	$0.45 $0.15	$0.08 $0.05	2.633 2,533
2009 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.11 $0.09 $0.09 $0.09	$0.02 $0.02 $0.06 $0.03	700 6,700 5,700 10,267
2010 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.07 $0.12 $0.04 $0.03	$0.02 $0.01 $0.02 $0.01	5,767 11,027 14,241 18,289
2011 First Calendar Quarter Second Calendar Quarter Third Calendar Quarter Fourth Calendar Quarter	$0.07 $0.07 $0.04 $0.07	$0.03 $0.04 $0.03 $0.01	9,300 14,633 2,267 17,167
2012 January 2011 February 2011 March 2011	$0.10 $0.07 $0.15	$0.07 $0.06 $0.06	25,900 20,900 14,600

B.

Plan of Distribution

Not Applicable

C.

Markets

The Company’s shares currently trade on the OTC:BB under the symbol SHGP.

D

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate, foreign exchange rate, and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterpart’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash. Cash consists of non-interest and interest bearing bank accounts with reputable financial institutions.  Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  As at December 31, 2011, the Company had a cash balance of $7,420 (December 31, 2010 - $8,519) to settle accounts payable and other liabilities of $303,751 (December 31, 2010 - $242,846), due to related parties of $111,654 (December 31, 2010 - $69,778) and other liabilities of $563,818 (December 31, 2010 - $563,818).  The Company’s accounts payable and other liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.  A portion of the due to related parties is unsecured with no set date of repayment (see notes 10(ii) and 10 (iii) of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010).  The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates. The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds.  The Company periodically monitors its interest bearing bank accounts and money market funds and is satisfied with the creditworthiness of its banks.

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

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)

FVTPL assets include an interest bearing bank account with a variable interest rate.  As at December 31, 2011, sensitivity to a plus or minus 10% change in interest rates would not be significant to the statement of loss and comprehensive loss.

(ii)

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and other liabilities, and due to related parties that are denominated in Canadian dollars.  Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $11,000 with all other variables held constant.

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

B.  Management’s Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C.  Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

Item 16C.  Principal Accountant Fees and Services.

	2011*	2010	2009
Audit Fees	$20,000	$18,000	$30,000
Audit Related Fees		$0	$0
Tax Fees		$0	$0
All Other Fees	$400	$360	$480

*

The 2011 audit fees have not yet been billed.  The amounts shown are estimates that were included in the audit planning letter.

Policies and Procedures for Pre-Approval of Auditor’s Services

The Audit Committee has adopted a policy and procedures regarding the engagement of the Company’s auditors, which are summarized below.

The auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of MSCM LLP as auditors by the shareholders at the Company’s next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company’s business, and that Management recommends the Audit Committee engage the auditors to provide.

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

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Chair of the Audit Committee is responsible for tracking all auditors’ fees against the estimates for such services and reporting to the Audit Committee every quarter.

As required by the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), all audit, audit related and non-audit services rendered by MSCM LLP pursuant to engagements entered into since March 23, 2009 and prior to that by McCarney Greenwood, LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which provides that venture issuers (as that term is defined  therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no known purchases of the Company’s securities by or on behalf of the Company or any affiliated purchaser during the period covered by this Annual Report.

Item 16F.  Changes in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

Not applicable.

PART III

Item 17.  Financial Statements.

Following is a list of financial statements filed as part of the annual report under Item #17:

*

Auditor's Report for Sharpe Resources Corporation for the year ended December 31, 2011, 2010, 2009

*

Consolidated Balance Sheets of Sharpe Resources Corporation as at December 31, 2011 and 2010

*

Consolidated Statements of Operations and Deficit of Sharpe Resources Corporation for the years ended December 31, 2011, 2010, 2009

*

Consolidated Statements of Cash Flows of Sharpe Resources Corporation for the years ended December 31, 2011, 2010, 2009

*

Notes to the Consolidated Financial Statements of Sharpe Resources Corporation

*

Management’s Discussion and Analysis

The financial statements of Sharpe Resources Corporation were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Adoption of IFRS has resulted in changes in accounting policies compared to the most recent financial statements prepared under Canadian GAAP.  The accounting policies as set out in Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 have been applied consistently to all periods presented.  They have also been applied in the preparation of an opening IFRS adjustment of financial position as at January 1, 2010 as required by IFRS 1 First Time Adoption of IFRS.  The impact of the transition from Canadian GAAP to IFRS is explained in Note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

MSCM LLP
Accountants & Advisors for a Complex World®

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation
(An Exploration Stage Company)

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
Licensed Public Accountants

Toronto, Ontario
April 12, 2010

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

SHARPE RESOURCES COMPANY

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Company Inc. (the “Company” or “Sharpe”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ending December 31, 2011. The MD&A was prepared as of April 27, 2012 and should be read in conjunction with the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

These are the Company’s first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.

Overview

The Company is continued under the Canadian Business Corporations Act (“CBCA”) and its common shares are listed in the United States on the OTC:BB symbol SHGP. The primary office is located at 360 Bay Street, Suite 500, Toronto, Ontario, Canada, M5H 2V6. The Company is engaged in the development of mineral resources in the United States of America.

Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America.

Results of Operations

The net loss for the year ending December 31, 2011 was $93,290 as compared to the net loss of $397,705 for the year ended December 31, 2010. Revenue for the year ending December 31, 2011 was $133,368 compared to $4,319 for the year ended December 31, 2010. This increase in revenue was primarily the result of a one-time disbursement of oil sales totaling $101,553that had been held in suspense since 2001. In addition, a one-time pooling bonus was received in the amount of $16,650.

Total expenses increased from $132,524 for the year ended December 31, 2010 to $226,658 for the year ending December 31, 2011. The increase is the result of an increase in operating expenses from $161 for the year ended December 31, 2010 to $79,305 for the year ending December 31, 2011. This increase is a direct result of operating expenses since 2001 held in suspense and netted against the one-time revenue disbursement. In addition, general and administrative expenses increased from $107,778 for the year ended December 31, 2010 to $123,364 for the year ending December 31, 2011.

Sharpe Resources Corporation

Management Discussion and Analysis 2011

The Company entered into an option agreement whereby it agreed to grant an option for Royal Standard Minerals Inc. (RSM) to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2,000,000 prior to December 9, 2009. Once the option was exercised by RSM a 50/50 joint venture agreement was to be entered into by the parties. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it had with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Liquidity and Capital Resources

The Company’s total assets at December 31, 2011 were $30,337 compared to $8,519 at December 31, 2010. The Company funded its operations for the year ending December 31, 2011 through the use of existing cash reserves and the one-time disbursement of oil sales. The Company does not have sufficient cash reserves to fund its administrative costs for the following 12 months and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

Total liabilities increased $53,458 in the year ending December 31, 2011 going from $943,718 at December 31, 2010 to $997,176 at December 31, 2011 and are the direct result of an increase in accounts payable.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

Contractual Obligations		Payments by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Due to Royal Standard Minerals	$111,654*	$111,654	$0	$0	$0

 * See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Company. As revenue from operations improve the capital requirement of the Company will also improve.  However, debt and equity financings will continue to be a source of capital to expand the Company’s activities in the future.

The Company is authorized to issue an unlimited number of common shares of which 48,119,863 are outstanding at December 31, 2011. On June 9, 2011, 1,500,000 shares were issued to individuals for employment or similar services. These individuals have never been paid by the Company and it has been determined that the fair value of the services is not reliably estimable. The company has valued the shares based on the fair market value of the shares on the date of issue.

Also at December 31, 2011 the Company had outstanding options to purchase 3,100,000 common shares with exercise prices of Cdn $0.10 per share and expiration dates ranging from May 2012 to May 2013.

Sharpe Resources Corporation

Management Discussion and Analysis 2011

There are no warrants outstanding at December 31, 2011.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Company and should be read in conjunction with such statements, including the notes thereto:

	2011	2010	2009
Selected Operating Data
Revenue	$133,368	$4,319	$30,663
Operating Costs	($79,305)	($161)	($533)
Expenses	($147,353)	($401,863)	($144,033)
Net loss and comprehensive loss for the year	($93,290)	($397,705)	($113,903)
Loss per share – basic	($0.00)	($0.00)	($0.00)
Loss per share – diluted	($0.00)	($0.00)	($0.00)

	2011	2010	2009
Selected Balance Sheet Data
Total Assets	$30,337	$8,519	$339,138
Total Current Liabilities	$979,223	$876,442	$764,978
Total Long Term Debt	$0	$67,276	$111,654
Total Liabilities	$997,176	$943,718	$876,632
Share Capital	$11,525,080	$11,463,430	$11,463,430
Deficit	($12,947,254)	($12,853,964)	($12,456,259)

Selected Quarterly Information

The following is a summary of selected financial information of the Company for the quarterly periods indicated:

	3 Mos. Ending Dec 31, 2011	3 Mos. Ending Sept 30, 2011	3 Mos. Ending June 30, 2011	3 Mos. Ending Mar 31, 2011	3 Mos. Ending Dec 31, 2010	3 Mos. Ending Sept 30, 2010	3 Mos. Ending June 30, 2010	3 Mos. Ending Mar 31, 2010
Revenue	$3,997	7,323	$120,481	$1,567	$334	$1,262	$0	$2,723
Expenses	($75,578)	($8,461)	($123,762)	($18,857)	($333,599)	($22,536)	($25,875)	($20,014)
Net Loss	($71,581)	($1,138)	($3,281)	($17,290)	($333,265)	($21,274)	($25,875)	($17,291)
Net Loss per Common share basic and diluted	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)

Sharpe Resources Corporation

Management Discussion and Analysis 2011

Transactions with Related Parties

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

(a)

Sharpe entered into the following transactions with related parties:

For the Year ended December 31

	2011	2010
Roland MD Larsen[1]	$20,550	$0

(i)

500,000 shares were issued to the son of the Chief Executive Officer of the Company for employment services. They are valued at the fair market value of the shares on the date of issuance (note 11(b)(i) of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010).

(b) Balances with related parties are comprised of:

		December. 31, 2011	December 31, 2010	December 31, 2009

Due From Related Party	Standard Energy Company (i)	$0	$0	$250,000
		$0	$0	$250,000

Due To Related Parties	Roland M. Larsen (ii)	$17,953	$25,400	$25,400
	Royal Standard Minerals Inc. current portion (iii)	$111,654	$44,378	$0
	Royal Standard Minerals Inc. long term portion (iii)	$0	$67,276	$111,654
		$129,607	$137,054	$137,054

(i) The initial purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Company ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Company. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment.  On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2010 and 2009 and for the first quarter ended March 31, 2010, 2009 and 2008 of the Company. This transaction was cancelled during the first quarter 2010 and the receivable was written off as uncollectible.

(ii) This loan is payable to an officer and director of the Company and was used to fund payables.  It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") was a related Company by virtue of common management and common directors. As of December 7, 2011 the Company ceased to be a related party, as Roland Larsen stepped down as President and Chief Executive Officer of RSM.

The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principal payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013.

Sharpe Resources Corporation

Management Discussion and Analysis 2011

Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (December 31, 2010 - $21,480). The first payment due on September 9, 2011 was not paid. The outcome of this is unknown.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm’s length equivalent value).

Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported financial performance, cash flows and financial position of the Company, are presented in note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010.

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.

For more information on accounting policies see Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company. The accounting policies set out in Note 2 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 (note 16 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company) for the purposes of the transition to IFRS, as required by IFRS 1.

Risk and Uncertainties

At the present time, the Company does not have sufficient assets to maintain ongoing profitability. The Company’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

As at December 31, 2011, the Company had negative working capital of $966,839 (December 31, 2010 - negative working capital of $867,923) and an accumulated deficit of $12,947,254 (December 31, 2010 - $12,853,964).

The Company has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

Sharpe Resources Corporation

Management Discussion and Analysis 2011

The Company’s business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 of the Company.

Environment

Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Company’s business and affairs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Management’s Responsibility for Financial Information

The Company’s financial statements are the responsibility of the Company’s management, and have been approved by the Board of Directors. The audited Consolidated Financial Statements Years Ended December 31, 2011 and December 31, 2010 have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the financial position date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with applicable International Financial Reporting Standards.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Sharpe Resources Corporation

Management Discussion and Analysis 2011

Additional Information

Additional information relating to the Company, including the annual information form of the Company, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.sharperesourcescorporation.com.

\s\ Roland M. Larsen

Roland M. Larsen, President

Heathsville, VA

April 27, 2012

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

April 30, 2012